Exhibit 99.1

中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People's Republic of China)
Stock code: 00338 Hong Kong 600688 Shanghai SHI New York

INTERIM REPORT 2021

CONTENTS

2	IMPORTANT MESSAGE

3	DEFINITIONS

4	CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS

7	REPORT OF THE DIRECTORS

26	MAJOR EVENTS

39	CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

45	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

49	Report on Review of Interim Financial Information prepared under International Financial Reporting Standards

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

50	Consolidated Statement of Profit or Loss for the six months ended 30 June 2021

51	Consolidated Statement of Profit or Loss and Other Comprehensive Income for the six months ended 30 June 2021

52	Consolidated Statement of Financial Position at 30 June 2021

55	Consolidated Statement of Changes in Equity for the six months ended 30 June 2021

57	Condensed Consolidated Statement of Cash Flows for the six months ended 30 June 2021

59	Notes to the unaudited interim financial report

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

93	Consolidated and Company Balance Sheets As At 30 June 2021

95	Consolidated and Company Income Statements For The Six Months Ended 30 June 2021

97	Consolidated and Company Cash Flow Statements For The Six Months Ended 30 June 2021

99	Consolidated Statement of Changes In Shareholders’ Equity For The Six Months Ended 30 June 2021

100	Statement of Changes In Shareholders’ Equity For The Six Months Ended 30 June 2021

101	Notes to The Financial Statements

250	C. Supplementary Information to The Financial Statements

253	Written Confirmation Opinions of Directors, Supervisors and Senior Management on the Company’s 2021 Interim Report

255	Corporate Information

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IMPORTANT MESSAGE

1.

The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2021 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2021 interim report of the Company, and severally and jointly accept responsibility.

2.	All the Directors attended the ninth meeting of the Tenth Session of the Board for approving the 2021 interim report of the Company.

3.	The interim financial report for the six months ended 30 June 2021 (the “Reporting Period”) is unaudited.

4.

Mr. Wu Haijun, Chairman and the responsible person of the Company; Mr. Du Jun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial statements contained in the 2021 Interim report.

5.	The Company did not distribute the half-year profit for 2021 nor was there any capitalization of capital reserves.

6.

The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

7.	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

8.	The Company did not provide external guarantees in violation of the required decision-making procedures.

9.	Reminder of Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in section 2 of the “Report of the Directors” in chapter 3 for details of the potential risks arising from the future development of the Company.

10.	The 2021 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

2    Sinopec Shanghai Petrochemical Company Limited

CHAPTER ONE DEFINITIONS

1.	Definitions

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “Sinopec Shanghai”	refers to	Sinopec Shanghai Petrochemical Company Limited

“Board”	refers to	the Board of Directors of the Company

“Director(s)”	refers to	the Director(s) of the Company

“Supervisory Committee”	refers to	the Supervisory Committee of the Company

“Supervisor(s)”	refers to	the Supervisor(s) of the Company

“PRC” or “China”	refers to	the People’s Republic of China

“Reporting Period”	refers to	the six months ended 30 June 2021

“Hong Kong Stock Exchange”	refers to	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	refers to	The Shanghai Stock Exchange

“Group”	refers to	the Company and its subsidiaries

“Sinopec Group”	refers to	China Petrochemical Corporation

“Sinopec Corp.”	refers to	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	refers to	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	refers to	the PRC Securities Law

“Company Law”	refers to	the PRC Company Law

“CSRC”	refers to	China Securities Regulatory Commission

“Articles of Association”	refers to	the articles of association of the Company

“Hong Kong Stock Exchange website”	refers to	www.hkexnews.hk

“Shanghai Stock Exchange website”	refers to	www.sse.com.cn

“website of the Company”	refers to	www.spc.com.cn

“HSE”	refers to	Health, Safety and Environment

“LDAR”	refers to	Leak Detection and Repair

“COD”	refers to	Chemical Oxygen Demand

“VOCs”	refers to	Volatile Organic Compounds

“SFO”	refers to	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	refers to	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	refers to	the A Share Share Option Incentive Scheme of the Company

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CHAPTER TWO CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS

(1)	Major Accounting Data and Financial Indicators (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Unit: RMB’000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	37,136,606	35,663,352	4.13

Total profit/(loss)	1,510,713	-2,354,618	Not applicable

Net profit/(loss) attributable to equity shareholders of the company	1,244,189	-1,716,072	Not applicable

Net profit/(loss) attributable to equity shareholders of the company excluding non-recurring items	1,169,426	-1,788,160	Not applicable

Net cash used in operating activities	-2,389,552	–2,904,166	17.72

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	29,463,540	29,218,033	0.84

Total assets	46,829,792	44,749,173	4.65

4    Sinopec Shanghai Petrochemical Company Limited

CHAPTER TWO CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS (continued)

Major Financial Indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings/(losses) per share (RMB/ Share)	0.115	-0.159	Not applicable
Diluted earnings/(losses) per share (RMB/ Share)	0.115	-0.159	Not applicable
Basic earnings/(losses) per share after non-recurring items (RMB/Share)	0.108	-0.164	Not applicable
Return/(loss) on net assets (weighted average) (%)*	4.164	-6.588	Increase 10.75 percentage points
Return/(loss) on net assets after non-recurring items (weighted average) (%)*	3.913	-6.835	Increase 10.75 percentage points

*	The above-mentioned net assets do not include non-controlling interests.

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	Net (loss)/profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	1,244,189	-1,716,072	29,463,540	29,218,033
Prepared under IFRS	1,276,462	-1,670,829	29,444,502	29,197,990

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2021 interim report.

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CHAPTER TWO CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS (continued)

(3)	Non-recurring Profit and Loss Items (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Unit: RMB’000

Non-recurring profit and loss items	Amount
Gains on disposal of non-current assets	62,290
Government grants recorded in profit and loss	11,412
Employee reduction expenses	-8,437
Gains from changes in fair value of financial assets and liabilities	23,343
Gains from structured deposits	22,209
Loss on disposal of derivative financial instruments	-151
Loss on selling of financial assets at fair value through other comprehensive income	-2,096
Other non-operating income and expenses other than those mentioned above	-9,421
Income tax effect for the above items	-24,840
Effect attributable to non-controlling interests (after tax)	454

Total	74,763

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CHAPTER THREE REPORT OF THE DIRECTORS

Section 1: Business Overview

(1)	Description of the Principal Business, Operating Model and Industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for high-quality petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product structure, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In the first half of the year, the petrochemical industry achieved a good start, showing a good situation of booming production and sales. The international oil price climbed to a two-and-a-half-year high, the ex-factory price of major chemicals increased by 12.4%, and the crude oil processing volume, product oil output, olefins and aromatics hydrocarbons output increased significantly. The crude oil processing volume increased by 10.7%, product oil output increased by 10.5%, ethylene output increased by 26.6% and pure benzene increased by 8.1% year-on-year. The revenue and profit increased significantly year-on-year, and the revenue profit margin of the whole industry was 9.15%, creating a record high.

In the context of carbon peaking and carbon neutralization, the Ministry of Ecological and Environment issued “the Guiding Opinions on Strengthening the Prevention and Control of Ecological Environment Sources of High Energy Consumption and High Emission Construction Projects” to resolutely curb the blind development of high energy consumption and emission projects. Many areas took positive actions, formulated relevant action plans, optimized the industrial structure and energy structure, promoted the clean and efficient utilization of coal, and vigorously developed new energy. The production and sales of new energy vehicles increased by 2 times year-on-year, and the sales data was the same as that of 2019. PetroChina, Sinopec, CNOOC and other large domestic petroleum and petrochemical enterprises have put forward green and low-carbon strategic measures to accelerate green and low-carbon transformation and high-quality development.

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CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(2)	Analysis of core competitiveness during the Reporting Period

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has 49 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

Section 2: Management Discussion and Analysis

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1.	Review of the Company’s operations during the Reporting Period

In the first half of 2021, the global economy gradually recovered from the recession caused by COVID-19, but the pace of recovery varied across countries. China’s achievements in coordinating epidemic prevention and control as well as economic and social development have been continuously expanded and consolidated, and the economy has continued to recover steadily. In the first half of the year, there was a year-on-year increase of 12.7% in China’s GDP. China’s petrochemical industry got off to a good start with substantial growth in revenue and profits. There was an increase in the production quantity of major products in the petrochemical industry and the consumption of major products in the market has been performing well. However, in response to climate changes, the development of the petrochemical industry has also faced new challenges. The aim to peak carbon dioxide emissions and to achieve carbon neutrality has put forward new requirements to the development mode and quality of the industry.

8    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

In the first half of 2021, faced with rare opportunities of operational development such as gradual recovery of global economy, strong upward rise of international oil prices and obvious recovery of market demand, the Company adhered to the working philosophy of “to challenge advanced levels, to emulate highest standards”. The Company focused on stable operation, system optimization, reform and innovation, and team building to achieve overall stable production operation, complete the largest equipment overhaul in history, and steadily promote the reform and development of various tasks. Therefore, the Company has largely achieved its production and operation goals, and had a good start in the 14th Five Year Plan.

For the six months ended 30 June 2021, the revenue of the Group was RMB37.0885 billion, an increase of RMB1.461 billion or 4.10% over the same period last year; pre-tax profit achieved RMB1.543 billion (compared with a pre-tax loss of RMB2.3094 billion in the same period last year), an increase of RMB3.8524 billion; profit after tax and non-controlling shareholders’ equity achieved RMB1.2765 billion (a loss of RMB1.6708 billion in the same period last year), an increase of RMB2.9473 billion.

In the first half of 2021, affected by the major overhaul, the Group produced a total of 5.9085 million tons of main commodities, representing a decrease of 11.19% from the same period last year. From January to June 2021, 6.2101 million tons of crude oil were processed (including 197,500 tons of imported materials), representing a year-on-year decrease of 11.52%. The production of refined oil amounted to 3.6183 million tons, representing a year-on-year decrease of 8.34%, and the production of gasoline amounted to 1.4612 million tons, representing a year-on-year decrease of 0.86%; the production of diesel recorded 1.5484 million tons, representing a year-on-year decrease of 15.67%; the production of aviation kerosene recorded 608,800 tons, representing a year-on-year decrease of 4.52%; the production of liquefied gas recorded 264,400 tons, representing a year-on-year decrease of 38.58%. The production of ethylene recorded 303,000 tons, representing a year-on-year decrease of 25.92%; the production of paraxylene recorded 147,400 tons, representing 53.97% less than last year. The production of plastic resins and copolymers recorded 451,200 tons, a year-on-year decrease of 15.09%. The production of synthetic fiber raw materials recorded 134,200 tons, representing a decrease of 50.95% year-on-year; the production of synthetic fiber polymer recorded 171,900 tons, representing a year-on-year increase of 3.80%; the production of synthetic fiber recorded 54,500 tons, representing a year-on-year decrease of 24.93%. In the first half of the year, the Group’s production and sales ratio was 100.66%, and the payment recovery rate (excluding related parties) was 99.59%.

The major overhaul was successfully completed. The overhaul, which lasted nearly three and a half months and involved a total of 58 sets of devices, is the largest shutdown maintenance in the history of the Company. As of 23 June 2021, all the overhauled devices have been successfully put to production.

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CHAPTER THREE REPORT OF THE DIRECTORS (continued)

Overall safety and environmental protection were under control. In the first half of the year, the Group coordinated the relationship between development and safety, implemented and promoted the construction of process safety management system, and effectively laid the foundation for stable operations. Leaders at all levels shall be responsible for business safety production, strengthen the management of the direct operation links and contractor management, and start the revision of the Company’s HSE management system manual. Achievements in building green enterprises have been consolidated. The Company actively promoted the green enterprise plan and the green infrastructure and foundation establishment, carried out pollution prevention and control, started to promote the 3rd round of comprehensive environmental improvement action in Jinshan area, strengthened the operation and management of environmental protection facilities, established the boundary pollutant alarm and odor tracing mechanism, and realized the intelligent control of LDAR testing data of the Company. The Company actively participated in carbon trading. From January 2021 to June 2021, the Company’s effluent comprehensive compliance rate was 100%, and the total discharge of COD, ammonia nitrogen and nitrogen oxide decreased by 32.36%, 39.59% and 18.79% respectively. The Company’s cumulative comprehensive energy consumption recorded 1.039 tons of standard coal per RMB10,000, compared with 1.067 tons of standard coal per RMB10,000 last year, a decrease of 2.66%. Affected by the overhaul, the average value of VOCs concentration at plant boundary in the first half of the year rose 5.52% year-on-year.

The operation of the devices was generally stable. In the first half of the year, keeping it as the goal to rein “three smalls” (small fluctuation, small abnormality, small deviation) and put an end to “three unplanneds” (unplanned lockout, unplanned shutdown, unplanned knocking-off), the Group worked hard to avoid unplanned lockout, increased the inspection of unit running quality, and paid special attention to material balance and public works coordination during the major overhaul. In the first half of the year, there was no level 2 or above unplanned lockout, and the expected goal was achieved. The Company established the process changing management system and online approval process to realize PDCA closed-loop management. Among the 58 main technical and economic indicators included in the monitoring, 18 indicators showed improvement as compared to the level of last year, with a year-on-year improvement rate of 31.03%. 16 items reached the industry advanced level, and the industry advanced rate reached 27.59%.

There was continuous improvement in the Company’s system optimization. In the first half of the year, the Group continued to prioritize effectiveness and benefits and be guided by the market to achieve economic benefit which exceeded the expected target. The Company optimized its crude oil procurement, timely adjusted the mix of light, medium and heavy crude oil according to the trend of international crude oil prices and increased mutual substitution and procurement flexibility. Meanwhile, the Company made rational use of financial derivatives to maintain the DME (Dubai Mercantile Exchange) pricing of Oman crude oil. The Company optimized the product structure, and timely adjusted the product structure according to the market and efficiency. In the first half of the year, the diesel ratio was 1.06, representing a year-on-year decrease of 0.19. The Company made an effort to increase the output of high value-added chemical products, new products and differentiated products, and adopted intermediary materials such as cracked C4, C5, ethylene and propylene to ensure the high load operation of efficient devices such as polyethylene and butadiene. The Company strengthened the connection between production and sales, made a three-month rolling price forecast, actively promoted the increase of the total amount of petroleum coke replacement, opened up the export process of gasoline and low-sulfur aviation coal in the form of general trade, and implemented the dynamic optimization of production scheduling mechanism in multiple products. The Company strengthened the cost control, strictly reduced the non-productive expenses, promoted the Company to reduce the cost scale, and improved the cost input-output efficiency.

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CHAPTER THREE REPORT OF THE DIRECTORS (continued)

Steady progress was made in reform and development. The Company comprehensively promoted the three-year action of deepening reform, carried out the action of improving the world-class management, revised the performance appraisal management methods and implementation rules, standardized the advanced units in the industry to ensure the normalization of the “three basic” work, and sought new development in “oil to chemicals”. The Company vigorously promoted the security risk rectification project of the central control room of the olefin division and other projects, and completed the overhaul synchronously. The Company promoted the construction of the large-tow carbon fiber project, accelerated the hydrogen demonstration project and the 250,000 tons/year thermoplastic elastomer new material project built in cooperation with Baling Petrochemical. We increased research efforts in key application fields of carbon fiber composite materials, expanded cooperation in 3D braiding and processing applications, alternative materials for precision instruments, spinning rollers and other projects, so as to create a new engine for the transformation and development of the Company.

The team building of the Group continued to be optimized. The Company did a good job at talent selection and recruitment, and strengthened staff education and training. The Company strengthened the introduction of talents, and actively introduced “high-quality, excellent, advanced and scarce” talents in light of the needs of carbon fiber development. The Company strengthened staff management, strictly implemented the epidemic normalization prevention and control measures, and the vaccination rate of registered staff reached 94.42%.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2021			2020
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibers	56.2	728.7	2.3	73.1	717.6	2.4
Resins and plastics	591.2	4,657.6	14.7	655.8	4,411.3	14.7
Intermediate petrochemicals	771.3	3,839.8	12.2	1,092.7	4,094.7	13.7
Petroleum products	4,528.8	17,005.9	53.8	4,889.4	14,680.8	49.1
Trading of petrochemical products	—	5,042.7	15.9	—	5,693.3	19.0
Others	—	360.8	1.1	—	328.1	1.1

Total	5,947.5	31,635.5	100.0	6,711.0	29,925.8	100.0

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CHAPTER THREE REPORT OF THE DIRECTORS (continued)

In the first half of 2021, the Group achieved a total net sales profit of RMB31.636 billion, an increase of 5.71% compared with the same period last year, of which the net sales of synthetic fibers, resins and plastics and petroleum products increased by 1.55%, 5.58% and 15.84% respectively; trade in intermediate petrochemicals and petrochemical products fell by 6.23% and 11.43% respectively. Affected by the overhaul, the sales volume of each sector has a significant decline, synthetic fiber, resin and plastic, intermediate petrochemical products and petroleum products decreased by 23.12%, 9.85%, 29.41% and 7.38% respectively. The weighted average selling prices of all sectors increased compared to the same period, due to the increase in crude oil prices and the positive economic outlook.

In the first half of 2021, the Group’s cost of sales was RMB30.832 billion, a decrease of 5.28% from the same period last year, accounting for 97.46% of net sales. The Group’s main raw material is crude oil. In the first half of 2021, under the background of global COVID-19 vaccination and economic recovery, the outlook for global oil demand improved and international crude futures prices rose in the first half of this year under the price fluctuation. With the exception of March, when international benchmark oil prices fell due to second wave of COVID-19 outbreak in Europe, all months ended higher. In the first half of the year, Brent crude futures closed as high as USD76.18/barrel and as low as USD51.09/barrel. The average of half-year price was around USD65.23/barrel, an increase of 54.90% year-on-year; WTI crude oil futures closed as high as USD74.05/barrel and as low as USD47.62/barrel. The half-year average was around USD62.22/barrel, an increase of 69.00% year-on-year; Dubai crude futures closed as high as USD73.85/ barrel and as low as USD50.45/barrel, with a half-year average of around USD63.62/barrel, an increase of 56.20% year-on-year.

In the first half of 2021, the Group’s crude oil unit processing cost was RMB2,849.13/ton, an increase of RMB132.14/ton or 4.86% compared to the same period last year. The crude oil processing capacity of the Group was 6,210,100 tons (including 197,500 tons of processing materials supplied), 808,200 tons less than the same period last year (among which, the crude oil processing capacity of the Group was 794,017 tons less). From January to June this year, the cost of crude oil processing decreased by RMB1.363 billion. Among them, the cost of crude oil processing decreased by RMB2.157 billion, and the unit processing cost increased by RMB0.794 billion. Crude oil costs accounted for 55.56% of the Group’s cost of sales in the first half of the year.

In the first half of 2021, the Group’s expenditure on other excipients was RMB5.210 billion, an increase of 32.27% from the same period last year. During the Reporting Period, the Group’s depreciation and amortization expenses and maintenance expenses were RMB938 million and RMB1,007.5 million respectively, representing a year-on-year increase of 5.65% in depreciation and amortization expenses, mainly due to the addition of new fixed assets during the Reporting Period; maintenance costs increased by 75.10% year-on-year, mainly because of the increase in maintenance costs due to major overhaul during the Reporting Period.

In the first half of 2021, the Group’s sales and administrative expenses recorded RMB209.7 million, a decrease of 10.31% from RMB233.8 million in the same period last year, mainly due to a RMB24.7 million decrease in handling and incidental expenses during the Reporting Period.

In the first half of 2021, the Group’s income from other business was RMB56.2 million, an increase of RMB2.2 million over the same period last year, mainly due to the combined impact of RMB10 million decrease in government subsidy income and RMB12 million increase in rental income during the Reporting Period.

12    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

In the first half of 2021, the Group reported a financial net income of RMB210.5 million, compared to financial net income of RMB151.0 million over the same period last year, mainly due to an increase in interest income of RMB70.5 million during the Reporting Period. In the first half of 2021, the Group’s profit after tax and non-controlling interest was RMB1,276.5 million, an increase of RMB2,947.3 million compared with the loss of RMB1,670.8 million in the same period last year.

Liquidity and Capital Resources

In the first half of 2021, the Group’s net cash outflow from operating activities was RMB2,443.4 million, compared with a net cash outflow of RMB2,938.9 million in the same period last year.

In the first half of 2021, the Group’s net cash outflow from investment activities was RMB3,106.4 million, compared with a net cash outflow of RMB3,120.6 million in the same period last year.

In the first half of 2021, the Group generated a net cash inflow of RMB2.8 million from financing activities, compared with a net cash inflow of RMB1,469.2 million in the same period last year. This is mainly due to the decrease of net cash flow generated by borrows obtained by the Group during the Reporting Period of RMB1,467.5 million compared with the same period last year.

Borrowings and Debts

The Group’s long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June, 2021, the total loan balance of the Group increased by RMB2.012 billion from the opening balance to RMB3.56 billion. The balance of the Group’s short-term bonds decreased by RMB2.017 billion compared with the opening balance to RMB1.001 billion. The Group’s total borrows at fixed interest rates are RMB4.54 billion.

Capital Expenditures

In the first half of 2021, the Group’s capital expenditure was RMB1.193 billion. It was mainly used for the preliminary work and construction of raw silks (24,000 tons/year) and 48K large-tow carbon fiber (12,000 ton/year) project, security risk rectification project of the central control room of the olefin division, and adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division.

In the second half of the year, the Group will continue to promote the raw silks (24,000 tons/year) and 48K large-tow carbon fiber (12,000 tons/year) project, and adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division. The projects to be commenced will include hydrogen demonstration project, high-pressure air-cooling material upgrading project for medium pressure hydrocracking unit of the oil refining department, etc. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

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CHAPTER THREE REPORT OF THE DIRECTORS (continued)

Gearing Ratio

As of 30 June 2021, the Group’s gearing ratio was 36.65% (as at 30 June 2020: 35.92%). The gearing ratio was calculated as: total liabilities/total assets.

The Group’s Employees

As of 30 June 2021, the number of registered employees of the Group was 8,199, among which 5,008 were production personnel, 2,143 were sales, finance and other personnel, and 1,048 were administrative personnel. 59.63% of the Group’s employees were college graduates or above.

The Group determines the remuneration of its employees and directors on the basis of their position, performance, experience and current market pay trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of half year ended 30 June 2021, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2020 annual report.

2.	Market Outlook and Work Plans for the Second Half of the Year Style

Looking forward to the second half of 2021, although the world economic recovery is relatively strong, the uncertainty of COVID-19, the game between major powers which continues to intensify, the industrial chain and supply chain to recover, the US monetary policy shift and other factors will increase the security pressure on China’s economic development. The base effect, policy stimulus effect and trade substitution effect are weakening, and the macroeconomic growth rate will continue to fall. OPEC+ reached a new production increase agreement combined with the overall high inventory pressure, so the rising situation of the petrochemical industry market may fall back, and profitability may be weaker than the first half.

14    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

In the face of the grim situation and arduous tasks, the Group will enhance the awareness of opportunities, establish the bottom line thinking, actively promote the Company’s operating performance in a stable and good direction, promote all-round high-quality development, and resolutely complete the annual targets and tasks.

1.

The Company will strictly ensure system implementation and continue to consolidate the foundation for stable operation. First is to strengthen the system operation. The Company will establish systematic thinking, grasp the implementation of HSE management system and manual revision and audit, consolidate HSE responsibilities at all levels, and strive to improve leadership. The Company will strengthen the supervision of direct operation links and continue to fully implement process safety management. Second, The Company will promote the carbon reduction action. According to the national “3060” goals, the Company will pay close attention to the implementation path of carbon neutrality and peak carbon dioxide emissions, promote the implementation of energy efficiency improvement plan, strictly implement environmental traceability, ensure that the annual boundary VOCs concentration is lower than 100 micrograms/m3, and continue to consolidate the achievements of green enterprises and green infrastructure foundations. Third, the Company will pay close attention to the improvement of ability and employees’ safety awareness, quality and ability as well as training and evidence collection reinforcement. The Company will pay close attention to professional safety improvement to comprehensively improve professional safety guarantee ability. Fourth, the Company will implement normalized prevention and control through grasping the epidemic prevention and controlling with a high sense of responsibility to ensure the life safety and physical and mental health of employees.

2.

The Company will focus on the optimization of the system and continue to tap the potential to increase efficiency. First, the Company will ensure the completion of crude oil processing volume, actively promote the mix of light and heavy crude oil resources, strive to seek the optimal procurement mix and continue to optimize the mix of refined oil products. Second, the Company will adjust the structure of chemical products. The Company will increase the output and proportion of high value-added, new, and differentiated products, further optimize the structure of ethylene raw materials, improve the yield of olefin and reduce the production cost of ethylene. Third, the Company will put efforts to expand market sales and efficiency. The Company will strictly control the product inventory, optimize the incremental sales of products after equipment overhaul and constantly improve the market resilience and profitability. Fourth, the Company will continue to strengthen the integration of business and finance. The Company will focus on value-added, carry out weekly rolling benefit forecast, effectively guide production and operation. The Company will deepen budget control, strictly control expenditure on key items, reduce non-productive expenses and constantly increase the input and output rate of costs.

2021 Interim Report    15

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

3.

The Company will continue to improve the quality and efficiency of enterprise development through reform and innovation. First, the Company will improve enterprise management, continue to improve management systems and operational mechanisms, and thoroughly implement the three-year action plan for reform. Second, the Company will promote the new progress of key projects, refine and improve the 14th Five-Year industry development plan, implement comprehensive emission reduction, quality improvement, upgrading and transformation, promote the polyester upgrading and transformation and other projects preliminary work. Third, the Company will promote innovation and development to a higher level, focusing on key areas such as aviation and aerospace, and increase project research in key applications of carbon fiber composite materials. Fourth, the Company will deepen the integration of information technology and industrialization. The Company will continue to explore the application of new technologies such as big data and artificial intelligence and continue to promote the construction of professional portal platforms for each business line.

4.

The Company will further improve the management and continue to play a supporting role. First, the Company will give full play to the advantages of enterprise and local cooperation, strive for the support and cooperation of surrounding communities, and provide a good external environment for the company to accelerate the pace of high-quality development. Second, the Company will strengthen the “qualified selection” of talents, improve the market-oriented selection and employment mechanism, optimize the design of talents training path, and provide talent support for the high-quality development of the Company.

16    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1.	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’000

Item	For the six months ended 30 June 2021	For the six months ended 30 June 2020	Change (%)	Reason for change
Revenue	37,136,606	35,663,352	4.13	The increase of product price during the Reporting Period led to the increase in revenue.
Finance income	206,583	145,840	41.65	The interest income increased.
Investment income	602,510	334,728	80.00	During the Reporting Period, the operating conditions of the associated company has improved, increasing investment income.
Asset impairment losses	-80,093	–120,928	–33.77	In the Reporting Period, the product prices have risen, resulting in the decrease of inventory provision.
Income tax expenses	261,344	-646,300	–140.44

In the Reporting Period, the market demand for petroleum and petrochemical products has greatly improved, increasing product prices. The Group has achieved operating profits, which led to the increase of income tax expenses accordingly.

Net profit/(loss) attributable to shareholders of the Company	1,244,189	-1,716,072	–172.50	In the Reporting Period, the market demand for petroleum and petrochemical products has greatly improved, increasing product prices. The Group has achieved operating profits.
Net cash (used in)/generated from financing activities	-51,020	1,434,389	–103.56	The net increase in borrowings in the Reporting Period has decreased than the same period last year.

2021 Interim Report    17

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(3)	Analysis of Business Operations by Industry, Product or Geographical Location Segment

1.	Principal Operations by Industry or Product

Unit: RMB’000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/decrease in revenue compared to corresponding period of the previous year (%)	Increase/decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	731,451	865,587	-18.34	1.49	-12.00	Increase 18.15 percentage points
Resins and plastics	4,674,657	3,982,825	14.8	5.47	-6.87	Increase 11.29 percentage points
Intermediate petrochemicals	3,856,301	3,397,259	11.9	-6.23	-17.99	Increase 12.63 percentage points
Petroleum products	22,416,218	15,265,274	31.9	10.24	-1.85	Increase 8.39 percentage points
Trading of petrochemical products	5,047,125	4,975,185	1.43	-11.41	-11.84	Increase 0.48 percentage points
Others	205,709	232,103	-12.83	-0.69	19.00	Decrease 18.66 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 13.36%.

2.	Revenue by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	32,332,221	13.50%
Other regions in the PRC	622,360	-70.77%
Exports	3,976,880	-18.64%

18    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(4)	Analysis of Assets and Liabilities

Unit: RMB’000

	As at 30 June 2021		As at 31 December 2020		Change of amount on 30 June 2021 compared to
Item	Amount	% of total assets	Amount	% of total assets	31 December 2020 (%)	Main reason for change
Cash at bank and on hand	3,173,126	6.78	7,920,852	17.70	-59.94	The increase of inventories and the payment of taxes during the Reporting Period led to net cash outflow from operating activities and a decrease in the balance of monetary funds.
Financial assets held for trading	3,973,343	8.48	–	–	–	The Reporting Period recorded RMB3.97 billion purchase of structured assets. At the end of the previous period, the financial assets held-for-trading had been redeemed and had no balance.
Accounts receivable	1,860,953	3.97	1,145,504	2.56	62.46	The increase of sales income during the Reporting Period led to the increase in accounts receivable.
Other receivables	723,048	1.54	41,299	0.09	1,650.76	Increase of other receivables is caused by dividend declared but uncollected by associates, Shanghai SECCO and Shanghai Chemical Industrial Park.
Inventories	7,452,255	15.91	3,888,746	8.69	91.64	Affected by the rise in international crude oil prices, the unit cost of the Company’s inventory increased.
Other current assets	202,853	0.43	3,057,587	6.83	-93.37	The time deposits in other current assets at the end of the previous year have all matured and been redeemed in the current period.
Construction in progress	2,196,393	4.69	1,710,124	3.82	28.43	Carbon fiber project continued during the Reporting Period.
Long-term deferred expenses	798,364	1.70	410,191	0.92	94.63	A large amount of catalyst expired during the period and has been replaced and refilled during the overhaul.
Deferred tax assets	109,797	0.23	252,121	0.56	-56.45	The tax losses of the previous year were utilised in the Reporting Period, resulting in a decrease in the balance of deferred income tax assets.

2021 Interim Report    19

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

	As at 30 June 2021		As at 31 December 2020		Change of amount on 30 June 2021 compared to
Item	Amount	% of total assets	Amount	% of total assets	31 December 2020 (%)	Main reason for change
Short-term borrowings	3,540,000	7.56	1,548,000	3.46	128.68	The net increase of short-term borrowings mainly due to temporary working capital needs.
Accounts payable	7,747,916	16.54	4,671,635	10.44	65.85	The unit price of Group’s raw material like crude oil and procurement volume increased at the same time, resulted in the increase of the balance of accounts payable.
Tax payable	1,464,558	3.13	3,385,910	7.57	-56.75	Taxes paid in the current period.
Other payables	2,002,624	4.28	1,664,812	3.72	20.29	Other payables increased mainly due to the Group declared the dividend in June 2021 but paid in July 2021, resulting in an increase of RMB1.082 billion in dividends payable at the period end.
Other current liabilities	1,034,671	2.21	3,072,150	6.87	-66.32	The other current liabilities over the Reporting Period is mainly due to the decrease of issuance of short-term bonds at the period end as compared to the previous period end.

Overseas assets

During the Reporting Period, the Group’s overseas assets were RMB16.94 million, accounting for 0.04% of the total assets.

20    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(5)	Analysis of Investments

1.	Entrusted Wealth Managements and Entrusted Loans

(i)	Entrusted Wealth Managements and Entrusted loans

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

2.	Projects funded by Non-fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB2,328.0 million during the Reporting Period, and recorded a profit attributable to the Group of RMB466.0 million, representing 37.46% of net profit or loss attributable to equity shareholders of the Company during the Reporting Period.

2021 Interim Report    21

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

4.	Projects funded by Non-fund Raising Capital

Major Project	Total project investment	Total project investment in the Reporting Period	Status as at 30 June 2021
Raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/ year) project	3,489,638	296,709	Under construction
PAN (Polyacrylonitrile) based carbon fiber project (second stage) with annual production of 1,500 tons	847,794	0	Mechanical completion
Security risk rectification project of the central control room of the olefin division	99,940	21,998	Mechanical completion
2# olefin division, energy-saving transformation of three GK-VI cracking furnaces in the old area of olefin plant	92,255	61,417	Under construction
Adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division	85,474	38,794	Mechanical completion

5.	Financial assets measured at fair value

Unit: RMB’000

Project	Opening amount	Closing amount	Profit and loss from changes in fair value in the current period	Cumulative changes in fair value included in equity	Impairment accrued in the current period	Source of funds
Trading financial assets
-Structured deposit	—	3,973,343	23,343	—	—	own capital
Financial assets measured at fair value with changes included in other comprehensive income
– Receivables financing	1,217,114	1,243,176	—	—	—
– Investment in other equity instruments	5,000	5,000	—	—	—	own capital
Derivative financial assets
– Commodity swap contract	—	80,047	—	80,047	—
Total	1,222,114	5,301,566	23,343	80,047	—

22    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(6)	Other Disclosure Items

1.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices but the ability to pass them on to the customers is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

2021 Interim Report    23

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB3,250.0 million in 2021, which will be met by internal funding and by bank loans. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

24    Sinopec Shanghai Petrochemical Company Limited

CHAPTER THREE REPORT OF THE DIRECTORS (continued)

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

2021 Interim Report    25

CHAPTER FOUR MAJOR EVENTS

(1)	Annual General Meeting

During the reporting period, the Company held the 2020 Annual General Meeting in Shanghai, China on June 16, 2021, which was in strict accordance with the relevant laws and regulations and the notice, convening and convening procedures stipulated in the Articles of Association. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 17 June 2021 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 16 June 2021.

(2)	Plan for Ordinary Shares Profit Distribution or Capital Reserves Capitalization

1.	The Formulation, Implementation or Adjustment of Cash Dividend Policy

The 2020 Profit Distribution Plan was considered and approved at the 2020 Annual General Meeting held on 16 June 2021 to distribute a dividend of RMB1.00 per 10 shares (including tax) totaling RMB1,082,381,350 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 17 June 2021 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 16 June 2021. The record date for H shares dividend payment was 28 June 2021 and the dividend payment date for H shares was 20 July 2021. On 12 July 2021, the Company published an announcement on the implementation of profit distribution for A shares for the year 2020. The record date for A shares dividend payment was 19 July 2021 and the ex-dividend date was 20 July 2021. The dividend payment date for A shares was 20 July 2021. The Profit Distribution Plan was implemented as scheduled.

2.	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

(3)	Performance of Undertakings

1.	Undertakings Made by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

26    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4)	Appointment and Dismissal of Accounting Firm

The audit service contract between PwC Zhongtian and PwC and the company has expired. After comprehensive consideration, the company plans to appoint KPMG Huazhen LLP and KPMG as the domestic and overseas auditor, respectively, of the company in 2021, Relevant proposals have been adopted at the fifth meeting of the 10th board of directors and the 2020 annual general meeting of shareholders held on March 24, 2021 and June 16, 2021 respectively. The original accounting firm has no objection to the change.

(5)	Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

(6)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(7)	Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

2021 Interim Report    27

CHAPTER FOUR MAJOR EVENTS (continued)

(8)	Share Option Incentive Scheme

During the Reporting Period, the Company did not grant A-share stock options under the share option incentive plan, nor did the granted persons exercise A-share stock options, and no A-share stock options were cancelled or lapsed, no H-share stock options were granted, cancelled or lapsed.

(9)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller, Sinopec Group on 23 October 2019, and the Comprehensive Services Framework Agreement entered into with the Sinopec Group on 23 October 2019, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemical products and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 October 2019, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement shall be valid for three years until December 31, 2022.

The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing connected transactions, same below) under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2019.

28    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

			Unit: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2021	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	74,111,000	25,040,082	72.32%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	68,021,000	25,441,844	68.60%
Property leasing	Sinopec Corp. and its associates	37,000	29,359	61.04%
Agency sales of petrochemical products	Sinopec Corp. and its associates	168,000	48,325	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Corp. and its associates	1,074,000	357,978	16.41%
Petrochemical industry insurance services	Sinopec Corp. and its associates	130,000	55,693	100.00%
Financial services	Sinopec Corp. and its associates (Finance Department of Sinopec)	200,000	552	0.22%

The Company entered into an oil tanks lease agreement with the Sinopec Reserve and the Baishawan Subsidiary on 31 December 2020, pursuant to which the Baishawan Branch provides storage services to the Company for a term of three years commencing from 1 January 2021 to 31 December 2023. The annual aggregate amount payable by the Company to the Baishawan Branch in 2021, 2022 and 2023 shall not exceed RMB114.0 million (VAT inclusive). The oil tanks lease agreement was considered and approved at the fourth meeting of the tenth Session of the Board of Directors held on 8 December 2020. The relevant announcement was published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, respectively, on 8 December 2020 and 11 December 2020, and was published on the Shanghai Securities News and the China Securities Journal on 9 December 2020.

2021 Interim Report    29

CHAPTER FOUR MAJOR EVENTS (continued)

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 20 to the financial statements prepared under IFRS in the 2021 Interim report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

2.	Credits and Liabilities with Connected Parties

					Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party	Connected relationship	Opening balance	Amount of transaction	Closing balance	Opening balance	Amount of transaction	Closing balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	23,198	(11,680)	11,518	165,060	(90,864)	74,196

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs; (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

30    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

(10)	Material Contracts and their Performance

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the said period.

2.	Guarantees

The Company did not provide guarantees during the Reporting Period.

3.	Other Material Contracts

There were no other material contracts during the Reporting Period.

(11)	Environmental information

1.	Environmental Protection Situation of Key Pollutant-discharging Companies and their Subsidiaries as Announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Ecology and Environment. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法(試行)), the Company has disclosed to the public on the website of the National pollution source monitoring information management and sharing platform the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority. It continues to participate in ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/ T28001: 2011). On 16 September 2019, the continued use of the title “All-China Environmentally Friendly Enterprise” (“中華環境好友企業”) was approved. On December 27, 2019, the Company was awarded the title of “Sinopec green enterprise” (“中國石化綠色企業”) through the approval of the HSE Committee of Sinopec Group. On January 2, 2021, the headquarters issued the decision on awarding the title of “Sinopec green enterprise” in 2020 to 39 units such as Northwest Oilfield Branch. Sinopec Shanghai continues to maintain the title as the “Sinopec green enterprise” (“中國石化綠色企業”).

2021 Interim Report    31

CHAPTER FOUR MAJOR EVENTS (continued)

In 2021, Sinopec Shanghai actively practice the concept of green development, continue to deepen pollution prevention and control, solidly implement the “general manager’s order No. 1”, consolidate the achievements of green enterprise achievements, continue to promote green grass-roots construction, and do a good job in double control of total pollutant emission reduction and concentration compliance and environmental risk control. Pay attention to environmental protection in stricter standard compared to national, industrial and local standards, increase the emission reduction of waste gas and wastewater pollutants, make greater contributions to the improvement of regional ecological environment quality, and strive to create HSSE performance of “domestic leading and world-class” refining and chemical enterprises.

2.	Sewage information

In the first half of 2021, the total discharge of the company’s main pollutants chemical oxygen demand, ammonia nitrogen and NOx decreased by 32.36%, 39.59% and 18.79% respectively year-on-year. The compliance rate of the company’s discharged wastewater was 100%, the compliance rate of controlled exhaust gas emission was 100%, and the proper disposal rate of hazardous waste was 100%, meeting the requirements of the environmental protection assessment indicators in the energy and environmental responsibility statement of Sinopec Group.

3.	Construction and operation of pollution prevention facilities

The Company strengthened the daily operation supervision of environmental protection facilities, and the operational parameters of environmental protection facilities were included in the production indicators for management; environmental protection equipment was listed as an important production equipment, and environmental protection on-line instrumentation was integrated into equipment management system.

By November 2018, all boilers of the Ministry of Thermal Power had completed ultra-low emission conversion. In the first half of 2021, the emission of soot, SO2 and NOX from thermoelectric boilers reached Shanghai Emission Standard of Air Pollutants for Coal-fired Power Plant (DB31/963-2016), namely, soot ≤ 10mg/m3, SO2≤35 mg/m3 and NOx≤50 mg/m3; SO2 emissions from three sulfur recovery units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570-2015), namely, SO2≤100 mg/m3; the emission of pollutants from catalytic cracking units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570-2015), namely, soot ≤30mg/m3, SO2≤50 mg/m3 and NOx≤100 mg/m3. The emission of pollutants from process heating furnace met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570-2015) and Emission Standard of Pollutants for Petroleum Chemistry Industry (GB31571-2015), namely, soot ≤ 20mg, SO2≤50 g/m3 and NOx≤100 g/m3.

Sinopec Shanghai Environmental Protection and Water Supplies Department has two sets of sewage biochemical treatment devices(1# sewage treatment plant and 3# sewage treatment plant), and the sewage treatment design capacity is 84,000 tons/day. After the sewage is treated and reaches the standard, it is discharged to Hangzhou Bay through the deep-sea discharge pipe.

In the first half of 2021, the second-level sewage biochemical treatment capacity of the Environmental Protection and Water Supplies Department totaled 12,168,400 tons, approximately 67,200 tons/day. The total effluent concentration of CODcr and ammonia nitrogen was 33.2mg/l and 2.69mg/l respectively; the sewage treatment plant facilities were 100% intact and the operation rate was 100%.

32    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

4.	Environmental Impact Assessment and Other Environmental Protection Administrative

According to the requirements of laws and regulations such as the Environmental Impact Assessment Law, the Environmental Protection Management Regulations of Construction Projects and the Classified Management Directory of Environmental Impact Assessment of Construction Projects, the Company actively promote the three simultaneous work of environmental protection of construction projects. In the first half of 2021, the “100 level high performance carbon fiber project” was approved by Shanghai Municipal Bureau of Ecology and Environment, with approval No. Hu environmental protection Xu Ping [2021] No. 22 “Sinopec Shanghai Dushan Port reservoir reconstruction project” was approved by Jiaxing Ecology and Environment Bureau, approval No. Jia (Ping) Huan Jian [2021] 025 “The supporting 110kV power transformation and distribution station project of the large tow project” was approved by Shanghai Jinshan Ecological Environment Bureau (approval No.: jinhuanfuxu [2021] No. 3).

The Company obtained the pollutant discharge license (petrochemical industry) issued by Shanghai Environmental Protection Bureau on December 31, 2017, with a validity period from January 1, 2018 to December 31, 2020. In November 2020, the Company started the renewal of pollutant discharge permit, which was approved on December 28. The validity period of the new pollutant discharge permit is from January 1, 2021 to December 31, 2025. In 2021, the Company carried out self-monitoring, reporting of pollutant discharge permit implementation report and information disclosure in strict accordance with the management requirements of pollutant discharge permit.

In June 2021, due to the commissioning and start of 1,500 ton/year PAN based carbon fiber project (phase II), 3# refining and hydrotreating unit heater waste heat recovery system transformation and 1# aromatics 4# gasoline hydrotreating unit energy-saving transformation outlet cancellation, Sinopec Shanghai submitted an application for pollutant discharge permit amendment to Shanghai Municipal Bureau of Ecology and Environment, which has been approved by Municipal Bureau of Ecology and Environment.

5.	Emergency response plan for emergent environmental incidents

According to the three-year validity in the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec”, the Company completed the revision of the “Comprehensive Emergency Response Plan for Environmental Emergencies” and filed a report to Shanghai Municipal Bureau of Ecology and Environment in December 2019. The Company’s overall plan includes 11 areas, such as “Corporate Profile”, “Emergency Organization System and Responsibility”, “Environmental Risk Analysis”, “Internal Alarm Mechanism”, “Emergency Response”, etc. The special emergency plan includes 6 preplans, including “Special Emergency Plan for Water Environment Risk”, “Special Emergency Plan for Long-Distance Pipeline Leakage”, “Special Emergency Response Plan for Chemicals (Including Hazardous Waste) Leakage Incident”, “Special Emergency Response Plan for Oil and Gas Pipeline Leakage Incident”, “Shanghai Petrochemical Special Emergency Plan for Soil Pollution Prevention”, “Shanghai Petrochemical Special Emergency Plan for Hazardous Waste Disposal”, etc.

2021 Interim Report    33

CHAPTER FOUR MAJOR EVENTS (continued)

In accordance with the requirements of the “Notice on the Issuance of ‘Sinopec Environmental Risk Assessment Guide’” ([2019]29), the Company carried out regularly of environmental risk sources. As at July 2021, a total of 113 environmental risk sources were assessed, of which none was level I environmental risk source, 33 were level II environmental risk sources (15 in the equipment, 17 in the tank area and 1 in the wharf), since the change conditions of R value have not been adjusted, the current level of level II risk cannot be downgraded to level III risk, and 80 were level III environmental risk sources (59 in the equipment, 16 in the tank area, 4 in the land pipelines and 1 in the wharf).

The Company carried out regular environmental protection emergency drills. On June 29, 2021, the “emergency drill for t-191 tank fire and explosion accident in workshop 1 of storage and transportation department” was carried out by the Company. The drill met the “Requirements of Comprehensive Emergency Plan”, Special Emergency Plan for Fire and Explosion Accident, Comprehensive Emergency Plan for Environmental Emergencies of Sinopec Shanghai and Emergency Plan for Environmental Risk Events of Water Body of Sinopec Shanghai”, which proved that the above emergency plan was sufficient and effective.

6.	Environmental self-monitoring programme

In accordance with Sinopec Shanghai Self-Monitoring Program for Pollution Discharge Permit, Sinopec Provisions on the Management of Environment Monitoring and Sinopec Shanghai Provisions on the Management of Environment Monitoring, the Company organized and published the 2021 annual Sinopec Shanghai Environmental Monitoring Plan and Emission Implementation Standards in late 2020. The monitoring contents included the following nine parts, water quality (rain water) monitoring plan, atmospheric monitoring plan (atmospheric PM10, unorganized emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, soil and groundwater monitoring plan, which covers the Company’s sewage, clean water, waste gas, noise, radioactivity and other pollution sources, as well as environmental monitoring of the atmosphere, groundwater, etc. Daily environmental monitoring is carried out according to the monitoring plan. In the first half of 2021, a total of 8,339 water quality monitoring data, 4,965 air and waste gas monitoring data, and 152 noise monitoring data were completed, with the compliance rate of 100%.

7.	Measures and effects taken to reduce carbon emissions during the reporting period

The fuel structure was optimized. In the first half of the year, coal consumption decreased by 58,000 tons year-on-year, petroleum coke consumption decreased by 30,000 tons and coke consumption decreased by 12,000 tons. The Company adopted measures such as optimizing the product structure, stopping production and limiting the production of some units with large carbon emission per unit. Improve energy efficiency and reduce energy consumption, continue to promote technical energy conservation and management energy conservation measures, reduce energy waste and improve energy utilization efficiency. In 2021, there are 17 energy-saving technical transformation projects. If all of which have been completed and put into operation, it is estimated that the energy saving can reach 70,000 tons of standard coal/ year. By the end of June, 12 projects have been completed, and the remaining 5 projects are planned to be completed within the year. Focus on carbon recovery and carbon capture. At present, the company sells the CO2 generated by ethylene glycol unit to Sinopec Shanghai Yangu Gas Development Co., Ltd. to produce food grade CO2, with an annual recovery of 80,000 tons, and actively carries out carbon capture CCUS technology exchange and reserve.

34    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

8.	Administrative penalties for environmental problems during the reporting period

During the reporting period, the company was not subject to administrative punishment for environmental problems.

9.	Consolidate and expand the achievements in poverty alleviation and Rural Revitalization

The Company takes multiple measures at the same time, making positive contributions to helping win the battle against poverty, actively carries out the Company’s consumption poverty alleviation work, actively interacts with Jinshan government, and focusing on poverty alleviation in the poverty-stricken areas of Pu’er City, Yunnan Province. In the first half of the year, a total of 354,000 yuan of consumption poverty alleviation was completed.

(12)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

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CHAPTER FOUR MAJOR EVENTS (continued)

(13)	Issued corporate bonds

Basic information of debt financing instruments of non-financial enterprises

Bond name	Abbreviation	Code	Issue date	Value date	Due date	Bond balance	Interest rate (%)	Repayment method of principal and interest	Trading place	Investor suitability arrangements (if any)	Trading mechanism	Is there any risk of termination of listing
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2020	20 Sinopec Shanghai SCP001	12002974	August 19-20th, 2020	August 24th, 2020	February 9th, 2021	0	1.70%	One time repayment of principal and interest upon maturity	Inter bank market clearing house

The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)

The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. In accordance with the relevant provisions promulgated by the National Interbank Funding Center.

												No
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2021	21 Sinopec Shanghai SCP001	12101769	April 28-29th, 2021	April 29th, 2021	June 28th, 2021	0	2.40%	One time repayment of principal and interest upon maturity	Inter bank market clearing house

The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)

The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. In accordance with the relevant provisions promulgated by the National Interbank Funding Center.

												No
Phase II ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2021	21 Sinopec Shanghai SCP002	12102206	June 16th, 2021	June 17th, 2021	August 16th, 2021	1 billion	2.25%	One time repayment of principal and interest upon maturity	Inter bank market clearing house

The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)

The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. In accordance with the relevant provisions promulgated by the National Interbank Funding Center.

												No

36    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FOUR MAJOR EVENTS (continued)

Accounting data and financial indicators of the group as of the end of the reporting period

			RMB’000
Main indicators	The Reporting period (From Jan to June)	Corresponding period of the previous year	Change (%)	Main reason for change
Current ratio	109.85%	113.61%	Decrease 3.76 percentage points	Current liabilities increased
Quick ratio	66.13%	88.08%	Decrease 21.94 percentage points	Affected by the rise in international crude oil prices, the company’s inventory increased.
Asset liability ratio (%)	36.78%	34.40%	Increase 2.38 percentage points	Total liabilities increased

	The Reporting period (From Jan to June)	Corresponding period of the previous year	Change (%)	Main reason for change
Net profit/(loss) attributable to shareholders of the parent company after deducting non recurring profits/(losses)	1,169,426.00	-1,788,160.00	Increase 165.40 percentage points	The market demand for petroleum and petrochemical products improved significantly in this period, and the company realized profit in this period
EBITDA total debt ratio	0.55	-0.31	Increase 274.18 percentage points	The market demand for petroleum and petrochemical products improved significantly in this period, and the company realized profit in this period
Interest cover	40.45	-82.73	Increase 148.89 percentage points	The market demand for petroleum and petrochemical products improved significantly in this period, and the company realized profit in this period
Cash interest cover	-62.39	-103.28	Increase 39.59 percentage points	The market demand for petroleum and petrochemical products improved significantly in this period, and the company realized profit in this period

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CHAPTER FOUR MAJOR EVENTS (continued)

	The Reporting period (From Jan to June)	Corresponding period of the previous year	Change (%)	Main reason for change
EBITDA interest cover	64.96	-50.85	Increase 227.75 percentage points	The market demand for petroleum and petrochemical products improved significantly in this period, and the company realized profit in this period
Loan repayment rate (%)	100%	100%	—	There is no change in the current period
Interest coverage rate (%)	100%	100%	—	There is no change in the current period

38    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Changes in Share Capital of Ordinary Shares during the Reporting Period

1.	Changes in Share Capital of Ordinary Shares during the Reporting Period

During the Reporting Period, there was no change in the Ordinary Shares of the Group.

(2)	Issue of shares

1.	Issue of Shares during the Reporting Period

During the Reporting Period, the Group did not issue any Shares.

2.	Changes in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

During the Reporting Period, there was no changes in the Company’s total number of shares, shareholding structure and Company’s assets and liabilities due to reasons such as stock dividend and allotment of shares.

3.	Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	85,440

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CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

2.	Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

								Unit: Shares
Shareholding of the top ten shareholders
		Increase/decrease of shareholding	Number of shares		Number of shares
		during the	held at the end of	Percentage of	held with selling	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	the Reporting Period (shares)	shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	140,000	3,454,023,030	31.91	0	Unknown	–	Overseas legal person
HKSCC Limited	A shares	48,434,979	112,836,694	1.04	0	None	0	Overseas legal person
Wu Wenbin	A shares	26,862,842	67,233,012	0.62	0	None	0	Domestic natural person
China Merchants Bank Co., Ltd. - SSE Dividend ETF	A shares	22,394,077	59,617,174	0.55	0	None	0	Others
China Securities Finance Corporation Limited	A shares	-269,586,663	46,084,485	0.43	0	None	0	Others
GF Fund - Agricultural Bank of China - GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
Dacheng Fund - Agricultural Bank of China - Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund - Agricultural Bank of China - China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund - Agricultural Bank of China - Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
E Fund - Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Harvest Fund - Agricultural Bank of China - Harvest CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China EU Fund - Agricultural Bank of China - China EU CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

40    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Shareholding of the top ten shareholders
		Increase/decrease of shareholding	Number of shares		Number of shares
		during the	held at the end of	Percentage of	held with selling	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	the Reporting Period (shares)	shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
Yinhua Fund - Agricultural Bank of China - Yinhua CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China Southern Fund - Agricultural Bank of China - China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
ICBC Credit Suisse Fund - Agricultural Bank of China - ICBC Credit Suisse CSI Financial Assets Management Scheme	A shares	0	43,083,700	0.40	0	None	0	Others
Note on connected or acting in concert of the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

2021 Interim Report    41

CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2021, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44(L)	74.50(L)	Beneficial owner
The Bank of New York Mellon Corporation	350,747,474 H shares (L)	(2)	3.24(L)	10.04(L)	Interests of controlled corporation
	324,687,100 H shares (S)		3.00(S)	9.29(S)
	24,696,874 H shares (P)		0.23(P)	0.71(P)
BlackRock, Inc.	217,631,722 H shares (L)	(3)	2.01(L)	6.23(L)	Interests of controlled corporation
	464,000 H shares (S)		0.00(S)	0.01(S)
Corn Capital Company Limited	211,008,000 H shares (L)	(4)	1.95(L)	6.04(L)	Beneficial owner
	200,020,000 H shares (S)		1.85(S)	5.72(S)
Hung Hin Fai	211,008,000 H shares (L)	(4)	1.95(L)	6.04(L)	Interests of controlled corporation
	200,020,000 H shares (S)		1.85(S)	5.72(S)
Yardley Finance Limited	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Interests of controlled corporation

(L): Long position; (S): Short position; (P): Lending Pool

42    Sinopec Shanghai Petrochemical Company Limited

CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.31% of the issued share capital of Sinopec Corp as at 30 June 2021. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 350,747,474 H shares (long position) and 324,687,100 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 324,687,100 H shares (short position) are held through physical-settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 369,300 H shares (long position) are held by BNY Mellon Corporate Trustee Services Limited. Since BNY Mellon Corporate Trustee Services Limited is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 369,300 H shares (long position) of the Company held by BNY Mellon Corporate Trustee Services Limited.

(2.2)

350,747,474 H shares (long position) and 324,687,100 H shares (short position) of the Company are held directly or indirectly by The Bank of New York Mellon. The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. Therefore, The Bank of New York Mellon Corporation was deemed to be interested in 350,747,474 H shares (long position) and 324,687,100 H shares (short position) held by The Bank of New York Mellon.

(3)

All the 217,631,722 H shares (long position) and 464,000 H shares (short position) (among which 1,646,000 H shares (long position) are held through cash settled unlisted derivatives) are deemed to be held by BlackRock, Inc., due to control of multiple companies. Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 4,850,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc., BlackRock, Inc. is deemed to have an interest in the 4,850,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is indirectly interested in the shares of the Company through the following companies:

(3.1.1)	28,035,300 H shares (long position) and 464,000 H shares (short position) are held by BlackRock Institutional Trust Company, National Association.

(3.1.2)	27,722,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.2)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.2.1)	3,313,548 H shares (long position) are held by BlackRock Japan Co., Ltd.

(3.2.2)	500,000 H shares (long position) are held by BlackRock Asset Management Canada Limited

(3.2.3)	639,497 H shares (long position) are held by BlackRock Asset Management North Asia Limited

(3.2.4)	1,274,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

2021 Interim Report    43

CHAPTER FIVE CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(3.3)

100% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.2) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.3.1)	786,000 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.3.2)	20,669,051 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.3.3)	256,000 H shares (long position) are held by BlackRock Life Limited.

(3.3.4)	91,688,000 H shares (long position) are held by BLACKROCK (Luxembourg) S.A.

(3.3.5)	13,791,511 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4)	BlackRock Investment Management, LLC is indirectly held by BlackRock, Inc. BlackRock Investment Management, LLC is interested in the shares of the Company through the following companies:

(3.4.1)	18,896,115 H shares (long position) are held by Aperio Group, LLC.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2021, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

44    Sinopec Shanghai Petrochemical Company Limited

Chapter SIX DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Changes in Shareholdings

1.	Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Unit: Shares Change in number of shares during the Reporting Period
Wu Haijun	Executive Director and Chairman	Nil	Nil	No change
Guan Zemin	Executive Director, Vice Chairman and President	Nil	Nil	No change
Jin Qiang	Executive Director and Vice President	301,000	301,000	No change
Du Jun	Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No change
Jin Wenmin	Executive Director and Vice President	175,000	175,000	No change
Huang Xiangyu	Executive Director and Vice President	140,000	140,000	No change
Huang Fei	Executive Director and Vice President	Nil	Nil	No change
Xie Zhenglin	Non-executive Director	Nil	Nil	No change
Peng Kun	Non-executive Director	Nil	Nil	No change
Li Yuanqin	Independent Non-executive Director	Nil	Nil	No change
Tang Song	Independent Non-executive Director	Nil	Nil	No change
Chen Haifeng	Independent Non-executive Director	Nil	Nil	No change
Yang Jun	Independent Non-executive Director	Nil	Nil	No change
Gao Song	Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Zhang Feng	Supervisor	10,000	10,000	No change
Chen Hongjun	Supervisor	31,400	31,400	No change
Zhang Xiaofeng	Supervisor	Nil	Nil	No change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change
Liu Gang	Joint Company Secretary, Board Secretary, General Manager Assistant and General Counsel	Nil	Nil	No change

2021 Interim Report    45

Chapter SIX DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(2)	Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, the Company’s directors, supervisors and senior management did not hold Company’s share options.

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Change	Date of change	Reason
Liu Gang	Joint Company Secretary and Board Secretary	Recruitment	28 April 2021	—
Du Jun	Executive Director	Election	16 June 2021	—

(4)	Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2021, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.0028	0.0041	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.0016	0.0024	Beneficial owner
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L): Long position

46    Sinopec Shanghai Petrochemical Company Limited

Chapter SIX DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

Save as disclosed above, as at 30 June 2021, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

(5)	Changes in Directors’ and Supervisors’ Information

During the Reporting Period, disclosure of changes in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1.	Ms. Li Yuanqin, independent non-executive Director, has served as independent director of Hengtian Kaima Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 900953) since January 2021.

2.

Mr. Yang Jun, independent non-executive Director, has ceased to serve as independent director of Shanghai Zhenhua Heavy Industry (Group) Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) since April 2021.

3.

Mr. Zhang Xiaofeng, Supervisor, ceased to serve as the supervisor of Sinopec Insurance Brokerage Co., Ltd. since June 2021; He has been a director of Sinopec International Energy Investment Co., Ltd. since June 2021.

4.	Mr. Chen Hongjun, Supervisor, has served as the secretary of the Party branch of Shanghai Convention Center of Sinopec Asset Management Co., Ltd. since May 2021.

(6)	Audit Committee

On 24 August 2021, the Audit Committee of the Tenth Session of the Board held its sixth meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control and financial reporting.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

2021 Interim Report    47

Chapter SIX DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

48    Sinopec Shanghai Petrochemical Company Limited

Review report

to the board of directors of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 50 to 91, which comprises the consolidated statement of financial position of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as of 30 June 2021 and the related consolidated statement of profit or loss, statement of profit or loss and other comprehensive income and statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2021 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

25 August 2021

2021 Interim Report    49

A.	Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED 30 JUNE 2021 – UNAUDITED

(Express in Renminbi Yuan)

			Six months ended 30 June
	Note		2021	2020
			RMB’000	RMB’000
Revenue	3		37,088,509	35,627,558
Taxes and surcharges			(5,453,022)	(5,701,797)

Net sales			31,635,487	29,925,761
Cost of sales			(30,831,925)	(32,549,404)

Gross profit/(loss)	3		803,562	(2,623,643)

Selling and administrative expenses			(209,674)	(233,782)
Other operating income			56,169	53,995
Other operating expenses			(9,689)	(6,796)
Other gains – net	4	(b)	104,556	71,117

Profit/(loss) from operations	3		744,924	(2,739,109)

Finance income	4	(a)	248,813	179,142
Finance expenses	4	(a)	(38,299)	(28,120)

Finance income – net			210,514	151,022

Share of net profits of associates and joint ventures accounted for using the equity method			587,548	278,712

Profit/(loss) before taxation			1,542,986	(2,309,375)
Income tax	5		(261,344)	646,300

Profit/(loss) for the period			1,281,642	(1,663,075)

Attributable to:
– Equity shareholders of the Company			1,276,462	(1,670,829)
– Non-controlling interests			5,180	7,754

			1,281,642	(1,663,075)

Earnings/(loss) per share
Basic	6		RMB0.118	RMB(0.154)
Diluted	6		RMB0.118	RMB(0.154)

The notes on page 59 to 91 form part of this interim financial report.

50    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2021 - UNAUDITED

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Profit/(loss) for the period	1,281,642	(1,663,075)

Other comprehensive income for the period (after tax and reclassification adjustments)
Items that are or may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates accounted for using the equity method	702	(748)
Cash flow hedges: net movement in hedging reserve	51,729	(8,508)

Other comprehensive income for the period	52,431	(9,256)

Total comprehensive income for the period	1,334,073	(1,672,331)

Attributable to:
– Equity shareholders of the Company	1,328,893	(1,680,085)
– Non-controlling interests	5,180	7,754

Total comprehensive income for the period	1,334,073	(1,672,331)

The notes on page 59 to 91 form part of this interim financial report.

2021 Interim Report    51

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note		At 30 June 2021 RMB’000	At 31 December 2020 RMB’000
Non-current assets
Property, plant and equipment	8		11,577,352	11,713,022
Right-of-use assets			402,427	410,801
Investment property			359,850	367,586
Construction in progress	8		2,196,393	1,710,124
Interest in associates and jointly controlled entities			5,234,474	5,387,834
Financial assets at fair value through other comprehensive income	9		5,000	5,000
Time deposits with banks	10		7,281,393	7,042,840
Deferred tax assets			109,797	252,121
Other non-current assets			811,670	424,959

			27,978,356	27,314,287

Current assets
Derivative financial assets	19		80,047	—
Inventories	11		7,452,255	3,888,746
Trade receivables	12		74,186	113,163
Other receivables	12		108,469	18,101
Amounts due from related parties	12,20	(c)	2,496,224	1,092,316
Prepayments			131,572	19,552
Financial assets at fair value through other comprehensive income	9		1,238,176	1,207,114
Financial assets measured at fair value through profit or loss	13		3,973,343	—
Time deposits with banks	10		1,805,711	4,049,443
Cash and cash equivalents	14		1,367,415	6,916,408

			18,727,398	17,304,843

Current liabilities
Trade and other payables	15		5,117,129	2,820,083
Contract liabilities			277,442	495,404
Amounts due to related parties	15,20	(c)	5,082,613	3,656,841
Staff salaries and welfares payable			511,376	244,506
Borrowings	16		3,540,000	1,548,000
Short-term bonds			1,000,801	3,017,811
Lease liabilities			9,829	9,352
Derivative financial liabilities	19		11,075	—
Income tax payable			5,382	19,425
Current tax liabilities			1,493,046	3,420,824

			17,048,693	15,232,246

The notes on page 59 to 91 form part of this interim financial report.

52    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

AT 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note	At 30 June 2021 RMB’000	At 31 December 2020 RMB’000
Net current assets		1,678,705	2,072,597

Total assets less current liabilities		29,657,061	29,386,884

Non-current liabilities
Borrowings	16	20,000	—
Lease liabilities		2,210	3,119
Deferred tax liabilities		34,751	35,357
Deferred income		13,433	13,433

		70,394	51,909

NET ASSETS		29,586,667	29,334,975

The notes on page 59 to 91 form part of this interim financial report.

2021 Interim Report    53

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

AT 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note	At 30 June 2021 RMB’000	At 31 December 2020 RMB’000
CAPITAL AND RESERVES
Share capital		10,823,814	10,823,814
Reserves	17	18,620,688	18,374,176

Total equity attributable to equity shareholders of the Company		29,444,502	29,197,990
Non-controlling interests		142,165	136,985

TOTAL EQUITY		29,586,667	29,334,975

Approved and authorised for issue by the Board of Directors on 25 August 2021.

Wu Haijun	Du Jun

Director	Director

The notes on page 59 to 91 form part of this interim financial report.

54    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2020		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848
Changes in equity for the six months ended 30 June 2020:
(Loss)/profit for the period		—	—	(1,670,829)	(1,670,829)	7,754	(1,663,075)
Other comprehensive income	17	—	(9,256)	—	(9,256)	—	(9,256)

Total comprehensive income for the period		—	(9,256)	(1,670,829)	(1,680,085)	7,754	(1,672,331)

Dividends declared and approved in respect of the previous year	7	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Appropriation of safety production fund	17	—	44,238	(44,238)	—	—	—

Balance at 30 June 2020 and 1 July 2020		10,823,814	4,404,373	11,656,158	26,884,345	138,314	27,022,659

Changes in equity for the six months ended 31 December 2020:
Profit for the period		—	—	2,315,901	2,315,901	3,572	2,319,473
Other comprehensive income	17	—	(2,256)	—	(2,256)	—	(2,256)

Total comprehensive income for the period		—	(2,256)	2,315,901	2,313,645	3,572	2,317,217
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	17	—	44,222	(44,222)	—	—	—

Balance at 31 December 2020		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

The notes on page 59 to 91 form part of this interim financial report.

2021 Interim Report    55

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2021		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975
Changes in equity for the six months ended 30 June 2021:
Profit for the period		—	—	1,276,462	1,276,462	5,180	1,281,642
Other comprehensive income	17	—	52,431	—	52,431	—	52,431

Total comprehensive income for the period		—	52,431	1,276,462	1,328,893	5,180	1,334,073

Transfer to other reserves		—	2,300,272	(2,300,272)	—	—	—
Dividends declared and approved in respect of the previous year	7	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Appropriation of safety production fund	17	—	31,268	(31,268)	—	—	—

Balance at 30 June 2021		10,823,814	6,830,310	11,790,378	29,444,502	142,165	29,586,667

The notes on page 59 to 91 form part of this interim financial report.

56    Sinopec Shanghai Petrochemical Company Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Operating activities
Cash used in operations	(2,155,135)	(2,684,204)
Interest paid	(53,828)	(34,763)
Income tax paid	(234,417)	(219,962)

Net cash used in operating activities	(2,443,380)	(2,938,929)

Investing activities
Dividends received from joint ventures and associates	55,044	51,432
Interest received	235,749	257,294
Net proceeds from disposal of property, plant and equipment	46,860	19,410
Cash received from time deposits within one year	3,000,000	500,000
Cash received from structured deposits	2,700,000	7,200,000
Cash payment of structured deposits	(6,650,000)	(7,600,000)
Cash payment for time deposits within one year	(800,000)	(1,000,000)
Cash payment for time deposits above one year	(200,000)	(1,500,000)
Cash payment for acquisition of subsidiary	—	(340,369)
Cash held by the subsidiary before acquisition	—	54
Payment for the purchase of property, plant and equipment and other long-term assets	(1,493,860)	(696,245)
Other cash flows arising from investing activities	(151)	(12,154)

Net cash used in investing activities	(3,106,358)	(3,120,578)

The notes on page 59 to 91 form part of this interim financial report.

2021 Interim Report    57

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021 – UNAUDITED

(Expressed in Renminbi Yuan)

		Six months ended 30 June
	Note	2021 RMB’000	2020 RMB’000
Financing activities
Proceeds from borrowings		11,879,423	3,438,100
Capital elements of lease rentals paid		(9,192)	(9,498)
Repayments of borrowings		(11,867,423)	(1,958,562)
Dividends paid to the Company’s share-holders		—	(888)

Net cash generated from financing activities		2,808	1,469,152

Net decrease in cash and cash equivalents		(5,546,930)	(4,590,355)
Cash and cash equivalents at 1 January		6,916,408	7,449,699
Effect of foreign exchange rates changes		(2,063)	5,923

Cash and cash equivalents at 30 June	14	1,367,415	2,865,267

The notes on page 59 to 91 form part of this interim financial report.

58    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi Yuan unless otherwise indicated)

1	General information and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (“the Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, adopted by the International Accounting Standards Board (“IASB”). It was authorised for issue on 25 August 2021.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2020 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2021 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2020 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on Page 49.

2021 Interim Report    59

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by IASB to the interim financial report for the current accounting period:

•	Amendments to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment reporting

The Group manages its business by divisions, which are organised by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2020.

60    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information (continued)

Six months ended 30 June 2021	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Trading of petrochemical product RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	26,212,341	9,267,436	5,893,808	4,731,109	781,301	667,721	47,553,716
Inter segment revenue	(3,796,123)	(5,411,135)	(846,683)	(56,452)	(49,850)	(304,964)	(10,465,207)

Revenue from external customers	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509

Timing of revenue recognition
At a point in time	22,416,218	3,856,301	5,036,097	4,674,657	731,451	362,757	37,077,481
Over time	—	—	11,028	—	—	—	11,028

	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509

Total gross profit/(loss)	1,065,225	(150,942)	65,004	333,960	(369,060)	(140,625)	803,562

Impairment of plant and machinery	15,000	—	—	—	1,803	—	16,803
As at 30 June 2021
Segment assets	15,199,997	3,994,701	1,522,908	1,545,412	1,314,049	2,382,088	25,959,155
Segment liabilities	6,488,638	2,039,221	1,395,874	1,155,483	151,901	156,007	11,387,124

2021 Interim Report    61

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information (continued)

Six months ended 30 June 2020	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Trading of petrochemical product RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	24,275,022	9,192,552	5,889,864	4,479,214	720,697	660,449	45,217,798
Inter segment revenue	(3,940,247)	(5,080,015)	(192,470)	(47,073)	—	(330,435)	(9,590,240)

Revenue from external customers	20,334,775	4,112,537	5,697,394	4,432,141	720,697	330,014	35,627,558

Timing of revenue recognition
At a point in time	20,334,775	4,112,537	5,696,343	4,432,141	720,697	330,014	35,626,507
Over time	—	—	1,051	—	—	—	1,051

	20,334,775	4,112,537	5,697,394	4,432,141	720,697	330,014	35,627,558

Total gross (loss)/profit	(1,720,744)	(383,396)	48,550	(226,806)	(323,920)	(17,327)	(2,623,643)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 31 December 2020
Segment assets	11,344,760	3,176,092	1,357,884	1,654,920	986,391	2,432,339	20,952,386
Segment liabilities	6,669,419	1,267,313	1,224,420	1,233,286	209,621	78,928	10,682,987

62    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Segment information (continued)

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Segment result - profit/(loss) from operations
Petroleum products	942,353	(1,745,070)
Intermediate petrochemicals	(92,569)	(460,168)
Trading of petrochemical products	33,650	20,983
Resins and plastics	300,703	(313,186)
Synthetic fibres	(374,788)	(337,374)
Others	(64,425)	95,706

Profit/(loss) from operations	744,924	(2,739,109)

Finance income - net	210,514	151,022
Share of net profit of associates and joint ventures accounted for using the equity method	587,548	278,712

Profit/(loss) before income tax	1,542,986	(2,309,375)

2021 Interim Report    63

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

4	Profit/(loss) before taxation

Profit before taxation is arrived at after charging/(crediting):

(a)	Finance income – net

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Interest income	248,813	176,082
Net foreign exchange gains	—	3,060

Finance income	248,813	179,142

Interest on bank and other borrowings	(41,887)	(35,274)
Less: interest expense capitalised into construction in progress	3,588	7,154

Finance expenses	(38,299)	(28,120)

Finance income – net	210,514	151,022

64    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

4	Profit/(loss) before taxation (continued)

(b)	Other gains – net

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Gains from structured deposits	45,552	82,207
Net gains on disposal of property, plant and equipment	62,290	2,186
Net (losses)/gains on derivative financial instruments	(151)	1,275
Net foreign exchange losses	(1,039)	(1,366)
Net losses on selling of financial assets at fair value through other comprehensive income (“FVOCI”)	(2,096)	(13,185)

	104,556	71,117

(c)	Other items

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Depreciation of property, plant and equipment	800,196	755,835
Depreciation of right-of-use assets	17,134	15,932
Depreciation of investment properties	7,663	7,518
Amortisation of other non-current assets	112,998	116,251
Research and development costs (other than depreciation and amortisation)	25,208	44,752
Impairment losses on property, plant and equipment	16,803	—
Provision of inventory write-down	63,290	120,928

2021 Interim Report    65

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

5	Income tax

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Current tax:
Provision for PRC current income tax for the period	(136,869)	(26,556)
Tax filing difference	—	9,079

	(136,869)	(17,477)
Deferred tax:
Origination and reversal of temporary differences	(124,475)	663,777

	(261,344)	646,300

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2020: 25%) on the estimated taxable income of the six months ended 30 June 2021 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	Earnings/(loss) per share

(a)	Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2021 of RMB1,276,462,000 (six months ended 30 June 2020: loss of RMB1,670,829,000) and 10,823,813,500 shares (six months ended 30 June 2020: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
	2021 RMB’000		2020 RMB’000
Profit/(loss) attributable to equity shareholders of the Company		1,276,462		(1,670,829)

Weighted average number of ordinary shares in issue (thousands of shares)		10,823,814		10,823,814

Basic earnings/(loss) per share (RMB per share)	RMB	0.118	RMB	(0.154)

66    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

6	Earnings/(loss) per share (continued)

(b)	Diluted earnings/(loss) per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2021 and 2020, therefore diluted earnings per share is the same as basic earnings per share.

7	Dividends

(i)	Dividends payable to equity shareholders of the Company attributable to the interim period

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2021 (six months ended 30 June 2020: Nil).

(ii)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved during the interim period

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Final dividend in respect of the previous financial year, approved during the following interim period, of RMB0.10 per ordinary share (six months ended 30 June 2020: RMB0.12 per ordinary share)	1,082,381	1,298,858

Pursuant to a resolution passed at the Annual General Meeting held on 16 June 2021, a total dividend of RMB1,082,381,000 was declared for the year ended 31 December 2020 and subsequently paid in July 2021.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2020, a total dividend of RMB1,298,858,000 was declared for the year ended 31 December 2019 and subsequently paid in July 2020.

2021 Interim Report    67

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

8	Property, plant and equipment and construction in progress

(a)	Acquisitions and disposals of owned assets

During the six months ended 30 June 2021, acquisitions of property, plant and equipment and additions of construction in progress of the Group amounted to RMB19,094,000 (six months ended 30 June 2020: RMB103,567,000) and RMB1,173,826,000 (six months ended 30 June 2020: RMB427,663,000), respectively. Items of property, plant and equipment and construction in progress with an aggregate net book value of RMB25,395,000 were disposed of during the six months ended 30 June 2021 (six months ended 30 June 2020: RMB17,003,000), resulting in a gain on disposal of RMB62,290,000 (six months ended 30 June 2020: gain on disposal of RMB2,186,000).

(b)	Impairment losses

During the six months ended 30 June 2021, certain equipments were idle. The Group assessed the recoverable amounts of those equipment and as a result, the carrying amounts of those equipment were written down to their recoverable amount of RMB3,176,000 and an impairment loss of RMB16,803,000 (six months ended 30 June 2020: Nil) was recognised in “cost of sales”.

68    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

9	Financial assets at fair value through other comprehensive income

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Trade and bills receivable (i)
– Amounts due from related parties (Note 12)	5,000	10,000
– Others	1,238,176	1,207,114

	1,243,176	1,217,114
Equity investments	5,000	5,000

	1,248,176	1,222,114

(i)

As at 30 June 2021 and 31 December 2020, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)

As at 30 June 2021, the Group discounted certain bank acceptance bills to banks for cash proceeds and endorsed certain bank acceptance bills to suppliers for settling trade payables of the same amount on a full recourse basis. The Group has derecognised these bills receivable and the payables to suppliers in their entirety. These derecognised bank acceptance bills had a maturity date less than twelve months from the end of the reporting period. In the opinion of the directors, the Group has transferred substantially all the risks and rewards of ownership of these bills to its suppliers, and the Group has limited exposure in respect of the settlement obligation of these bills receivable under the relevant PRC rules and regulations should the issuing banks fail to settle the bills on maturity date. The Group considered the issuing banks of the bills are of good credit rating and the non-settlement of these bills by the issuing banks on maturity is not probable.

As at 30 June 2021, the Group’s maximum exposure to loss and undiscounted cash outflow, which is same as the amounts payable by the Group to banks or suppliers in respect of the discounted bills and endorsed bills, should the issuing banks fail to settle the bills on maturity date, amounted to RMB176,380,000 and RMB279,109,000 (31 December 2020: RMB338,373,000 and RMB286,970,000) respectively.

2021 Interim Report    69

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

10	Time deposits with banks

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Time deposits with banks within one year	1,805,711	4,049,443
Time deposits with banks above one year	7,281,393	7,042,840

	9,087,104	11,092,283

As at 30 June 2021, interest rates of time deposits with banks within one year ranged from 3.60% to 4.10% per annum (31 December 2020: 3.15% to 4.10% per annum), which were presented as current assets. Time deposits with banks above one year were time deposits of three years with the interest rates from 3.85% to 4.20% per annum, which were presented as non-current assets in the balance sheet (31 December 2020: 3.85% to 4.20% per annum).

11	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Raw materials	5,397,298	2,569,136
Work in progress	1,149,228	574,146
Finished goods	710,460	544,833
Spare parts and consumables	195,269	200,631

	7,452,255	3,888,746

70    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

11	Inventories (continued)

(b)	The analysis of the amount of inventories recognised as expenses and included in profit or loss is as follows:

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Carrying amount of inventories sold	30,768,635	32,428,476
Provision of inventory write-down	63,290	120,928
Cost of inventories directly recognised as research and development expenses	5,212	23,691

	30,837,137	32,573,095

2021 Interim Report    71

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

12	Trade and other receivables

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Trade receivables	74,820	113,797
Less: loss allowance	(634)	(634)

	74,186	113,163

Amounts due from related parties excluded prepayments and bills receivable	2,484,851	1,055,539

	2,559,037	1,168,702

Other receivables	25,103	18,240
Less: loss allowance	(139)	(139)

	24,964	18,101

Financial assets measured at amortised cost	2,584,001	1,186,803

Amounts due from related parties – prepayments	6,373	26,777
Amounts due from related parties – bills receivables (Note 9)	5,000	10,000
Other receivables – Income tax recoverable	83,505	—

	2,678,879	1,223,580

Amounts due from related parties mainly represent trade-related balances and dividends receivable, unsecured in nature and bear no interest.

72    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

12	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Within 1 year	2,557,557	1,167,222
1-2 year	1,480	1,480

	2,559,037	1,168,702

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Balance at 1 January	773	139
Impairment losses recognised during the period	—	—

Balance at 30 June	773	139

As at 30 June 2021 and 31 December 2020, no trade receivable was pledged as collateral.

Sale to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

2021 Interim Report    73

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

13	Financial assets at fair value through profit or loss

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Structured deposits	3,973,343	—

As at 30 June 2021, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

14	Cash and cash equivalents

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Cash deposits with a related party (Note 20(c))	13,084	5,667
Cash at bank and in hand	1,354,331	6,910,741

	1,367,415	6,916,408

74    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

15	Trade and other payables

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Trade payables	2,963,547	1,294,138
Bills payable	225,154	26,196
Amounts due to related parties exclude advances received (Note 20(c))	5,080,155	3,655,724

	8,268,856	4,976,058

Dividends payable	1,111,903	29,522
Construction payable	129,920	299,205
Oil price risk reserve	—	546,055
Accrued expenses	608,287	518,333
Other liabilities	78,318	106,634

	1,928,428	1,499,749

Financial liabilities measured at amortised cost	10,197,284	6,475,807
Amounts due to related parties – advances received (Note 20(c))	2,458	1,117

	10,199,742	6,476,924

As at 30 June 2021 and 31 December 2020, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2021, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB546,000,000 (31 December 2020: Nil).

2021 Interim Report    75

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

15	Trade and other payables (continued)

As at 30 June 2021 and 31 December 2020, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at	As at
	30 June 2021	31 December 2020
	RMB’000	RMB’000
Within one year	8,265,662	4,973,711
Between one and two years	3,194	1,973
Over two years	—	374

	8,268,856	4,976,058

16	Borrowings

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Short term bank loan:
Credit loan due within one year	3,540,000	1,548,000

Long term bank loan:
Credit loan due over one year but within two years	20,000	—

	3,560,000	1,548,000

The weighted average interest rate for the Group’s borrowings was 2.84% as at 30 June 2021 (31 December 2020: 2.79%). As at 30 June 2021 and 31 December 2020, no borrowings were secured by property, plant and equipment.

76    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

16	Borrowings (continued)

The Group has the following undrawn facilities:

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Expiring within one year	20,737,346	13,183,016
Expiring beyond one year	9,705,050	14,167,750

	30,442,396	27,350,766

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

2021 Interim Report    77

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

17	Reserves

	Legal surplus (note(a)) RMB’000	Capital surplus (note(b)) RMB’000	Surplus reserve (note(c)) RMB’000	Other reserve (note(d)) RMB’000	Hedging (note 19(a)) RMB’000	Share premium (note(e)) RMB’000	Safety production fund (note(f)) RMB’000	Retained earnings (note(g)) RMB’000	Total RMB’000
Balance at 1 January 2020	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474

Total comprehensive income for the period	—	—	—	(748)	(8,508)	—	—	(1,670,829)	(1,680,085)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	44,238	(44,238)	—

Balance at 30 June 2020 and 1 July 2020	4,072,476	13,739	101,355	17,090	(8,508)	106,846	101,375	11,656,158	16,060,531

Total comprehensive income for the period	—	—	—	(10,764)	8,508	—	—	2,315,901	2,313,645
Appropriation of safety production fund	—	—	—	—	—	—	44,222	(44,222)	—

Balance at 31 December 2020 and 1 January 2021	4,072,476	13,739	101,355	6,326	—	106,846	145,597	13,927,837	18,374,176

Total comprehensive income for the period	—	—	—	702	51,729	—	—	1,276,462	1,328,893
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,300,272	—	—	—	—	—	—	(2,300,272)	—
Appropriation of safety production fund	—	—	—	—	—	—	31,268	(31,268)	—

Balance at 30 June 2021	6,372,748	13,739	101,355	7,028	51,729	106,846	176,865	11,790,378	18,620,688

78    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

17	Reserves (continued)

Notes:

(a)

Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,372,748,000 of legal surplus as of 30 June 2021.

(b)	This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c)	The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d)

Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilised safety production fund.

(g)

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2021 (six months ended 30 June 2020: Nil).

2021 Interim Report    79

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2021 and 31 December 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

80    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments (continued)

		As at 30 June 2021
		Recurring fair value measurements
	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets measured at fair value through profit or loss
-Structured deposits	13	—	—	3,973,343	3,973,343
-Derivative financial assets
Commodity swaps contracts	19	—	80,047	—	80,047
Financial assets at fair value through other comprehensive income
-Trade and bills receivable	9	—	1,243,176	—	1,243,176
-Equity investments	9	—	—	5,000	5,000

		—	1,323,223	3,978,343	5,301,566

Financial liabilities
Derivative financial liabilities	19	—	11,075	—	11,075

2021 Interim Report    81

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments (continued)

		As at 31 December 2020
		Recurring fair value measurements
	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
-Trade and bills receivable	9	—	1,217,114	—	1,217,114
-Equity investments	9	—	—	5,000	5,000

		—	1,217,114	5,000	1,222,114

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of commodity swaps contract is the estimated amount that the Group would receive or pay to terminate the swap at the end of the reporting period, taking into account the current interest rates and the current creditworthiness of the swap counterparties.

82    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

18	Fair value measurement of financial instruments (continued)

Valuation techniques and inputs used in Level 2 fair value measurements (continued)

The fair value of trade and bills receivable is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

During the six month period ended 30 June 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables), borrowings and short-term bonds. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

2021 Interim Report    83

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Derivatives

(a)	The Group has the following derivative financial instruments in the following line items in the balance sheet:

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Current assets
Commodity swaps contracts	80,047	—

Total derivative financial assets	80,047	—

Current liabilities
Commodity swaps contracts	11,075	—

Total derivative financial liabilities	11,075	—

(i)	Classification of derivatives

Derivatives are only used for economic hedging purposes and not as speculative investments.

However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

84    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

19	Derivatives (continued)

(a)	The Group has the following derivative financial instruments in the following line items in the balance sheet: (continued)

(ii)	Hedging reserves

The Group’s hedging reserves disclosed in Note 17 relate to the following hedging instruments:

Total cash flow
hedge reserve
RMB’000
Opening balance 1 January 2021	—
Add: Change in fair value of hedging instruments recognised in other comprehensive income	68,972
Less: Deferred tax	(17,243)

Closing balance 30 June 2021	51,729

(iii)	Amounts recognised in profit or loss

In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognised in profit or loss in relation to derivatives:

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Net (losses)/gains on foreign exchange options and forward exchange contracts not qualifying as hedges included in other gains - net	(151)	1,275

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, crude oil variety and crude oil quantity.

Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in the timing of the hedged transactions. There was no recognised ineffectiveness during the six months ended 30 June 2021 in relation to the commodity swaps.

2021 Interim Report    85

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company

Sinopec Corp.	Immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Company Limited	Subsidiary of the immediate parent company

Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company

Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company

Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group

Shanghai Nanguang Petrochemical Co., Ltd.	Associate of the Group

Linde-SPC Gases Company Limited	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 7 and Note 15.

Most of the transactions undertaken by the Group during the six months ended 30 June 2021 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

86    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions (continued)

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a)	Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2021 and the six months ended 30 June 2020 were as follows:

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Sales of petroleum products	19,501,406	18,977,693
Sales other than petroleum products	3,797,129	3,288,659
Purchases of crude oil	16,960,902	14,144,865
Purchases other than crude oil	4,332,246	4,402,230
Sales commissions	48,325	51,395
Rental income	17,349	13,852

2021 Interim Report    87

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2021 and the six months ended 30 June 2020 were as follows:

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	13,795	1,916
– Associates and joint ventures of the Group	2,129,514	990,820

	2,143,309	992,736

Purchases
– Sinopec Group and its subsidiaries	1,644,039	1,034,532
– Associates and joint ventures of the Group	2,102,895	1,861,840

	3,746,934	2,896,372

Insurance premium expenses
– Sinopec Group and its subsidiaries	55,693	55,770

Addition to right-of-use assets
– Sinopec Group and its subsidiaries	1,388	1,375

Depreciation of right-of-use assets
– Sinopec Group and its subsidiaries	4,701	4,297
– Joint ventures of the Group	77	30

	4,778	4,327

Interest expense of lease liabilities
– Sinopec Group and its subsidiaries	173	355
– Joint ventures of the Group	13	15

	186	370

Interest income
– Sinopec Finance	552	921

Construction and installation cost
– Sinopec Group and its subsidiaries	357,978	67,257

Rental income
– Associates and joint ventures of the Group	12,010	8,989

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 20(a) and 20(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

88    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 20(a) and 20(b), are summarised as follows:

	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	1,765,243	1,054,127
– Associates and joint ventures of the Group	730,981	38,189

	2,496,224	1,092,316

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	4,414,447	2,505,532
– Sinopec Group and its subsidiaries	525,284	889,035
– Associates and joint ventures of the Group	142,882	262,274

	5,082,613	3,656,841

Lease liabilities
– Sinopec Group and its subsidiaries	4,966	8,453
– Joint ventures of the Group	424	574

	5,390	9,027

Cash deposits, maturing within three months
– Sinopec Finance (i)	13,084	5,667

(i)	As at 30 June 2021 and 31 December 2020, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

Except for cash deposits at Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

2021 Interim Report    89

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Short-term employee benefits	7,954	6,419
Post-employment benefits	249	190

	8,203	6,609

(e)	Commitments with related parties

(i)	Construction and installation cost

	As at	As at
	30 June 2021	31 December 2020
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	1,954,089	145,959

Except for the above, the Group had no other material commitments with related parties as at 30 June 2021 and 31 December 2020, which are contracted, but not included in the interim financial report.

(f)	Investment commitments with related parties

	As at	As at
	30 June 2021 RMB’000	31 December 2020 RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shanghai Shidian Energy Company Limited (“Shidian Energy”) (ii)	80,000	80,000

	191,263	191,263

90    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

20	Related-party transactions (continued)

(f)	Investment commitments with related parties (continued)

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017,000 (RMB182,804,000 equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2021, the Company has contributed RMB71,541,000 to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date. On 9 July 2021, the Board of Directors made a resolution to reduce the Company’s capital investment in Shanghai Secco, the details are disclosed in Note 21.

(ii)

Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB400,000,000 to acquire 40% share of Shidian Energy. As at 30 June 2021, Toufa has contributed RMB320,000,000 to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

Except for the above disclosed in Note 20(e) and 20(f), the Group had no other material commitments with related parties as at 30 June 2021, which are contracted, but not included in the financial statements.

21	Non-adjusting events after the reporting period

According to the resolution of the Board of Directors on 9 July 2021, the Company, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Company Limited (“Gaoqiao Company”) will reduce their capital to Shanghai Secco, an associate of the Company, with total amount of RMB7,300,811,000 in proportion to their shareholding ratios of 20%, 30% and 50% respectively. Among them, the Company plans to reduce its capital by approximately RMB1.46 billion. The aforementioned capital reduction was approved after the balance sheet date and was not recognised on the balance sheet date.

22	Commitments

Capital commitments outstanding at 30 June 2021 not provided for in the interim financial report

	As at	As at
	30 June 2021	31 December 2020
	RMB’000	RMB’000
Property, plant and equipment contracted for	3,413,407	585,870

2021 Interim Report    91

Review Report

畢馬威華振專字第2101212號

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

We have reviewed the accompanying interim financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “SPC”), which comprise the consolidated and company balance sheets as at 30 June 2021, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the period from 1 January 2021 to 30 June 2021, and the notes to the financial statements. Management of SPC is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101— Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of SPC personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and cannot present fairly, in all material respects, the consolidated and the company’s financial position of SPC as at 30 June 2021, and their financial performance and cash flows for the period from 1 January 2021 to 30 June 2021 in accordance with the requirements of Accounting Standards for Business Enterprises.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Wang Wenli
(Engagement Partner)

Beijing, China	Fang Haijie

25 August 2021

92    Sinopec Shanghai Petrochemical Company Limited

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)
[English Translation for Reference only]

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless stated)

Assets	Note	30 June 2021 (unaudited) Consolidated	31 December 2020 Consolidated	30 June 2021 (unaudited) Company	31 December 2020 Company
Current Assets
Cash at bank and on hand	V.1	3,173,126	7,920,852	2,778,941	6,464,509
Derivative financial assets	V.2	80,047	—	80,047	—
Financial assets held for trading	V.3, XIV.1	3,973,343	—	3,319,151	—
Accounts receivable	V.4, XIV.2	1,860,953	1,145,504	1,699,782	919,061
Receivables under financing	V.5, XIV.3	1,243,176	1,217,114	585,987	745,262
Prepayments	V.6	18,597	33,741	15,242	30,972
Other receivables	V.7, XIV.4	723,048	41,299	707,410	26,932
Inventories	V.8	7,452,255	3,888,746	7,177,199	3,685,456
Other current assets	V.9	202,853	3,057,587	177,790	3,048,476

Total Current Assets		18,727,398	17,304,843	16,541,549	14,920,668

Non-Current Assets
Long-term equity investments	V.10, XIV.5	5,339,474	5,497,834	6,651,335	6,797,666
Investments in other equity
instruments		5,000	5,000	—	—
Investment properties	V.11	359,850	367,586	389,736	396,676
Fixed assets	V.12, XIV.6	11,596,390	11,733,065	11,185,311	11,299,527
Construction in progress	V.13	2,196,393	1,710,124	2,168,496	1,694,937
Right-of-use assets	V.14	13,141	12,993	8,612	10,366
Intangible assets	V.15	402,592	412,576	279,862	286,005
Long-term deferred expenses	V.16	798,364	410,191	791,185	402,304
Deferred tax assets	V.17	109,797	252,121	95,283	238,040
Other non-current assets	V.18	7,281,393	7,042,840	7,081,182	7,042,840

Total Non-current Assets		28,102,394	27,444,330	28,651,002	28,168,361

Total Assets		46,829,792	44,749,173	45,192,551	43,089,029

Liabilities and shareholders’ equity
Current Liabilities
Short-term loans	V.20	3,540,000	1,548,000	3,500,000	1,500,000
Derivative financial liabilities	V.2	11,075	—	11,075	—
Bills payable	V.21	446,744	139,360	300,090	96,196
Accounts payable	V.22	7,747,916	4,671,635	6,825,242	3,892,330
Contract liabilities	V.23	279,900	496,521	224,408	425,385
Employee benefits payable	V.24	511,376	244,506	500,580	239,537
Taxes payable	V.25	1,464,558	3,385,910	1,453,035	3,346,544
Other payables	V.26	2,002,624	1,664,812	2,434,761	1,805,186
Non-current liabilities due
within one year	V.27	9,829	9,352	6,844	7,897
Other current liabilities	V.28	1,034,671	3,072,150	1,029,973	3,064,189

Total Current Liabilities		17,048,693	15,232,246	16,286,008	14,377,264

The notes on pages 101 to 249 form part of these financial statements.

2021 Interim Report    93

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless stated)

Assets	Note	30 June 2021 (unaudited) Consolidated	31 December 2020 Consolidated	30 June 2021 (unaudited) Company	31 December 2020 Company
Non-Current Liabilities
Long-term loans	V.29	20,000	—	—	—
Lease liabilities	V.30	2,210	3,119	1,020	1,911
Deferred income	V.31	118,433	123,433	118,433	123,433
Defer tax liabilities	V.17	34,751	35,357	—	—

Total Non-Current Liabilities		175,394	161,909	119,453	125,344

Total Liabilities		17,224,087	15,394,155	16,405,461	14,502,608

Shareholders’ equity
Share capital	I,V.32	10,823,814	10,823,814	10,823,814	10,823,814
Capital reserve	V.33	610,327	610,327	600,768	600,768
Other comprehensive income	V.34	58,757	6,326	58,757	6,326
Specific reserve	V.35	176,865	145,597	176,865	145,597
Surplus reserve	V.36	6,474,103	6,474,103	6,474,103	6,474,103
Retained earnings	V.37	11,319,674	11,157,866	10,652,783	10,535,813

Total equity attributable to shareholders of the Company		29,463,540	29,218,033	28,787,090	28,586,421

Non-controlling interests	V.38	142,165	136,985	—	—

Total Shareholders’ Equity		29,605,705	29,355,018	28,787,090	28,586,421

Total Liabilities and Shareholders’ Equity		46,829,792	44,749,173	45,192,551	43,089,029

These financial statements were approved by the Board of Directors of the Company on 25 August 2021.

Wu Haijun	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 101 to 249 form part of these financial statements.

94    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six months ended 30 June		Six months ended 30 June
	Note	2021 (unaudited) Consolidated	2020 (unaudited) Consolidated	2021 (unaudited) Company	2020 (unaudited) Company
I. Operating income	V.39,XIV.7	37,136,606	35,663,352	31,978,683	29,679,232
Less: Operating costs	V.39,XIV.7	28,849,768	30,909,800	23,808,137	25,098,218
Taxes and surcharges	V.40	5,453,022	5,701,797	5,446,828	5,694,869
Selling and distribution expenses	V.41	206,782	229,966	164,841	191,543
General and administrative expenses	V.42	1,905,002	1,511,043	1,848,744	1,472,892
Research and development expenses	V.43	27,943	47,528	22,860	43,664
Financial expenses (“-” for income)	V.44	(206,583)	(145,840)	(203,124)	(129,590)
Including: interest expense		38,299	28,120	37,149	27,300
interest income		248,813	176,082	240,798	161,542
Add: Other income	V.45	6,412	16,495	6,263	15,144
Investment income (“-” for losses)	V.46,XIV.8	602,510	334,728	556,932	286,378
Including: Income from investment in associates and joint ventures		582,548	273,712	539,533	227,993
Gains from changes in fair value (“-” for losses)	V.47	23,343	9,281	19,151	9,037
Impairment losses (“-” for losses)	V.48	(80,093)	(120,928)	(80,093)	(120,140)
Gains from asset disposals (“-” for losses)	V.49	79,085	15,256	79,085	15,256

II. Operating profit (“-” for loss)		1,531,929	(2,336,110)	1,471,735	(2,486,689)
Add: Non-operating income	V.50	6,660	6,706	6,436	6,566
Less: Non-operating expenses	V.51	27,876	25,214	27,186	25,205

III. Profit before income tax (“-” for loss)		1,510,713	(2,354,618)	1,450,985	(2,505,328)
Less: Income tax expenses	V.52	261,344	(646,300)	251,634	(673,190)

IV. Net profit (“-” for net loss)		1,249,369	(1,708,318)	1,199,351	(1,832,138)
(1) Net profit classified by continuity of operations (“-” for net loss):
1. Net profit from continuing operations (“-” for net loss)		1,249,369	(1,708,318)	1,199,351	(1,832,138)
2. Net profit from discontinued operations (“-” for net loss)		—	—	—	—
(2) Net profit classified by ownership (“-” for net loss):
1. Shareholders of the Company (“-” for net loss)		1,244,189	(1,716,072)	—	—
2. Non-controlling interests (“-” for net loss)		5,180	7,754	—	—

The notes on pages 101 to 249 form part of these financial statements.

2021 Interim Report    95

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six months ended 30 June		Six months ended 30 June
	Note	2021 (unaudited) Consolidated	2020 (unaudited) Consolidated	2021 (unaudited) Company	2020 (unaudited) Company
V. Other comprehensive income, net of tax		52,431	(9,256)	52,431	(9,256)
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company		52,431	(9,256)	52,431	(9,256)
Items that may be reclassified to profit or loss		52,431	(9,256)	52,431	(9,256)
a. Other comprehensive income recognised under equity method		702	(748)	702	(748)
b. Cash flow hedge reserve		51,729	(8,508)	51,729	(8,508)
(2) Other comprehensive income (net of tax) attributable to non-controlling interests		—	—	—	—

VI. Total comprehensive income		1,301,800	(1,717,574)	1,251,782	(1,841,394)
(1) Attributable to shareholders of the Company		1,296,620	(1,725,328)	—	—
(2) Attributable to non-controlling interests		5,180	7,754	—	—

VII. Earnings/(losses) per share
(1) Basic earnings/(losses) per share (RMB Yuan)	V.53	0.115	(0.159)	—	—
(2) Diluted earnings/(losses) per share (RMB Yuan)	V.53	0.115	(0.159)	—	—

These financial statements were approved by the Board of Directors of the Company on 25 August 2021.

Wu Haijun	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 101 to 249 form part of these financial statements.

96    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six months ended 30 June		Six months ended 30 June
	Note	2021 (unaudited) Consolidated	2020 (unaudited) Consolidated	2021 (unaudited) Company	2020 (unaudited) Company
I. Cash flows from operating activities
Proceeds from sale of goods and rendering of services		38,434,207	38,458,330	33,292,256	32,430,797
Refund of taxes		57,673	1,347	—	1,115
Proceeds from other operating activities	V.55	114,183	15,970	107,181	14,441

Sub-total of cash inflows		38,606,063	38,475,647	33,399,437	32,446,353

Payment for goods and services		(31,630,427)	(31,791,568)	(26,320,863)	(25,509,820)
Payment to and for employees		(1,381,271)	(1,219,934)	(1,300,205)	(1,149,376)
Payment of various taxes		(7,824,819)	(8,177,756)	(7,764,804)	(8,135,238)
Payment for other operating activities	V.55	(159,098)	(190,555)	(139,895)	(114,250)

Sub-total of cash outflows		(40,995,615)	(41,379,813)	(35,525,767)	(34,908,684)

Net cash flows used in operating activities	V.56, XIV.9	(2,389,552)	(2,904,166)	(2,126,330)	(2,462,331)

II. Cash flows from investing activities
Cash received from structured deposits		2,700,000	7,273,170	2,200,000	6,869,412
Cash received from returns on investments		54,893	51,432	—	—
Net cash received from disposal of fixed assets and intangible assets		46,860	19,410	46,576	19,410
Proceeds from other investing activities	V.55	3,235,749	685,155	3,226,832	669,655

Sub-total of cash inflows		6,037,502	8,029,167	5,473,408	7,558,477

Payment for acquisition of fixed assets and other long-term assets		(1,493,860)	(696,245)	(1,475,605)	(692,921)
Payment of structured deposits		(6,650,000)	(7,600,000)	(5,500,000)	(7,200,000)
Payment for acquisition of a subsidiary		—	(340,315)	—	(200,000)
Payment for other investing activities	V.55	(1,000,000)	(2,513,185)	(800,000)	(2,511,027)

Sub-total of cash outflows		(9,143,860)	(11,149,745)	(7,775,605)	(10,603,948)

Net cash flows used in investing activities		(3,106,358)	(3,120,578)	(2,302,197)	(3,045,471)

The notes on pages 101 to 249 form part of these financial statements.

2021 Interim Report    97

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six months ended 30 June		Six months ended 30 June
	Note	2021 (unaudited) Consolidated	2020 (unaudited) Consolidated	2021 (unaudited) Company	2020 (unaudited) Company
III. Cash flows from financing activities
Proceeds from borrowings		11,879,423	3,438,100	11,839,423	3,398,107

Sub-total of cash inflows		11,879,423	3,438,100	11,839,423	3,398,107

Repayments of borrowings		(11,867,423)	(1,958,562)	(11,839,423)	(1,900,969)
Payment for dividends, profit distributions or interest		(53,489)	(35,651)	(52,429)	(34,309)
Payment for other financing activities	V.55	(9,531)	(9,498)	(6,879)	(7,864)

Sub-total of cash outflows		(11,930,443)	(2,003,711)	(11,898,731)	(1,943,142)

Net cash flows (used in)/generated from financing activities		(51,020)	1,434,389	(59,308)	1,454,965

IV. Effect of foreign exchange rate changes on cash and cash equivalents		(2,063)	5,923	—	—

V. Net increase in cash and cash equivalents (“-” for decrease)		(5,548,993)	(4,584,432)	(4,487,835)	(4,052,837)
Add: Cash and cash equivalents at beginning of the period	V.56,XIV.9	6,916,408	7,449,699	5,460,067	5,754,440

VI. Cash and cash equivalents at the end of the period	V.56,XIV.9	1,367,415	2,865,267	972,232	1,701,603

These financial statements were approved by the Board of Directors of the Company on 25 August 2021.

Wu Haijun	Du Jun	Yang Yating
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 101 to 249 form part of these financial statements.

98    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Attributable to equity shareholders of the Company
	Note	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non- controlling interests	Total
I. Balance at 1 January 2021		10,823,814	610,327	6,326	145,597	6,474,103	11,157,866	29,218,033	136,985	29,355,018

II. Changes in equity for the six months ended 30 June 2021 (unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net profit		—	—	—	—	—	1,244,189	1,244,189	5,180	1,249,369
(2) Other comprehensive income	V.34	—	—	52,431	—	—	—	52,431	—	52,431
2. Appropriation of profits
(1) Distributions to shareholders	V.37	—	—	—	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
3. Specific reserve
(1) Accrued	V.35	—	—	—	54,842	—	—	54,842	—	54,842
(2) Utilised	V.35	—	—	—	(23,574)	—	—	(23,574)	—	(23,574)

III. Balance at 30 June 2021 (unaudited)		10,823,814	610,327	58,757	176,865	6,474,103	11,319,674	29,463,540	142,165	29,605,705

I. Balance at 1 January 2020		10,823,814	610,327	17,838	57,137	6,437,010	11,939,215	29,885,341	130,560	30,015,901

II. Changes in equity for the six months ended 30 June 2020 (unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net (loss)/profit		—	—	—	—	—	(1,716,072)	(1,716,072)	7,754	(1,708,318)
(2) Other comprehensive income	V.34	—	—	(9,256)	—	—	—	(9,256)	—	(9,256)
2. Appropriation of profits
(1) Distributions to shareholders	V.37	—	—	—	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
3. Specific reserve
(1) Accrued	V.35	—	—	—	69,588	—	—	69,588	—	69,588
(2) Utilised	V.35	—	—	—	(25,350)	—	—	(25,350)	—	(25,350)
III. Balance at 30 June 2020 (unaudited)		10,823,814	610,327	8,582	101,375	6,437,010	8,924,285	26,905,393	138,314	27,043,707

These financial statements were approved by the Board of Directors of the Company on 25 August 2021.

Wu Haijun	Du Jun	Yang Yating

Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 101 to 249 form part of these financial statements.

2021 Interim Report    99

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Note	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
I. Balance at 1 January 2021		10,823,814	600,768	6,326	145,597	6,474,103	10,535,813	28,586,421

II. Changes in equity for the six months ended 30 June 2021 (unaudited) (“-” for decreases)
• Total comprehensive income		—	—	—	—	—	1,199,351	1,199,351
(1) Net profit		—	—	52,431	—	—	—	52,431
(2) Other comprehensive income
• Appropriation of profits
(1) Distributions to shareholders		—	—	—	—	—	(1,082,381)	(1,082,381)
• Specific reserve
(1) Accrued		—	—	—	51,600	—	—	51,600
(2) Utilised		—	—	—	(20,332)	—	—	(20,332)

III. Balance at 30 June 2021 (unaudited)		10,823,814	600,768	58,757	176,865	6,474,103	10,652,783	28,787,090

I. Balance at 1 January 2020		10,823,814	600,768	17,838	57,135	6,437,010	11,574,341	29,510,906

II. Changes in equity for the six months ended 30 June 2020 (unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net loss		—	—	—	—	—	(1,832,138)	(1,832,138)
(2) Other comprehensive income		—	—	(9,256)	—	—	—	(9,256)
2. Appropriation of profits
(1) Distributions to shareholders		—	—	—	—	—	(1,298,858)	(1,298,858)
3. Specific reserve
(1) Accrued		—	—	—	66,240	—	—	66,240
(2) Utilised		—	—	—	(22,000)	—	—	(22,000)

III. Balance at 30 June 2020 (unaudited)		10,823,814	600,768	8,582	101,375	6,437,010	8,443,345	26,414,894

These financial statements were approved by the Board of Directors of the Company on 25 August 2021.

Wu Haijun	Du Jun	Yang Yating

Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 101 to 249 form part of these financial statements.

100    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

I.	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation (“Sinopec Group”); these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and RMB9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 30 June 2021, total share capital of the Company were RMB10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note V.32.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note VI.

II.	Basis of preparation

1.	Basis of preparation

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises and other relevant regulations (collectively referred to as “Accounting Standards for Business Enterprises” or “CAS”) issued by the Ministry of Finance (“MOF”) of the People’s Republic of China (“PRC”).

Except as disclosed in Note III.34, the accounting policies adopted in the financial statements are consistent with those adopted by the Group in preparing the 2020 financial statements. The interim financial statements should be read together with the Group’s 2020 financial statements.

2.	Going concern

The financial statements have been prepared on the going concern basis.

2021 Interim Report    101

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates

Accounting policies for the provision for impairment of inventories, depreciation of fixed assets, impairment of long-term assets of the Group are adopted according to the specific characteristics of the Company’s operations. Please refer to the relevant notes on accounting policies.

1	Statement of compliance

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises or referred to as China Accounting Standards (“CAS”) issued by the MOF. These financial statements present truly and completely the consolidated financial position and financial position of the Company as at 30 June 2021, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the period from 1 January 2021 to 30 June 2021.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

2	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

3	Operating cycle

The Company takes the period from the acquisition of assets for processing to until the ultimate realisation of cash or cash equivalents as a normal operating cycle. The operating cycle of the Company is usually less than 12 months.

4	Functional currency

The Company’s functional currency is Renminbi and these financial statements are presented in Renminbi. Functional currency is determined by the Company and its subsidiaries on the primary economic environment in which they operate.

5	Accounting treatments for business combinations involving entities under common control and not under common control

A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control.

For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business.

102    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

5	Accounting treatments for business combinations involving entities under common control and not under common control (continued)

When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below.

(1)	Business combinations involving entities under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets acquired and liabilities assumed are measured based on their carrying amounts in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the carrying amount of the net assets acquired and the consideration paid for the combination (or the total par value of shares issued) is adjusted against share premium in the capital reserve, with any excess adjusted against retained earnings. Any costs directly attributable to the combination are recognised in profit or loss when incurred. The combination date is the date on which one combining entity obtains control of other combining entities. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

2021 Interim Report    103

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

5	Accounting treatments for business combinations involving entities under common control and not under common control (continued)

(2)	Business combinations involving entities not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. Where (1) the aggregate of the acquisition-date fair value of assets transferred (including the acquirer’s previously held equity interest in the acquiree), liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree, exceeds (2) the acquirer’s interest in the acquisition-date fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. If (1) is less than (2), the difference is recognised in profit or loss for the current period. The costs of issuing equity or debt securities as a part of the consideration for the acquisition are included in the carrying amounts of these equity or debt securities upon initial recognition. Acquisition-related costs are expensed when incurred. Any difference between the fair value and the carrying amount of the assets transferred as consideration is recognised in profit or loss. The acquiree’s identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are recognised by the Group at their acquisition-date fair value. The acquisition date is the date on which the acquirer obtains control of the acquiree.

For a business combination involving entities not under common control and achieved in stages, the Group remeasures its previously-held equity interest in the acquiree to its acquisition-date fair value and recognises any resulting difference between the fair value and the carrying amount as investment income or other comprehensive income for the current period. In addition, any amount recognised in other comprehensive income and other changes in the owners’ equity under equity accounting in prior reporting periods relating to the previously-held equity interest that may be reclassified to profit or loss are transferred to investment income at the date of acquisition; Any previously-held equity interest that is designated as equity investment at fair value through other comprehensive income, the other comprehensive income recognised in prior reporting periods is transferred to retained earnings and surplus reserve at the date of acquisition.

104    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6	Consolidated financial statements

(1)	General principles

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control exists when the investor has all of following: power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. The financial position, financial performance and cash flows of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests are presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to non-controlling shareholders is presented separately in the consolidated income statement below the net profit line item. Total comprehensive income attributable to non-controlling shareholders is presented separately in the consolidated income statement below the total comprehensive income line item.

When the amount of loss for the current period attributable to the non-controlling shareholders of a subsidiary exceeds the non-controlling shareholders’ share of the opening owners’ equity of the subsidiary, the excess is still allocated against the non-controlling interests.

When the accounting period or accounting policies of a subsidiary are different from those of the Company, the Company makes necessary adjustments to the financial statements of the subsidiary based on the Company’s own accounting period or accounting policies. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, unless they represent impairment losses that are recognised in the financial statements. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

2021 Interim Report    105

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6	Consolidated financial statements (continued)

(2)	Subsidiaries acquired through a business combination

Where a subsidiary was acquired during the reporting period, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated.

Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

106    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6	Consolidated financial statements (continued)

(3)	Disposal of subsidiaries

When the Group loses control over a subsidiary, any resulting disposal gains or losses are recognised as investment income for the current period. The remaining equity interests is re-measured at its fair value at the date when control is lost, any resulting gains or losses are also recognised as investment income for the current period.

When the Group loses control of a subsidiary in multiple transactions in which it disposes of its long-term equity investment in the subsidiary in stages, the following are considered to determine whether the Group should account for the multiple transactions as a bundled transaction:

•	arrangements are entered into at the same time or in contemplation of each other;

•	arrangements work together to achieve an overall commercial effect;

•	the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement;

•	one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements.

If each of the multiple transactions does not form part of a bundled transaction, the transactions conducted before the loss of control of the subsidiary are accounted for in accordance with the accounting policy for partial disposal of equity investment in subsidiaries where control is retained (see Note III.6(4)).

If each of the multiple transactions forms part of a bundled transaction which eventually results in the loss of control in the subsidiary, these multiple transactions are accounted for as a single transaction. In the consolidated financial statements, the difference between the consideration received and the corresponding proportion of the subsidiary’s net assets (calculated continuously from the acquisition date) in each transaction prior to the loss of control shall be recognised in other comprehensive income and transferred to profit or loss when the parent eventually loses control of the subsidiary.

2021 Interim Report    107

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

6	Consolidated financial statements (continued)

(4)	Changes in non-controlling interests

Where the Company acquires a non-controlling interest from a subsidiary’s non-controlling shareholders or disposes of a portion of an interest in a subsidiary without a change in control, the difference between the proportion interests of the subsidiary’s net assets being acquired or disposed and the amount of the consideration paid or received is adjusted to the capital reserve (share premium) in the consolidated balance sheet, with any excess adjusted to retained earnings.

7	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily withdraw on demand, and short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

8	Foreign currency transactions and translation of foreign currency financial statements

When the Group receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate at the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rate at the balance sheet date. The resulting exchange differences are generally recognised in profit or loss, unless they arise from the re-translation of the principal and interest of specific borrowings for the acquisition of qualifying assets (see Note III.15). Non-monetary items that are measured at historical cost in foreign currencies are translated to Renminbi using the exchange rate at the transaction date. Effect of foreign exchange rate changes on cash is presented separately in the cash flow statement.

108    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments

Financial instruments include cash at bank and on hand, account receivables, payables, loans and borrowings, and share capital.

(1)	Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial or financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts, is initially measured at the transaction price in accordance with Note III.21.

(2)	Classification and subsequent measurement of financial assets

(a)	Classification of financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

2021 Interim Report    109

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(a)	Classification of financial assets (continued)

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income, and listed them as other equity instrument investments. This election is made on an investment-by-investment basis. The instrument meets the definition of equity from the perspective of the issuer. The relevant dividend income of such financial assets is included in the current profit and loss.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The business model refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Group determines the business model for managing the financial assets according to the facts and based on the specific business objective for managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

110    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(b)	Subsequent measurement of financial assets

•	Financial assets at FVTPL

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss unless the financial assets are part of a hedging relationship. Those maturing more than one year from the balance sheet date and expected to be held for more than one year shall be listed as other non-current financial assets, while the rest shall be listed as trading financial assets.

•	Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. A gain or loss on a financial asset that is measured at amortised cost and is not part of a hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, reclassified, through the amortisation process or in order to recognize impairment gains or losses. Such financial assets mainly include cash at bank and on hand, accounts receivable, other receivables and investments in debt securities, etc. The Group shall list the investments in debt securities that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The investments in debt securities that is due within one year (including one year) at the time of acquisition is listed as other current assets. The investments in debt securities that is due more than one year from the date of balance sheet is listed as other non-current assets.

•	Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss. Such financial assets are listed as Receivables under financing, other investments in debt securities, and other investments in debt securities that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other investments in debt securities with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

2021 Interim Report    111

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(2)	Classification and subsequent measurement of financial assets (continued)

(b)	Subsequent measurement of financial assets

•	Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss. Other net gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(3)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

•	Financial liabilities at FVTPL

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

•	Financial liabilities at amortised cost

These financial liabilities are subsequently measured at amortised cost using the effective interest method.

The financial liabilities of the Group are mainly financial liabilities measured by amortized cost, including bills payable and accounts payable, other payables, loans, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

112    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(4)	Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	The Group currently has a legally enforceable right to set off the recognised amounts;

•	The Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

(5)	Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

•	the Group’s contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or;

•

the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognized directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished. The difference between the carrying amount of the part to be recognised and the consideration paid shall be recorded into the profit and loss of the current period.

2021 Interim Report    113

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(6)	Impairment

The Group recognises loss allowances for expected credit loss (ECL) on:

•	financial assets measured at amortised cost;

•	contract assets;

•	debt investments measured at FVOCI;

•	lease receivables and

•	financial guarantee contracts issued, which are not measured at FVTPL.

Financial assets measured at fair value, including debt investments or equity securities at FVTPL, equity securities designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

114    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(6)	Impairment (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the Group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments, and at an amount equal to lifetime ECL for all other financial instruments.

•	If the financial instrument is determined to have low credit risk at the balance sheet date;

•	If the credit risk on a financial instrument has not increased significantly since initial recognition.

Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

2021 Interim Report    115

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(6)	Impairment (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. In particular, the following information is taken into account:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

116    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(6)	Impairment (continued)

Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

2021 Interim Report    117

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

9	Financial instruments (continued)

(6)	Impairment (continued)

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(7)	Equity instrument

The consideration received from the issuance of equity instruments net of transaction costs is recognised in shareholders’ equity. Consideration and transaction costs paid by the Company for repurchasing self-issued equity instruments are deducted from shareholders’ equity.

When the Company repurchases its own shares, those shares are treated as treasury shares. All expenditure relating to the repurchase is recorded in the cost of the treasury shares, with the transaction recording in the share register. Treasury shares are excluded from profit distributions and are presented as a deduction under shareholders’ equity in the balance sheet.

When treasury shares are cancelled, the share capital should be reduced to the extent of the total par value of the treasury shares cancelled. Where the cost of the treasury shares cancelled exceeds the total par value, the excess is deducted from capital reserve (share premium), surplus reserve and retained earnings sequentially. If the cost of treasury shares cancelled is less than the total par value, the difference is credited to the capital reserve (share premium).

When treasury shares are disposed of, any excess of proceeds above cost is recognised in capital reserve (share premium); otherwise, the shortfall is deducted against capital reserve (share premium), surplus reserve and retained earnings sequentially.

118    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

10	Inventories

(1)	Classification and cost

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

(2)	Measurement method of cost of inventories

Cost of inventories recognised is calculated using the weighted average method.

Consumables including low-value consumables and packaging materials are charged to profit or loss upon receipt. The amortisation charge is included in the cost of the related assets or recognised in profit or loss for the current period.

(3)	Basis for determining the net realisable value and method for provision for obsolete inventories

At the balance sheet date, inventories are carried at the lower of cost and net realisable value.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for obsolete inventories, and is recognised in profit or loss.

(4)	Inventory count system

The Group maintains a perpetual inventory system.

2021 Interim Report    119

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11	Long-term equity investments

(1)	Investment cost of long-term equity investments

(a)	Long-term equity investments acquired through a business combination

•

The initial cost of a long-term equity investment acquired through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the initial investment cost and the carrying amount of the consideration given is adjusted to the share premium in the capital reserve, with any excess adjusted to retained earnings. For a long-term equity investment in a subsidiary acquired through a business combination achieved in stages which do not form a bundled transaction and involving entities under common control, the Company determines the initial cost of the investment in accordance with the above policies. The difference between this initial cost and the sum of the carrying amount of previously-held investment and the consideration paid for the shares newly acquired is adjusted to capital premium in the capital reserve, with any excess adjusted to retained earnings.

•

For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving entities under common control and achieved through multiple transactions in stages which do not form a bundled transaction, the initial cost comprises the carrying amount of the previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

(b)	Long-term equity investments acquired other than through a business combination

•

A long-term equity investment acquired other than through a business combination is initially recognised at the amount of cash paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

120    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11	Long-term equity investments (continued)

(2)	Subsequent measurement of long-term equity investment

(a)	Investments in subsidiaries

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method for subsequent measurement unless the investment is classified as held for sale (see Note III.28). Except for cash dividends or profit distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income for the current period.

The investments in subsidiaries are stated in the balance sheet at cost less accumulated impairment losses.

For the impairment of the investments in subsidiaries, refer to Note III.18.

In the Group’s consolidated financial statements, subsidiaries are accounted for in accordance with the policies described in Note III.6.

2021 Interim Report    121

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11	Long-term equity investments (continued)

(2)	Subsequent measurement of long-term equity investment (continued)

(b)	Investment in joint ventures and associates

A joint venture is an arrangement whereby the Group and other parties have joint control (see Note III.11(3)) and rights to the net assets of the arrangement.

An associate is an entity over which the Group has significant influence (see Note III.11(3)).

An investment in a joint venture or an associate is accounted for using the equity method for subsequent measurement, unless the investment is classified as held for sale (see Note III.28).

The accounting treatments under the equity method adopted by the Group are as follows:

•

Where the initial cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is recognised in profit or loss.

•

After the acquisition of the investment, the Group recognises its share of the investee’s profit or loss and other comprehensive income as investment income or losses and other comprehensive income respectively, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profit distributions, the carrying amount of the investment is reduced by the amount attributable to the Group. Changes in the Group’s share of the investee’s owners’ equity, other than those arising from the investee’s net profit or loss, other comprehensive income or profit distribution (referred to as “other changes in owners’ equity”), is recognised directly in the Group’s equity, and the carrying amount of the investment is adjusted accordingly.

122    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

11	Long-term equity investments (continued)

(2)	Subsequent measurement of long-term equity investment (continued)

(b)	Investment in joint ventures and associates (continued)

•

In calculating its share of the investee’s net profits or losses, other comprehensive income and other changes in owners’ equity, the Group recognises investment income and other comprehensive income after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair value of the investee’s identifiable net assets at the date of acquisition. Unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are eliminated in the same way as unrealised gains but only to the extent that there is no impairment.

•

The Group discontinues recognising its share of further losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the joint venture or associate is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. If the joint venture or associate subsequently reports net profits, the Group resumes recognising its share of those profits only after its share of the profits has fully covered the share of losses not recognised.

For the impairment of the investments in joint ventures and associates, refer to Note III.18.

(3)	Criteria for determining the existence of joint control or significant influence over an investee

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The following factors are usually considered when assessing whether the Group can exercise joint control over an investee:

•	Whether no single participant party is in a position to control the investee’s related activities unilaterally;

•	Whether strategic decisions relating to the investee’s related activities require the unanimous consent of all participant parties that sharing of control.

Significant influence is the power to participate in the financial and operating policy decisions of an investee but does not have control or joint control over those policies.

2021 Interim Report    123

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

12	Investment properties

Investment properties are properties held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model and stated in the balance sheet at cost less accumulated depreciation, amortisation and impairment losses. The cost of investment property, less its estimated residual value and accumulated impairment losses, is depreciated or amortised using the straight-line method over its estimated useful life, unless the investment property is classified as held for sale (see Note III.28). For the impairment of the investment properties, refer to Note III.18.

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Plant and buildings	30-40 years	3%	2.4%-3.2%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

124    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

13	Fixed assets

(1)	Recognition of fixed assets

Fixed assets represent the tangible assets held by the Group for use in production of goods or for administrative purposes with useful lives over one accounting year.

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets is measured in accordance with the policy set out in Note III.14. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Where the parts of an item of fixed assets have different useful lives or provide benefits to the Group in a different pattern, thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

Any subsequent costs including the cost of replacing part of an item of fixed assets are recognised as assets when it is probable that the economic benefits associated with the costs will flow to the Group, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day maintenance of fixed assets are recognised in profit or loss as incurred.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses.

(2)	Depreciation of fixed assets

The cost of a fixed asset, less its estimated residual value and accumulated impairment losses, is depreciated using the straight-line method over its estimated useful life, unless the fixed asset is classified as held for sale (see Note III.28).

The estimated useful lives, residual value rates and depreciation rates of each class of fixed assets are as follows:

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Buildings	12~40 years	0%~5%	2.4%~8.3%
Plant and machinery	5~20 years	0%~5%	4.8%~20.0%
Vehicles and other equipment	4~20 years	0%~5%	4.8%~25.0%

Useful lives, estimated residual values and depreciation methods are reviewed at least at each year-end.

2021 Interim Report    125

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

13	Fixed assets (continued)

(3)	For the impairment of the fixed assets, refer to Note III.18.

(4)	Disposal of fixed assets

The carrying amount of a fixed asset is derecognised:

•	when the fixed asset is holding for disposal; or

•	when no future economic benefit is expected to be generated from its use or disposal.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item, and are recognised in profit or loss on the date of retirement or disposal.

14	Construction in progress

The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note III.15), and any other costs directly attributable to bringing the asset to working condition for its intended use.

A self-constructed asset is classified as construction in progress and transferred to fixed asset when it is ready for its intended use, and depreciation begins from the following month. No depreciation is provided against construction in progress.

Construction in progress is stated in the balance sheet at cost less accumulated impairment losses (see Note III.18).

126    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

15	Borrowing costs

Borrowing costs incurred directly attributable to the acquisition and construction of a qualifying asset are capitalised as part of the cost of the asset. Other borrowing costs are recognised as financial expenses when incurred.

During the capitalisation period, the amount of interest (including amortisation of any discount or premium on borrowing) to be capitalised in each accounting period is determined as follows:

•

Where funds are borrowed specifically for the acquisition, and construction or production of a qualifying asset, the amount of interest to be capitalised is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

•

To the extent that the Group borrows funds generally and uses them for the acquisition, and construction or production of a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the weighted average of the excess amounts of cumulative expenditure on the asset over the above amounts of specific borrowings. The capitalisation rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the initially recognised amount of the borrowings.

During the capitalisation period, exchange differences related to the principal and interest on a specific-purpose borrowing denominated in foreign currency are capitalised as part of the cost of the qualifying asset. The exchange differences related to the principal and interest on foreign currency borrowings other than a specific-purpose borrowing are recognised as a financial expense when incurred.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition and construction that are necessary to prepare the asset for its intended use are in progress, and ceases when the assets become ready for their intended use. Capitalisation of borrowing costs is suspended when the acquisition and construction activities are interrupted abnormally for a period of more than three months.

2021 Interim Report    127

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

16	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see Note III.18). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised using the straight-line method over its estimated useful life, unless the intangible asset is classified as held for sale (see Note III.28). The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

The respective amortisation periods for intangible assets are as follows:

Item	Amortisation period (years)
Land-use right	20-50 years
Patent/Proprietary technology	10-28 years
Other intangible assets	2-10 years

Useful lives and amortisation methods of intangible asset with finite useful life are reviewed at least at each year-end.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group. At the balance sheet date, the Group does not have any intangible assets with indefinite useful lives.

Expenditure on an internal research and development project is classified into expenditure incurred during the research phase and expenditure incurred during the development phase.

Expenditure during the research phase is expensed when incurred. Expenditure during the development phase is capitalised if development costs can be measured reliably, the product or process is technically and commercially feasible, and the Group intends to and has sufficient resources to complete the development. Capitalised development costs are stated in the balance sheet at cost less impairment losses (see Note III.18). Other development expenditure is recognised as an expense in the period in which it is incurred.

128    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

17	Long-term deferred expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods.

Long-term deferred expenses are amortised using a straight-line method within the benefit period. The respective amortisation periods for such expenses are as follows:

Item	Amortisation period
Catalysts	1-8 years
Leasehold improvements	15-27 years

18	Impairment of assets other than inventories and financial assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on internal and external sources of information to determine whether there is any indication of impairment:

•	fixed assets

•	construction in progress

•	right-of-use assets

•	intangible assets

•	investment properties measured using a cost model

•	long-term equity investments

•	long-term deferred expenses, etc.

If any indication exists, the recoverable amount of the asset is estimated. In addition, the Group estimates the recoverable amounts of intangible assets not ready for use at least annually at each year-end, irrespective of whether there is any indication of impairment.

The recoverable amount of an asset (or asset group, set of asset groups) is the higher of its fair value (see Note III.19) less costs to sell and its present value of expected future cash flows.

2021 Interim Report    129

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

18	Impairment of assets other than inventories and financial assets (continued)

An asset group is composed of assets directly related to cash generation and is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups.

The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using an appropriate pre-tax discount rate.

An impairment loss is recognised in profit or loss when the recoverable amount of an asset is less than its carrying amount. A provision for impairment of the asset is recognised accordingly. Impairment losses related to an asset group or a set of asset groups are allocated first to reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then to reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, such allocation would not reduce the carrying amount of an asset below the highest of its fair value less costs to sell (if measurable), its present value of expected future cash flows (if determinable) and zero.

Once an impairment loss is recognised, it is not reversed in a subsequent period.

19	Fair value measurement

Unless otherwise specified, the Group measures fair value as follows:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

130    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

20	Provisions

A provision is recognised for an obligation related to a contingency if the Group has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense. Factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into account as a whole in reaching the best estimate. Where there is a continuous range of possible outcomes for the expenditure required, and each possible outcome in that range is as likely as any other, the best estimate is the mid-point of that range. In other cases, the best estimate is determined according to the following circumstances:

•	Where the contingency involves a single item, the best estimate is the most likely outcome.

•	Where the contingency involves a large population of items, the best estimate is determined by weighting all possible outcomes by their associated probabilities.

The Group reviews the carrying amount of a provision at the balance sheet date and adjusts the carrying amount to the current best estimate. The estimated liabilities expected to be paid within one year from the balance sheet date are listed as current liabilities.

2021 Interim Report    131

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

21	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximises the use of observable inputs to estimate the stand-alone selling price.

For the contract with a warranty, the Group analyses the nature of the warranty provided, if the warranty provides the customer with a distinct service in addition to the assurance that the product complies with agreed-upon specifications, the Group recognises for the promised warranty as a performance obligation. Otherwise, the Group accounts for the warranty in accordance with the requirements of CAS No.13 – Contingencies.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

132    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

21	Revenue recognition (continued)

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the customer can control the asset created or enhanced during the Group’s performance; or

•	the Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

•	the Group has a present right to payment for the goods or services;

•	the Group has transferred physical possession of the goods to the customer;

•	the Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

•	the customer has accepted the goods or services.

The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognises revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognises revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion.

2021 Interim Report    133

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

21	Revenue recognition (continued)

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (see Note III.9(6)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

(1)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognises revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract.

The Group provides discounts based on the sales amount, and recognises revenue based on the contract value exclude expected discounts.

(2)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of shipping time incurred to date to the estimated total shipping time.

(3)	Interest income

Interest income is calculated by the time of lending money and the actual interest rate.

134    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

22	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g. an incremental sales commission). The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

•

the costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

•	remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

•	the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

2021 Interim Report    135

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

23	Employee benefits

(1)	Short-term employee benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or accrued at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Employee benefits which are non-monetary benefits are measured at fair value.

(2)	Post employment benefits defined contribution plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance plan in the social insurance system established and managed by government organisations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. Basic pension insurance contributions payable are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(3)	Termination benefits

When the Group terminates the employment with employees before the employment contracts expire, or provides compensation under an offer to encourage employees to accept voluntary redundancy, a provision is recognised with a corresponding expense in profit or loss at the earlier of the following dates:

•	When the Group cannot unilaterally withdraw the offer of termination benefits because of an employee termination plan or a curtailment proposal;

•

When the Group has a formal detailed restructuring plan involving the payment of termination benefits and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Termination benefits expected to be paid in one year are listed as current liabilities.

136    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

24	Government grants

Government grants are non reciprocal transfers of monetary or non monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, are not regarded as government grants.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is offset against the carrying amount of the related asset or recognised as deferred income and amortised over the useful life of the related asset on a reasonable and systematic manner as other income or non-operating income. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised as deferred income, and included in other income or non operating income offset against related expense in the periods in which the expenses or losses are recognised. Or included in other income or non-operating income offset against the related expenses directly. The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

2021 Interim Report    137

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

25	Specific reserve

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The Group recognises a safety fund in the specific reserve pursuant to relevant government regulations, with a corresponding increase in the costs of the related products or expenses.

When the safety fund is subsequently used for revenue expenditure, the specific reserve is reduced accordingly. On utilisation of the safety fund for fixed assets, the specific reserve is reduced as the fixed assets are recognised, which is the time when the related assets are ready for their intended use; in such cases, an amount that corresponds to the reduction in the specific reserve is recognised in accumulated depreciation with respect to the related fixed assets. As a consequence, such fixed assets are not depreciated in subsequent periods.

26	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to a business combination or items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset only if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carried forward to subsequent periods. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

138    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

26	Income tax (continued)

Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss). Deferred tax is not recognised for taxable temporary differences arising from the initial recognition of goodwill.

At the balance sheet date, deferred tax is measured based on the tax consequences that would follow from the expected manner of recovery or settlement of the carrying amounts of the assets and liabilities, using tax rates enacted at the balance sheet date that are expected to be applied in the period when the asset is recovered or the liability is settled.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date, and is reduced to the extent that it is no longer probable that the related tax benefits will be utilised. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

At the balance sheet date, deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legally enforceable right to offset current tax liabilities and current tax assets;

•	they relate to income taxes levied by the same tax authority on either:

•	the same taxable entity; or

•

different taxable entities which intend either to settle the current tax liabilities and current tax assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered.

2021 Interim Report    139

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

27	Leases

A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•

the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

•	the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

•	the lessee has the right to direct the use of the asset.

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. However, for the leases of land and buildings in which it is a lessee, the Group has elected not to separate lease components from non-lease components and account for the lease and non-lease components as a single lease component. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note III.21.

140    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

27	Leases (continued)

(1)	As a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note III.18.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Group will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liability due within one year. Discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

•	there is a change in the amounts expected to be payable under a residual value guarantee;

2021 Interim Report    141

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

27	Leases (continued)

(1)	As a lessee (continued)

•	there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

•	there is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

(2)	As a lessor

All lease contracts where the Group is a lessor are operating leases.

Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

142    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

28	Assets held for sale and discontinued operations

(1)	Assets held for sale

The Group classified a non-current asset or disposal group as held for sale when the carrying amount of a non-current asset or disposal group will be recovered through a sale transaction rather than through continuing use.

A disposal group refers to a group of assets to be disposed of, by sale or otherwise, together as a whole in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.

A non-current asset or disposal group is classified as held for sale when all the following criteria are met:

•

According to the customary practices of selling such asset or disposal group in similar transactions, the non-current asset or disposal group must be available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups;

•	Its sale is highly probable, that is, the Group has made a resolution on a sale plan and has obtained a firm purchase commitment. The sale is to be completed within one year.

Non-current assets or disposal groups held for sale are stated at the lower of carrying amount and fair value (see Note III.19) less costs to sell (except financial assets (see note III.9), deferred tax assets (see note III.26) and investment properties with subsequent measurement using the cost model (see Note III.12)) initially and subsequently. Any excess of the carrying amount over the fair value (see Note III.19) less costs to sell is recognised as an impairment loss in profit or loss.

The assets and liabilities in the non-current assets and disposal group held for sale are classified as current assets and current liabilities and are separately listed in the balance sheet.

2021 Interim Report    143

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

28	Assets held for sale and discontinued operations (continued)

(2)	Discontinued operations

The Group classifies a separate component as a discontinued operation either upon disposal of the operation or when the operation meets the criteria to be classified as held for sale if it is separately identifiable and satisfies one of the following conditions

•	It represents a separate major line of business or a separate geographical area of operations;

•	It is part of a single co-ordinated plan to dispose of a separate major line of business or a separate geographical area of operations;

•	It is a subsidiary acquired exclusively with a view to resale.

Where an operation is classified as discontinued in the current period, profit or loss from continuing operations and profit or loss from discontinued operations are separately presented in the income statement for the current period. Profit or loss from continuing operation in the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative year.

144    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

29	Hedge accounting

Hedge accounting is a method which recognises in profit or loss (or other comprehensive income) the gain or loss on the hedging instrument and the hedged item in the same accounting period(s) to represent the effect of risk management.

Hedged items are items that expose the Group to risks of changes in fair value or cash flows and that are designated as being hedged and can be reliably measured. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated financial instrument whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The Group assesses at the inception of a hedging relationship, and on an ongoing basis, whether the hedging relationship meets the hedge effectiveness requirements. A hedging relationship is regarded as having met the hedge effectiveness requirements if all of the following conditions are satisfied:

•	There is an economic relationship between the hedged item and the hedging instrument.

•	The effect of credit risk does not dominate the value changes that result from the economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

When a hedging relationship no longer meets the hedge effectiveness requirements due to the hedge ratio, but the risk management objective of the designated hedging relationship remains unchanged, the Group rebalances the hedging relationship. Rebalancing refers to the adjustments made to the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship for the purpose of maintaining a hedge ratio that complies with the hedge effectiveness requirements.

2021 Interim Report    145

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

29	Hedge accounting (continued)

The Group discontinues applying hedge accounting in any of the following circumstances:

•	The hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting.

•	The hedging instrument expires or is sold, terminated or exercised.

•

There is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship.

•	The hedging relationship no longer meets other criteria for applying hedge accounting.

(1)	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income as a cash flow hedge reserve. The amount of the cash flow hedge reserve is adjusted to the lower of the following (in absolute amounts):

•	the cumulative gain or loss on the hedging instrument from inception of the hedge;

•	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The change in the amount of the cash flow hedge reserve is recognised in other comprehensive income in each period.

The portion of the gain or loss on the hedging instrument that is determined to be ineffectiveness is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Group removes that amount from the cash flow hedge reserve and includes it in the initial cost or other carrying amount of the asset or liability. This is not a reclassification adjustment and will not affect other comprehensive income.

146    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

29	Hedge accounting (continued)

(1)	Cash flow hedges (continued)

For cash flow hedges other than those covered above, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When the Group discontinues hedge accounting for a cash flow hedge, the amount of the accumulated cash flow hedge reserve recognised in other comprehensive income is accounted for as follows:

•	If the hedged future cash flows are still expected to occur, that amount will remain in the cash flow hedge reserve and be accounted for in accordance with the above policy.

•	If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

30	Profit distributions

Dividends or profit distributions proposed in the profit appropriation plan, which will be approved after the balance sheet date, are not recognised as a liability at the balance sheet date but are disclosed in the notes separately.

31	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

2021 Interim Report    147

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

32	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system after taking the materiality principle into account. An operating segment is a component of the Group that satisfies all of the following conditions:

•	the component is able to earn revenues and incur expenses from its ordinary activities

•	whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and

•

for which the information on financial position, operating results and cash flows is available to the Group. Two or more operating segments may be aggregated into a single operating segment if the segments have the similar economic characteristics and are same or similar in respect of the nature of each segment’s products and services, the nature of production processes, the types or classes of customers for the products and services, the methods used to distribute the products or provide the services, and the nature of the regulatory environment.

Inter-segment revenues are measured on the basis of the actual transaction prices for such transactions for segment reporting. Segment accounting policies are consistent with those for the consolidated financial statements.

148    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33	Significant accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates as well as underlying assumptions and uncertainties involved are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

(1)	Significant accounting estimates

(a)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(b)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognised as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset groups’) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

2021 Interim Report    149

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33	Significant accounting estimates and judgements (continued)

(1)	Significant accounting estimates (continued)

(c)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(2)	Significant accounting judgements

(a)	Classification of financial assets

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the group evaluates whether the contract cash flow of financial assets is consistent with the basic lending arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract?

150    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

33	Significant accounting estimates and judgements (continued)

(2)	Significant accounting judgements (continued)

(b)	Judgment of significant increase in credit risk

The main criteria for the Group to judge the significant increase in credit risk are the number of overdue days over 30, or the significant change in one or more of the following indicators: the operating environment of the debtor, internal and external credit rating, significant change in actual or expected operating results, the value of the collateral or the significant decline in the credit rating of the guarantor, etc.

The Group’s main criteria for judging whether credit impairment has occurred are that the overdue days exceed 90 days (i.e. default has occurred), or one or more of the following conditions are met: the debtor has major financial difficulties, other debt restructuring or is likely to go bankrupt, etc.

2021 Interim Report    151

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III.	Summary of significant accounting policies and accounting estimates (continued)

34	Changes in significant accounting policies and accounting estimates

(1)	Description and reasons of changes in accounting policies

The following accounting standards take effect for annual periods beginning on or after 1 January 2021 and are relevant to the Group:

•	CAS Bulletin No.14 (Caikuai [2021] No.1)

•	The Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2021] No.9)

(a)	CAS Bulletin No.14

CAS Bulletin No.14 takes effect on 26 January 2021.

(i)	Public-Private-Partnership (PPP) project

CAS Bulletin No.14 has defined the characteristics and conditions of PPP project contracts and specify the accounting treatment and disclosure requirements of social capital parties. The content of “V. How should enterprises deal with their participation in public infrastructure construction by means of build-operate-transfer (BOT)” in the CAS Bulletin No.2 (Caikuai [2008] No.11) shall be abolished at the same time.

The adoption of above standard does not have any significant effect on the financial position or financial performance of the Group.

(ii)	Benchmark interest rate reform

CAS Bulletin No.14 has stipulated the relevant accounting treatment and disclosure requirements for the modification of financial instruments and lease liabilities caused by the reform of benchmark interest rate.

The adoption of above standard does not have any significant effect on the financial position or financial performance of the Group.

(b)	Caikuai [2021] No.9

Caikuai [2020] No.10 has provided a practical expedient under certain conditions for rent concessions occurring as a direct consequence of the Covid-19 pandemic. In accordance with the stipulation of Caikuai [2021] No.9, the rent concession period is for the lease payments before 30 June 2022.

The adoption of Caikuai [2021] No.9 does not have any significant effect on the financial position or financial performance of the Group.

152    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IV.	Taxation

Main types of taxes and corresponding tax rates:

Tax type	Tax basis	Tax rate
Corporate income tax (a)	Based on taxable profits	25%
Value-added tax (VAT)	Output VAT is calculated on product sales and taxable services revenue. The basis for VAT payable is to deduct input VAT from the output VAT for the period	5%, 6%, 9% and 13%
Consumption tax	Based on taxable revenue	Gasoline:
RMB2,109.76 per ton; Diesel oil:
RMB1,411.20 per ton; Naphtha:
RMB2,105.20 per ton; Fuel oil:
RMB1,218.00 per ton
Urban maintenance and construction tax	Based on VAT and consumption tax paid	1% and 7%

(a)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

2021 Interim Report    153

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements

1.	Cash at bank and on hand

Item	30 June 2021 (unaudited)	31 December 2020
Deposits with banks	3,173,125	7,920,850
Other monetary funds	1	2

Total	3,173,126	7,920,852

Cash and cash equivalents shown in the cash flow statement:

	30 June 2021 (unaudited)	31 December 2020
Deposits with banks	3,173,125	7,920,850
Less: time deposits (a)	(1,805,710)	(1,004,442)

Ending balance of cash and cash equivalents	1,367,415	6,916,408

(a)

As at 30 June 2021, the time deposit of RMB1,000,000 thousand is a time deposit of three months deposited by the Group with China CITIC Bank Shanghai Branch and RMB800,000 thousand is a time deposit of six months deposited by the Group with Minsheng Bank Shanghai Branch (31 December 2020: China CITIC Bank Shanghai Branch RMB1,000,000 thousand) with annual interest rate of 4.10% and 3.60% respectively. (31 December 2020: 4.10%).

2.	Derivative financial assets and derivative financial liabilities

	30 June 2021 (unaudited)	31 December 2020
Derivative financial assets —
– Commodity swap contracts	80,047	—
Derivative financial Liabilities —
– Commodity swap contracts	11,075	—

As at 30 June 2021, the Group’s derivative financial assets and derivative financial liabilities are mainly commodity swap contracts. (31 December 2020: Nil)

154    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

3.	Financial assets held for trading

	30 June 2021 (unaudited)	31 December 2020
Structured deposits	3,973,343	—

As at 30 June 2021, financial assets held for trading are the Group’s structured deposits with a maturity of three or six months. It is agreed in the contract that the guaranteed principal and income are linked to the exchange rate of US dollar against Japanese yen, the exchange rate of euro against US dollar.

4.	Accounts receivable

(1)	Accounts receivable by customer type are as follows:

	30 June 2021 (unaudited)	31 December 2020
Amounts due from related parties (Note VIII.6)	1,786,767	1,032,341
Amounts due from third parties	74,820	113,797

Sub-total	1,861,587	1,146,138
Less: Provision for bad and doubtful debts	(634)	(634)

Total	1,860,953	1,145,504

(2)	The ageing analysis of accounts receivable is as follows:

	30 June 2021 (unaudited)	31 December 2020
Within 1 year (inclusive)	1,859,473	1,144,024
Over 1 year but within 2 years (inclusive)	2,114	2,114

Total	1,861,587	1,146,138

The ageing is counted starting from the date when accounts receivables are recognised.

2021 Interim Report    155

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

4.	Accounts receivable (continued)

(3)	Accounts receivable by provisioning method

	30 June 2021					30 June 2020
				Provision for bad and					Provision for bad and
		Book value		doubtful debts			Book value		doubtful debts
		Percentage		Percentage	Carrying		Percentage		Percentage	Carrying
Category	Amount	(%)	Amount	(%)	amount	Amount	(%)	Amount	(%)	amount
Individual assessment	—	—	—	—	—	—	—	—	—	—
Collective assessment	1,861,587	100	634	0.03	1,860,953	1,146,138	100	634	0.06	1,145,504

Total	1,861,587	100	634	0.03	1,860,953	1,146,138	100	634	0.06	1,145,504

(i)	As at 30 June 2021, the Group has no accounts receivable of single provision for bad debts (as at 31 December 2020: Nil).

(ii)	Criteria for collective assessment for the six months ended 30 June 2021 and details:

According to the historical experience of the Group, there are no significant differences in the losses of different customer groups. Therefore, different customer groups are not further distinguished when calculating impairment loss based on the overdue information.

(iii)	Assessment of ECLs on accounts receivable:

At all times the Group measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

156    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

4.	Accounts receivable (continued)

(4)	Movements of provisions for bad and doubtful debts:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Balance at the beginning	634	—
Additions during the year	—	—
Recoveries or reversals during the year	—	—

Balance at the end	634	—

(5)	Five largest accounts receivable by debtor at the end of the period

			Percent of
	Amount	Provision	total amount
Total amount of five largest accounts receivable by debtor of the Group	1,725,724	—	93%

(6)	Derecognition of accounts receivable due to transfer of financial assets

(i)	For the six months ended 30 June 2021, the Group has no accounts receivable derecognised due to transfer of financial assets.

(ii)

For the six months ended 30 June 2021, the Group has no accounts receivable that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period. (For the six months ended 30 June 2020: Nil).

(iii)	For the six months ended 30 June 2021, the Group has not written off significant accounts receivable. (For the six months ended 30 June 2020: Nil)

(iv)	At 30 June 2021, the Group has no pledged accounts receivable. (31 December 2020: Nil)

2021 Interim Report    157

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Receivables under financing

		30 June 2021
	Note	(unaudited)	31 December 2020
Bills receivable	(1)	707,937	893,187
Accounts receivable	(2)	535,239	323,927

Total		1,243,176	1,217,114

(1)	Bills receivable

(i)	Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes.

The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2021, the Group classified RMB707,937 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2020: RMB893,187 thousand).

(ii)

The Group has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2021 and 31 December 2020, the Group considers that no bank acceptance notes have significant credit risk and will not suffer significant loss due to the violation of banks.

(iii)	As at 30 June 2021, the Group had no pledged bank acceptance notes (31 December 2020: Nil).

(iv)	As at 30 June 2021, unmatured bills receivable that have been endorsed or discounted by the Group is as follows:

	Derecognised	Not derecognised
Bank acceptance notes	455,489	—

As at 30 June 2021, the Group endorsed and discounted the undue bills receivable of RMB455,489 thousand (31 December 2020: RMB625,343 thousand). As the management considered that the risks and rewards of ownership of such unmatured bills had been substantially transferred, the Group terminated the recognition of such bills receivable, accounts payable to suppliers and short-term loans as a whole. The group’s continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum possible loss of the group’s continued involvement is that the amount of outstanding bills receivable endorsed to the supplier is RMB455,489 thousand (31 December 2020: RMB625,343 thousand). The term of the outstanding bills receivable is within one year.

158    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

5.	Receivables under financing (continued)

(2)	Accounts receivable

(i)

The Group’s subsidiaries Shanghai Jinshan Trading Corporation Limited (“JMGJ”) and Shanghai Jinmao International Trading Corporation Limited (“Jinmao International”) derecognised part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2021, the Group classified RMB535,239 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2020, RMB323,927 thousand).

(ii)	The analysis of accounts receivable terminated due to the transfer of financial assets is as follows:

For the six months ended 30 June 2021, the Group’s subsidiaries JMGJ derecognised RMB21,277 thousand-yuan accounts receivable due to the non-recourse forfaiting.

2021 Interim Report    159

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

6.	Prepayments

(1)	Prepayments by category:

	30 June 2021 (unaudited)	31 December 2020
Amounts advance to related parties (Note VIII.6)	6,373	26,777
Amounts advance to third parties	12,224	6,964

Total	18,597	33,741

(2)	The ageing analysis of prepayments is as follows:

	30 June 2021 (unaudited)		31 December 2020
	Amount	Percentage	Amount	Percentage
Within 1 year (inclusive)	18,597	100%	33,741	100%

The ageing is counted starting from the date when prepayments are recognised.

(3)	As at 30 June 2021, the total amount of the top five prepayments to suppliers are summarised as follows:

		Percentage of
		total advances to
	Amount	suppliers
Total amount of the top five prepayments to suppliers	15,147	81%

160    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

7.	Other receivables

	Note	30 June 2021 (unaudited)	31 December 2020
Dividends receivable	(1)	686,566	—
Others	(2)	36,482	41,299

Total		723,048	41,299

(1)	Dividends receivable

(a)	Dividends receivable by category:

Item (or investee)	30 June 2021 (unaudited)	31 December 2020
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	634,341	—
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	52,225	—

Total	686,566	—

(2)	Others

(a)	Others by customer type:

Customer type	30 June 2021 (unaudited)	31 December 2020
Amounts due from related parties (Note VIII.6)	11,518	23,198
Amounts due from third parties	25,103	18,240
Sub-total	36,621	41,438
Less: Provision for bad and doubtful debts	(139)	(139)

Total	36,482	41,299

2021 Interim Report    161

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

7.	Other receivables (continued)

(2)	Others (continued)

(b)	The ageing analysis is as follows:

	30 June 2021 (unaudited)	31 December 2020
Within 1 year (inclusive)	36,482	41,299
Over 1 year but within 2 years (inclusive)	—	—
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	139	139

Total	36,621	41,438

The ageing is counted starting from the date when other receivables are recognised.

(c)	Others by provisioning method:

	30 June 2021 (unaudited)					31 December 2020
				Provision for bad and					Provision for bad and doubtful
		Book value		doubtful debts			Book value		debts
		Percentage		Percentage	Carrying		Percentage		Percentage	Carrying
Category	Amount	(%)	Amount	(%)	amount	Amount	(%)	Amount	(%)	amount
Individual assessment	—	—	—	—	—	—	—	—	—	—
Collective assessment	36,621	100	(139)	0.4	36,482	41,438	100	(139)	0.3	41,299

Total	36,621	100	(139)	0.4	36,482	41,438	100	(139)	0.3	41,299

162    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

7.	Other receivables (continued)

(2)	Others (continued)

(d)	Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3
	12-month ECL (individual)		12-month ECL (collective)			Lifetime ECL – Credit impaired
		Provision		Provision			Provision
		for bad and		for bad and			for bad and
		doubtful		doubtful			doubtful
	Book value	debts	Book value	debts	Sub-total	Book value	debts	Total
Balance at 31 December 2020	41,299	—	—	—	—	139	(139)	(139)
Additions during the period	—	—	—	—	—	—	—	—
Recoveries or reversals during the period	—	—	—	—	—	—	—	—

Balance at 30 June 2021(unaudited)	36,482	—	—	—	—	139	(139)	(139)

As at 30 June 2021 and 31 December 2020, the Group has no other receivables under Stage 2.

(i)

For the six months ended 30 June 2021, the Group has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period. (For the six months ended 30 June 2020: Nil)

(ii)	For the six months ended 30 June 2021, the Group has not written off significant other receivables. (For the six months ended 30 June 2020: Nil).

(e)	Others categorised by nature

Nature of other receivables	30 June 2021 (unaudited)	31 December 2020
Export tax rebate	11,713	10,348
Amounts due from related parties	11,518	23,198
Rent receivable	3,646	1,330
Water, electricity and gas charges receivable	147	1,437
Others	9,597	5,125
Sub-total	36,621	41,438
Less: Provision for bad and doubtful debts	(139)	(139)

Total	36,482	41,299

2021 Interim Report    163

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

7.	Other receivables (continued)

(2)	Others (continued)

(f)	Five largest others-by debtors as at 30 June 2021

	Nature of the receivable	Balance at the end of the year	Ageing	Percentage of ending balance of others (%)	Ending balance of provision for bad and doubtful debts
State Administration of Taxation, Shanghai Jinshan	Export tax rebate	11,713	Within 1 year (inclusive)	32%	—
BOC-SPC Gases Company Limited (“BOC”)	Current account	7,726	Within 1 year (inclusive)	21%	—
Shanghai Yufan logistics Co., Ltd.	Current account	3,228	Within 1 year (inclusive)	9%	—
Shanghai Secco	Current account	3,061	Within 1 year (inclusive)	8%	—
Shanghai Shanghe Industrial Co., Ltd.	Current account	912	Within 1 year (inclusive)	2%	—

Total		26,640		72%	—

164    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

8.	Inventories

(1)	Inventories by categories are as follows:

	30 June 2021 (unaudited)			31 December 2020
		Provision for			Provision for
		impairment of	Carrying		impairment of	Carrying
	Book value	inventories	amount	Book value	inventories	amount
Raw materials	5,397,298	—	5,397,298	2,569,136	—	2,569,136
Work in progress	1,236,536	(87,308)	1,149,228	696,227	(122,081)	574,146
Finished goods	753,380	(42,920)	710,460	591,485	(46,652)	544,833
Spare parts and consumables	253,731	(58,462)	195,269	260,431	(59,800)	200,631

Total	7,640,945	(188,690)	7,452,255	4,117,279	(228,533)	3,888,746

The group has no inventory for guarantee as at 30 June 2021 (31 December 2020: Nil)

(2)	Provision for impairment of inventories is analysed as follows:

	31 December 2020	Increases	Decreases	30 June 2021 (unaudited)
Work in progress	122,081	45,275	(80,048)	87,308
Finished goods	46,652	18,015	(21,747)	42,920
Spare parts and consumables	59,800	—	(1,338)	58,462

Total	228,533	63,290	(103,133)	188,690

2021 Interim Report    165

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

8.	Inventories (continued)

(3)	Provision for impairment of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off (unaudited)
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Not applicable
Work in progress	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Sold in current period
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current period
Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Not applicable

9.	Other current assets

	30 June 2021 (unaudited)	31 December 2020
Time deposits (a)	—	3,044,999
VAT deductible	115,871	9,084
Others	86,982	3,504

Total	202,853	3,057,587

(a)

As at 30 December 2020, the Group’s six-month fixed deposit at Shanghai Jinshan Branch of China Minsheng Bank is RMB1,500,000 thousand, and the one-year fixed deposit at Shanghai Jinshan Branch of China Guangfa bank is RMB1,500,000 thousands, with an annual interest rate range of 3.15% to 3.60%. Time deposits have been settled before 30 June 2021.

166    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

10.	Long-term equity investments

	Note	30 June 2021 (unaudited)	31 December 2020
Joint Ventures	(1)	227,031	241,674
Associates	(2)	5,112,443	5,256,160

Sub-total		5,339,474	5,497,834
Less: provision for impairment		—	—
– Joint Ventures		—	—
– Associates		—	—

Total		5,339,474	5,497,834

(1)	Joint Ventures

		Current period movement
	31 December 2020	Additional/ negative investment	Net profit adjusted by equity method	Cash dividends declared in current period	Impairment provision	30 June 2021 (unaudited)	Impairment provision
Joint ventures of subsidiaries
Shanghai Petrochemical Equipment Inspection and Testing Co., Ltd. (“Inspection and Testing company”)	9,352	—	813	—	—	10,165	—
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	48,648	—	524	(800)	—	48,372	—
Linde-SPC Gases Company Limited (“Linde Gases Company”), formerly known as “BOC-SPC Gases Company Limited”)	183,674	—	19,864	(35,044)	—	168,494	—

Total	241,674	—	21,201	(35,844)	—	227,031	—

Interests in joint ventures, refer to Note VI.2.

2021 Interim Report    167

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

10.	Long-term equity investments (continued)

(2)	Associates

		Current period movement
	31 December 2020	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current period	Impairment provision	Change in other equity	Others	30 June 2021 (unaudited)	Impairment provision
Associates of the Company
Shanghai Secco	2,731,547	—	465,573	(634,341)	—	—	—	2,562,779	—
Chemical Industry	2,017,791	—	73,960	(52,225)	—	702	—	2,040,228	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	51,244	—	(3,322)	—	—	—	—	47,922	—
Shanghai Azbil Automation Company Limited (“Azbil”)	63,083	–	13,990	(19,200)	–	—	—	57,873	—
Shanghai Shidian Energy Company Limited (“Shidian Energy”)	317,401	—	6,447	—	—	—	—	323,848	—
Others	75,094	—	4,699	—	—	—	—	79,793	—

Total	5,256,160	—	561,347	(705,766)	—	702	—	5,112,443	—

Interests in associates, refer to Note VI.2.

168    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

11.	Investment properties

Buildings
Cost
31 December 2020	627,488
Additions during the period
– Transfer from fixed assets (Note V.12)	90
Decrease during the period
– Transfer out to fixed assets (Note V.12)	(1,164)
30 June 2021 (unaudited)	626,414

Accumulated depreciation
31 December 2020	259,902
Additions during the period
– Charge for current period	7,663
– Transfer from fixed assets (Note V.12)	87
Decrease during the period
– Transfer out to fixed assets (Note V.12)	(1,088)
30 June 2021 (unaudited)	266,564

Carrying amount
30 June 2021 (unaudited)	359,850
31 December 2020	367,586

For the six months ended 30 June 2021, the depreciation amount of investment properties is RMB7,663 thousand without provision for impairment (for the six months ended 30 June 2020, depreciation amount is RMB7,518 thousand without provision for impairment) (for the six months ended 30 June 2020: Nil).

2021 Interim Report    169

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

12.	Fixed assets

(1)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2020	3,483,188	43,150,536	1,958,290	48,592,014
Reclassification in current period	267,662	(275,880)	8,218	—
Increase in current period
– Purchase	—	9,892	9,202	19,094
– Transfer from CIP (Note V.13)	81,283	557,414	48,860	687,557
– Transfer from investment properties	1,164	—	—	1,164
Decrease in current period
– Disposal	(3,981)	(367,723)	(45,395)	(417,099)
– Transfer to investment properties	(83)	(7)	—	(90)
30 June 2021 (unaudited)	3,829,233	43,074,232	1,979,175	48,882,640

Accumulated depreciation
31 December 2020	2,397,124	32,092,695	1,457,908	35,947,727
Reclassification in current period	214,041	(216,706)	2,665	—
Increase in current period
– Charge for current period	43,648	702,843	54,710	801,201
– Transfer from investment properties	1,088	—	—	1,088
Decrease in current period
– Disposal	(2,957)	(313,271)	(39,865)	(356,093)
– Transfer to investment properties	(80)	(7)	—	(87)
30 June 2021 (unaudited)	2,652,864	32,265,554	1,475,418	36,393,836

Provision for impairment
31 December 2020	53,792	848,781	8,649	911,222
Reclassification in current period	26,133	(26,270)	137	—
Increase in current period
– Charge for current period	793	16,005	5	16,803
Decrease in current period
– Disposals during current period	—	(35,611)	—	(35,611)
30 June 2021 (unaudited)	80,718	802,905	8,791	892,414

Carrying amount
30 June 2021 (unaudited)	1,095,651	10,005,773	494,966	11,596,390

31 December 2020	1,032,272	10,209,060	491,733	11,733,065

170    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

12.	Fixed assets (continued)

(1)	Fixed assets (continued)

For the six months ended 30 June 2021, the Group recognised an impairment provision of RMB16,803 thousand for temporarily idle production facilities (for the six months ended 30 June 2020: Nil).

As at 30 June 2021 and 31 December 2020 the Group had no pledged fixed assets.

For the six months ended 30 June 2021, amount of RMB687,557 thousand was transferred from construction in progress to fixed assets. (for the six months ended 30 June 2020: RMB1,040,618 thousand).

(2)

As at 30 June 2021, the cost of temporarily idle fixed assets was RMB480,256 thousand, the accumulated depreciation was RMB410,540 thousand, related impairment provision was RMB54,962 thousand and the carrying amount of these assets was RMB14,754 thousand (31 December 2020: the cost of temporarily idle fixed assets was RMB491,591 thousand, accumulated depreciation was RMB420,468 thousand, related impairment provision was RMB54,962 thousand, and the carrying amount of these assets was RMB16,161 thousand, respectively).

(3)	As at 30 June 2021, the carrying amount of fixed assets leased out under operating leases was RMB56,479 thousand (31 December 2020: RMB57,218 thousand).

(4)	As at 30 June 2021 and 31 December 2020, the Group had no fixed assets pending certificates of ownership

13.	Construction in progress

(1)	Construction in progress

	30 June 2021 (unaudited)			31 December 2020
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	2,220,879	(24,486)	2,196,393	1,734,610	(24,486)	1,710,124

2021 Interim Report    171

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

13.	Construction in progress (continued)

(2)	The movement of the Group’s major construction in progress is listed as follows:

	Budget	31 December 2020	Increase during the period	Transfer to fixed assets (Note V.12)	Disposal during the period	30 June 2021 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalised interest	Capitalised interest in current period	Interest rate for capitalisation in current period	Sources of funding
24000 T/A precursor fiber and 12000 T/a 48K large tow carbon fiber project	3,489,638	280,000	296,709	—	—	576,709	16.53%	16.53%	3,543	3,314	2.73%	own funds and borrowings
100,000 tons/year EVA production equipment	1,131,520	257,853	—	—	—	257,853	22.79%	22.79%	1,081	—	—	own funds and borrowings
PAN carbon fiber project	847,794	145,256	—	(145,256)	—	—	91.93%	91.93%	5,475	—	—	own funds and borrowings
Shanghai Petrochemical third circuit 220KV power supply line project	507,120	124,487	—	—	—	124,487	24.55%	24.55%	—	—	—	own funds
Emergency cut-off function renovation project of tank area of storage department	76,776	63,351	—	—	—	63,351	82.52%	82.52%	—	—	—	own funds
Rectification project of hidden danger in central control room of olefin Department	99,940	49,997	21,998	(71,995)	—	—	72.04%	75.00%	—	—	—	own funds
2# 3# aromatics joint unit energy saving renovation	954,240	29,940	—	—	—	29,940	3.14%	3.14%	—	—	—	own funds
Spinning process optimization project of Jinyang plant	54,184	25,268	522	—	—	25,790	93.74%	93.74%	—	—	—	own funds
Management project of hidden danger of seawall safety	256,118	22,000	29,158	—	—	51,158	19.97%	19.97%	291	274	2.73%	own funds and borrowings
2# delayed coking device is safe and environment friendly sealed coke removal transportation and waste gas treatment	85,474	20,000	38,794	(58,794)	—	—	68.79%	75.00%	—	—	—	own funds
Optimization and reconstruction project of domestic water pipe network	35,320	17,998	7,242	—	—	25,240	71.46%	71.46%	—	—	—	own funds
Centralized control relocation and reconstruction project of No.5 and No.6 units of thermal power department	37,930	12,971	11,422	—	—	24,393	64.31%	64.31%	—	—	—	own funds
Energy saving transformation of three GK-VI cracking furnaces in the old area of 2# olefin unit	92,255	—	61,417	—	—	61,417	66.57%	66.57%	—	—	—	own funds
Optimization project of turbine control system of olefin Department	76,320	4,000	38,520	—	—	42,520	55.71%	55.71%	—	—	—	own funds
Other projects	—	681,489	668,044	(411,512)	—	938,021	—	—	—	—	—	own funds

Sub-total		1,734,610	1,173,826	(687,557)	—	2,220,879

Less: Provision for impairment		(24,486)	—	—	—	(24,486)

Total		1,710,124	1,173,826	(687,557)	—	2,196,393				3,588

172    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

13.	Construction in progress (continued)

(2)	The movement of the Group’s major construction in progress is listed as follows:

For the six months ended 30 June 2021, the capitalised interest of the Group is RMB3,588 thousand (for the six months ended 30 June 2020, RMB7,154 thousand).

As at 30 June 2021, the balance of the impairment provision for the Group’s construction in progress was for the long-term suspended energy saving transformation of No. 2 and No. 3 aromatics combined plant with the amount of RMB24,486 thousand (As at 31 December 2020: RMB24,486 thousand).

14.	Right-of-use assets

			Vehicles
		Plant and	and other
	Buildings	machinery	equipment	Total
Cost
31 December 2020	36,126	1,267	1,886	39,279
Increase in current period	7,664	145	953	8,762
Decrease in current period	(6,814)	(105)	(228)	(7,147)
30 June 2021 (unaudited)	36,976	1,307	2,611	40,894

Accumulated depreciation
31 December 2020	24,905	388	993	26,286
Increase in current period	7,813	206	593	8,612
Decrease in current period	(6,812)	(105)	(228)	(7,145)
30 June 2021 (unaudited)	25,906	489	1,358	27,753

Carrying amount
30 June 2021 (unaudited)	11,070	818	1,253	13,141
31 December 2020	11,221	879	893	12,993

2021 Interim Report    173

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

15.	Intangible assets

		Other intangible
	Land use rights	assets	Total
Cost
31 December 2020	785,567	100,193	885,760
Increase in current period
– Purchase	—	—	—
Disposal in current period	—	—	—
30 June 2021 (unaudited)	785,567	100,193	885,760

Accumulated amortization
31 December 2020	387,759	85,425	473,184
Charge for current period	8,522	1,462	9,984
Disposal in current period	—	—	—
30 June 2021 (unaudited)	396,281	86,887	483,168

Carrying amount
30 June 2021 (unaudited)	389,286	13,306	402,592

31 December 2020	397,808	14,768	412,576

For the six months ended 30 June 2021, amortization expenses of intangible assets amounted to RMB9,984 thousand (for the six months ended 30 June 2020: RMB8,862 thousand).

As at 30 June 2021, the Group had no land-use right without property right certificate.

16.	Long-term deferred expenses

	31 December 2020	Increase	Amortisation	30 June 2021 (unaudited)
Catalysts	402,304	499,709	(110,828)	791,185
Lease holding improvements	6,769	—	(555)	6,214
Others	1,118	—	(153)	965

Total	410,191	499,709	(111,536)	798,364

174    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

17.	Deferred tax assets and deferred tax liabilities

(1)	Deferred tax assets before offsetting

	30 June 2021 (unaudited)		31 December 2020
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory	189,463	47,366	229,306	57,326
Provision for impairment of fixed assets	862,445	215,611	881,253	220,313
Provision for impairment of construction in progress	24,486	6,122	24,486	6,122
Accrued expenses	488,452	122,113	488,452	122,113
Deductible loss	30,877	7,719	351,197	87,799
Other deferred tax assets	31,094	7,774	35,494	8,873

Total	1,626,817	406,705	2,010,188	502,546

(2)	Deferred tax liabilities before offsetting

	30 June 2021 (unaudited)		31 December 2020
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalised interest	(6,593)	(1,648)	(8,174)	(2,043)
Changes in fair values	(23,343)	(5,836)	—	—
Difference in fixed asset depreciation and intangible asset amortisation	(1,227,725)	(306,932)	(1,134,957)	(283,739)
Cash flow hedges	(68,972)	(17,243)	—	—

Total	(1,326,633)	(331,659)	(1,143,131)	(285,782)

2021 Interim Report    175

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

17.	Deferred tax assets and deferred tax liabilities (continued)

(3)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2021 (unaudited)	31 December 2020
Deductible temporary differences	29,969	29,969
Deductible losses	84,238	72,699

Total	114,207	102,668

In accordance with the accounting policy set out in note III.26, it is unlikely that some of the Group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the deductible temporary differences and deductible losses. Therefore, the Group has not recognised deferred income tax assets for the deductible temporary differences and deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2022 and 2026.

(i)	The breakdown of deductible losses is as follows:

	30 June 2021 (unaudited)	31 December 2020
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	44,336	39,656
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	20,345	21,758
Zhejiang Jinlian Petrochemical Storage and Transportation Co. LTD (“Jinlian”)	19,557	11,285

Total	84,238	72,699

176    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

17.	Deferred tax assets and deferred tax liabilities (continued)

(4)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2021 (unaudited)	31 December 2020
2022	11,274	12,687
2023	10,415	10,415
2024	38,312	38,312
2025	11,285	11,285
2026	12,952	—

Total	84,238	72,699

(5)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2021 (unaudited)		31 December 2020
	Offsetting		Offsetting
	amount of		amount of
	deferred tax		deferred tax
	assets and		assets and
	deferred tax	Deferred tax	deferred tax	Deferred tax
	liabilities	assets – net	liabilities	assets – net
Deferred tax assets	(296,908)	109,797	(250,425)	252,121
Deferred tax liabilities	296,908	(34,751)	250,425	(35,357)

18.	Other non-current assets

	30 June 2021 (unaudited)	31 December 2020
Three-year time deposit	7,281,393	7,042,840

As at 30 June 2021, other non-current assets of the Group is three-year time deposit with interest rate range from 3.85% to 4.20% per annum (31 December 2020: from 3.85% to 4.20% per annum).

2021 Interim Report    177

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

19.	Provision for assets impairment

			Decrease			30 June
	31 December 2020	Increase	Reverse	Sold	Written off	2021 (unaudited)
Provision for accounts receivable (Note V.4)	634	—	—	—	—	634
Provision for other receivable (Note V.7)	139	—	—	—	—	139
Sub-total	773	—	—	—	—	773

Provision for inventory (Note V.8)	228,533	63,290	—	(103,133)	—	188,690
Provision for fixed assets (Note V.12)	911,222	16,803	—	—	(35,611)	892,414
Provision for CIP (Note V.13)	24,486	—	—	—	—	24,486

Sub-total	1,164,241	80,093	—	(103,133)	(35,611)	1,105,590

Total	1,165,014	80,093	—	(103,133)	(35,611)	1,106,363

20.	Short-term loans

	Currency	30 June 2021 (unaudited)	31 December 2020
Unsecured
– bank loans	RMB	3,540,000	1,548,000

As at 30 June 2021, the interest rate of short-term loans ranged from 2.70% to 3.70% per annum (31 December 2020: from 2.76% to 3.70% per annum).

As at 30 June 2021 and 31 December 2020, there was no short-term loans which are due but have not been repaid.

21.	Bills payable

Item	30 June 2021 (unaudited)	31 December 2020
Bank acceptance notes	446,744	139,360

The bills above are all due within one year.

178    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

22.	Accounts payable

	30 June 2021 (unaudited)	31 December 2020
Amount due to related parties (Note VIII.6)	4,784,369	3,377,497
Amount due to third parties	2,963,547	1,294,138

Total	7,747,916	4,671,635

As at 30 June 2021 and 31 December 2020, there was no individually significant accounts payable aged over one year.

23.	Contract liabilities

	30 June 2021 (unaudited)	31 December 2020
Advance from related parties (Note VIII.6)	2,458	1,117
Advance from third parties	277,442	495,404

Total	279,900	496,521

As at 30 June 2021 and 31 December 2020, there was no individually significant contract liabilities aged over one year.

Contract liabilities primarily relate to the Group’s advances from product sales contracts. The Group receives 100% of the contract consideration as advances when entering into the contract with customers. The revenue related to the contracts will be recognised until the Group satisfies its performance obligation.

Changes in the contract liabilities of the Group are as follows:

For the six months
ended 30 June 2021
(unaudited)
Balance at the beginning of the period	496,521
Revenue recognised that was included in the contract liability balance at the beginning of the period	(496,521)
Increase in current period	279,900

Balance at the end of the period	279,900

2021 Interim Report    179

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

24.	Employee benefits payable

(1)	Employee benefits payable:

	Note	30 June 2021 (unaudited)	31 December 2020
Short-term employee benefits	(2)	489,234	222,831
Post-employment benefits
– defined contribution plans	(3)	22,142	21,675

Total		511,376	244,506

(2)	Short-term employee benefits

	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
Salaries, bonuses, allowances	203,390	991,135	(724,725)	469,800
Staff welfare	3,569	112,944	(112,944)	3,569
Social insurances	15,125	107,757	(107,456)	15,426
Including: Medical insurance	12,395	78,818	(78,471)	12,742
Work injury insurance	1,347	8,269	(8,272)	1,344
Maternity insurance	1,383	8,294	(8,337)	1,340
Supplementary medical insurance	—	12,376	(12,376)	—
Housing funds	—	99,240	(99,240)	—
Termination benefits	—	8,437	(8,437)	—
Labour union fee, staff and workers’ education fee	747	24,424	(24,732)	439
Non-monetary benefits	—	40,627	(40,627)	—
Others	—	19,415	(19,415)	—

Total	222,831	1,403,979	(1,137,576)	489,234

180    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

24.	Employee benefits payable (continued)

(3)	Post-employment benefits- defined contribution plans

	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
Basic pensions	21,017	132,963	(132,509)	21,471
Unemployment insurance	658	4,148	(4,135)	671
Supplemental basic pensions	—	75,021	(75,021)	—

Total	21,675	212,132	(211,665)	22,142

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2021, the Group’s contribution to the above two plans amounted to RMB132,963 thousand and RMB75,021 thousand respectively (For the six months ended 30 June 2020: RMB76,895 thousand and RMB68,093 thousand respectively).

2021 Interim Report    181

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

25.	Taxes payable

	30 June 2021 (unaudited)	31 December 2020
Consumption tax payable	1,225,243	2,784,600
Value-added tax payable	2,112	356,104
Educational surcharge payable	87,613	66,870
Urban maintenance and construction tax payable	122,647	93,471
Corporate income tax payable	5,382	19,425
Land use tax payable	5,189	10,967
Individual income tax payable	1,741	33,771
Others	14,631	20,702

Total	1,464,558	3,385,910

26.	Other payables

	30 June 2021 (unaudited)	31 December 2020
Dividends payable on ordinary shares	1,111,903	29,522
Amounts due to related parties (Note VIII.6)	74,196	165,063
Amounts due to third parties	816,525	1,470,227

Total	2,002,624	1,664,812

(1)	As at 30 June 2021, there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit.

182    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

26.	Other payables (continued)

(2)	Other payables by categories are analysed as follows:

	30 June 2021 (unaudited)	31 December 2020
Oil price risk reserve	—	546,055
Accrued expenses	608,287	518,333
Equipment project	126,798	299,205
Amounts due to related parties (Note VIII.6)	74,196	165,063
Dividends payable on ordinary shares	1,111,903	29,522
Withholding social insurance	15,684	22,559
Sales discount	20,309	17,190
Warranty deposit	3,172	15,357
Deposits	8,775	9,585
Others	33,500	41,943

Total	2,002,624	1,664,812

27.	Non-current liabilities due within one year

	30 June 2021 (unaudited)	31 December 2020
Lease liabilities due within one year (Note V.30)	9,829	9,352

28.	Other current liabilities

Item	30 June 2021 (unaudited)	31 December 2020
Short-term bonds	1,000,801	3,017,811
Output VAT to be transferred	33,870	54,339

Total	1,034,671	3,072,150

2021 Interim Report    183

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

28.	Other current liabilities (continued)

The movements of short-term bonds:

Debenture	Face value	Issuance date	Maturity period	Issuance amount	Issuance rate	Balance at the beginning of the year	Issuance during the year	Interest at face value	Amortisation of discounts or premium	Repayment during the period	Balance at the end of the period
20 Shanghai Petrochemical SCP001	RMB100	20 August 2020	169 days	3,000,000	1.70%	3,017,811	—	5,803	—	3,023,614	—
21 Shanghai Petrochemical SCP001	RMB100	28 April 2021	60 days	2,000,000	2.40%	—	2,000,000	7,890	—	2,007,890	—
21 Shanghai Petrochemical SCP002	RMB100	16 June 2021	60 days	1,000,000	2.25%	—	1,000,000	801	—	—	1,000,801

Total				6,000,000		3,017,811	3,000,000	14,494	—	5,031,504	1,000,801

29.	Long-term loans

	Currency	30 June 2021 (unaudited)	31 December 2020
Unsecured
– Bank loans	RMB	20,000	—

As at 30 June 2021, the interest rate of long-term loans is 3.7% per annum (31 December 2020: Nil).

30.	Lease liabilities

	30 June 2021 (unaudited)	31 December 2020
Lease liabilities	12,039	12,471
Less: Non-current liabilities due within one year (Note V.27)	(9,829)	(9,352)

Total	2,210	3,119

184    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

31.	Deferred income

Item	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)	Cause
Government grants	123,433	—	(5,000)	118,433	related to assets

Liability Items	31 December 2020	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non-operating income	Deduct from non-operating expense	30 June 2021 (unaudited)	Related to assets/income
Investment subsidy for Chemical Industry	110,000	—	—	—	—	—	(5,000)	—	105,000	related to assets
Power units energy saving reconstruction subsidies	5,200	—	—	—	—	—	—	—	5,200	related to assets
Huang Gu Tang pipeline relocation subsidy	4,368	—	—	—	—	—	—	—	4,368	related to assets
Others	3,865	—	—	—	—	—	—	—	3,865	related to assets

Total	123,433	—	—	—	—	—	(5,000)	—	118,433

32.	Share capital

		Increase or decrease in current period
	31 December 2020	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Sub-total	30 June 2021 (unaudited)
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

Total	10,823,814	—	—	—	—	—	10,823,814

2021 Interim Report    185

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

32.	Share capital (continued)

		Increase or decrease in current period
				Transfer
				from capital
	31 December 2019	Issue new share	Stock dividend	surplus to paid-in capital	Other	Sub-total	30 June 2020 (unaudited)
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

Total	10,823,814	—	—	—	—	—	10,823,814

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993 and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

186    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

32.	Share capital (continued)

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its noncirculating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

2021 Interim Report    187

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

32.	Share capital (continued)

Since the Company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the Company increased newly registered capital of RMB14,176,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium, and the confirmed capital reserve – employee equity option plan in the waiting period is RMB21,916,388, which is transferred to the capital reserve -- equity premium.. As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On 8 January 2018, according to the resolution of the board of directors of the Company, the second exercise period exercise plan of the Company’s common a-share stock option incentive plan was adopted. On 12 January 2018, the new registered capital of the Company is RMB9,637,000, which is fully paid in cash of RMB37,102,000 by 185 equity incentive objects who meet the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital is RMB27,465,000, which is included in the Company’s capital reserve — equity premium, and the confirmed capital reserve — employee equity option plan in the waiting period is RMB17,062,000, which is transferred to the capital reserve — equity premium.

According to the board resolution of the Company on 28 December 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 30 June 2021 and 31 December 2020, the total share capital of the Company was 10,823,813,500 shares.

188    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

33.	Capital reserve

	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium (Note V.32)	106,846	—	—	106,846
Others	58,626	—	—	58,626

Total	610,327	—	—	610,327

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium (Note V.32)	106,846	—	—	106,846
Others	58,626	—	—	58,626

Total	610,327	—	—	610,327

As at 30 June 2021 and 31 December 2020, there were no outstanding share options.

2021 Interim Report    189

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

34.	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2021 Income Statement (unaudited)
	31 December 2020	Net-of-tax amount attributable to shareholders of the Company	30 June 2021 (unaudited)	Before-tax amount	Less: Previously recognised amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non-controlling interests
Items that may be reclassified to profit
Cash flow hedge reserves	—	51,729	51,729	68,972	—	(17,243)	51,729	—
Other comprehensive income recognised under equity method	6,326	702	7,028	702	—	—	702	—

Total	6,326	52,431	58,757	69,674	—	(17,243)	52,431	—

	Other comprehensive income in			Other comprehensive income in six months ended 30 June 2020
	Balance Sheet			Income Statement (unaudited)
	31 December 2019	Net-of-tax amount attributable to shareholders of the Company	30 June 2020 (unaudited)	Before-tax amount	Less: Previously recognised amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non-controlling interests
Items that may be reclassified to profit
Cash flow hedge reserves	—	(8,508)	(8,508)	(87,138)	75,794	2,836	(8,508)	—
Other comprehensive income recognised under equity method	17,838	(748)	17,090	(748)	—	—	(748)	—

Total	17,838	(9,256)	8,582	(87,886)	75,794	2,836	(9,256)	—

190    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

35.	Specific reserve

	31 December	Accrued in current	Utilised in current	30 June 2021
	2020	period	period	(unaudited)
Safety fund	145,597	54,842	(23,574)	176,865

	31 December	Accrued in current	Utilised in current	30 June 2020
	2019	period	period	(unaudited)
Safety fund	57,137	69,588	(25,350)	101,375

Specific reserve represents unutilised safety fund accrued in accordance with state regulations (Note III.25).

36.	Surplus reserve

	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
Statutory surplus reserve	6,372,748	—	—	6,372,748
Discretionary surplus reserve	101,355	—	—	101,355

Total	6,474,103	—	—	6,474,103

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Statutory surplus reserve	6,335,655	—	—	6,335,655
Discretionary surplus reserve	101,355	—	—	101,355

Total	6,437,010	—	—	6,437,010

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was appropriated in current period (For the six months ended 30 June 2020, Nil).

2021 Interim Report    191

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

36.	Surplus reserve (continued)

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the shareholders’ meeting. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was appropriated in current period (for the six months ended 30 June 2020: Nil).

37.	Retained earnings

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Retained earnings at the beginning of the period	11,157,866	11,939,215
Add: Net profit/(loss) attributable to shareholders of the Company	1,244,189	(1,716,072)
Less: Dividend to ordinary shares (1)	(1,082,381)	(1,298,858)

Retained earnings at the end of the period	11,319,674	8,924,285

(1)	Pursuant to the resolution of the shareholders’ meeting on 16 June 2021, a dividend in respect of the year ended 31 December

2020 of RMB0.1 per share(including tax), amounting to a total dividend of RMB1,082,381 thousand was declared, which was paid in July 2021.

Pursuant to the resolution of the shareholders’ meeting on 18 June 2020, a dividend in respect of the year ended 31 December 2019 of RMB0.12 per share (including tax), amounting to a total dividend of RMB1,298,858 thousand was declared, which was paid in July 2020.

The Board of Directors did not propose any dividend in respect of the six months ended 31 June 2021 (six months ended 30 June 2020: Nil).

(2)	Retained earnings at the end of the period

As at 30 June 2020, the consolidated retained earnings attributable to the Company included appropriation to surplus reserves made by the Company’s subsidiaries amounting to RMB276,887 thousand (31 December 2020: RMB276,887 thousand).

192    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

38.	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2021 (unaudited)	31 December 2020
China Jinshan Associated Trading Corporation (“Jinmao”)	102,322	95,194
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	39,843	41,791

Total	142,165	136,985

39.	Operating income and operating costs

		For the six months ended 30 June
		2021	2020
	Note	(unaudited)	(unaudited)
Income from principal activities	(1)	36,931,461	35,504,672
Income from other operating activities		205,145	158,680

Total		37,136,606	35,663,352

		For the six months ended 30 June
		2021	2020
	Note	(unaudited)	(unaudited)
Cost from principal activities	(1)	28,718,233	30,794,617
Cost from other operating activities		131,535	115,183

Total		28,849,768	30,909,800

2021 Interim Report    193

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

39.	Operating income and operating costs (continued)

(1)	Income and cost from principal activities

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	For the six months ended 30 June
	2021 (unaudited)		2020 (unaudited)
	Income from	Cost from	Income from	Cost from
	principal	principal	principal	principal
	activities	activities	activities	activities
Synthetic fibres	731,451	865,587	720,697	983,671
Resins and plastics	4,674,657	3,982,825	4,432,141	4,276,569
Intermediate petrochemicals	3,856,301	3,397,259	4,112,537	4,142,428
Petroleum products	22,416,218	15,265,274	20,334,775	15,553,621
Trading of petrochemical products	5,047,125	4,975,185	5,697,394	5,643,283
Others	205,709	232,103	207,128	195,045

Total	36,931,461	28,718,233	35,504,672	30,794,617

(2)	For the six months ended 30 June 2021, analysis of revenue are as followings:

	For the six months ended 30 June 2021 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Income from principal activities	731,451	4,674,657	3,856,301	22,416,218	5,047,125	205,709	36,931,461
Including: Recognised at a point in time	731,451	4,674,657	3,856,301	22,416,218	5,036,097	205,709	36,920,433
Recognised over time	—	—	—	—	11,028	—	11,028
Income from other operating activities	—	—	—	—	—	205,145	205,145

Total	731,451	4,674,657	3,856,301	22,416,218	5,047,125	410,854	37,136,606

194    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

39.	Operating income and operating costs (continued)

(2)	For the six months ended 30 June 2021, analysis of revenue are as followings: (continued)

For the six months ended 30 June 2020, analysis of group revenue as follow:

	six months ended 30 June 2020 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Income from principal activities	720,697	4,432,141	4,112,537	20,334,775	5,697,394	207,128	35,504,672
Including: Recognised at a point in time	720,697	4,432,141	4,112,537	20,334,775	5,696,343	207,128	35,503,621
Recognised over time	—	—	—	—	1,051	—	1,051
Income from other operating activities	—	—	—	—	—	158,680	158,680

Total	720,697	4,432,141	4,112,537	20,334,775	5,697,394	365,808	35,663,352

40.	Taxes and surcharges

	For the six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	Tax base and rate
Consumption tax	4,796,801	5,001,975	According to relevant PRC tax regulations, since 1 January 2009, the
			Group required to pay consumption tax based on the Group’s sales of gasoline, diesel, naphtha and fuel oil rate according to the applicable tax rate (Note IV)
Urban maintenance and construction tax	354,561	369,608	1% or 7% of actual payments of consumption tax and VAT during the year
Education surcharge	263,805	277,486	3% of actual payments of consumption tax and VAT during the year
Stamp tax	8,698	19,130	Applicable tax rate
Property tax	12,912	12,819	1.2% of taxable property value or 12% of rental expense
Land use tax	10,213	12,236	Applicable tax rate
Others	6,032	8,543

Total	5,453,022	5,701,797

2021 Interim Report    195

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

41.	Selling and distribution expenses

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Transportation fee	91,289	116,028
Sales commission	48,325	51,277
Staff costs	35,398	25,039
Storage and logistics expenses	21,572	24,728
Others	10,198	12,894

Total	206,782	229,966

42.	General and administrative expenses

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Staff costs	688,899	731,569
Repair and maintenance expense	1,007,522	575,401
Depreciation and amortisation	79,169	57,427
Security and fire fighting expenses	20,494	21,048
Information system operation maintenance	28,564	33,479
Depreciation of right – of – use assets	6,808	6,509
Others	73,546	85,610

Total	1,905,002	1,511,043

196    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

43.	Research and development expenses

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Equipment process and product technology research and development	22,776	41,785
System application development	—	1,865
Others	5,167	3,878

Total	27,943	47,528

44.	Finance expenses (“-” for income)

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Interest expenses from loans and payables	41,548	34,757
Less: Capitalised borrowing costs	(3,588)	(7,154)
Add: Interest expenses from lease liabilities	339	517
Interest income from deposits and receivables	(248,813)	(176,082)
Net exchange losses/(gains)	1,039	(1,694)
Others	2,892	3,816

Total	(206,583)	(145,840)

The interest rate per annum, at which the borrowing costs were capitalised by the Group, was 2.73% for the period (for the six months ended 30 June 2020: 2.88%).

2021 Interim Report    197

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

45.	Other income

	For the six months ended 30 June
	2021	2020	Related to asset/
	(unaudited)	(unaudited)	related to income
Subsidy income	1,007	9,671	related to income
Tax refunds	1,087	1,347	related to income
Others	4,318	5,477	related to income

Total	6,412	16,495

46.	Investment income (“-” for losses)

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Income from investment in associates and joint ventures	582,548	273,712
Structured deposits income	22,209	73,170
Net (losses)/gains from disposal of derivative financial instruments	(151)	1,031
Discount loss of receivables	(2,096)	(13,185)

Total	602,510	334,728

There was no significant restriction on the repatriation of investment income.

47.	Gains from changes in fair value

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Financial assets measured at fair value through profit or loss Structured deposits	23,343	9,037
Derivative financial assets and derivative financial liabilities Foreign exchange option	—	244

Total	23,343	9,281

198    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

48.	Impairment losses

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Inventories	(63,290)	(120,928)
Fixed assets	(16,803)	—

Total	(80,093)	(120,928)

49.	Gains from asset disposals

	For the six months ended 30 June
			Amount recognised in extraordinary gain and loss for the six months ended
	2021	2020	30 June 2021
	(unaudited)	(unaudited)	(unaudited)
Gains from disposal of fixed assets	79,085	15,256	79,085

Total	79,085	15,256	79,085

50.	Non-operating income

		six months ended 30 June
				Amount recognised in extraordinary gain and loss for six months ended
		2021	2020	30 June 2021
	Note	(unaudited)	(unaudited)	(unaudited)
Government grants	(1)	5,000	5,000	5,000
Others		1,660	1,706	1,660

Total		6,660	6,706	6,660

2021 Interim Report    199

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

50.	Non-operating income (continued)

(1)	Government grants mainly include:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Amortisation of deferred income (Note V.31)	5,000	5,000

51.	Non-operating expenses

	For the six months ended 30 June
			Amount recognised in extraordinary gain and loss for six months ended
	2021	2020	30 June 2021
	(unaudited)	(unaudited)	(unaudited)
Losses from scrapping of fixed assets	16,795	13,070	16,795
Allowances	10,632	11,760	10,632
Others	449	384	449

Total	27,876	25,214	27,876

52.	Income tax expenses

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Current tax expense for the period based on tax law and regulations	136,869	26,556
Changes in deferred tax assets/liabilities	124,475	(663,777)
Tax filing differences	—	(9,079)

Total	261,344	(646,300)

200    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

52.	Income tax expenses (continued)

Reconciliation between income tax expenses and accounting profit/(loss):

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Profit before income tax (“-” for loss)	1,510,713	(2,354,618)
Expected income tax expense at applicable tax rates	377,678	(587,815)
Tax effect of investment income accounted for using the equity method	(145,637)	(68,428)
Tax effect of non-taxable income	(3,161)	(3,080)
Tax effect of non-deductible expenses	27,352	20,856
Tax filing differences	—	(9,079)
Utilisation of tax losses not recognised in previous years	(353)	(550)
Over-recognition of tax losses in previous years	2,227	—
Tax losses not recognised	3,238	1,796
Income tax expenses	261,344	(646,300)

53.	Earnings/(losses) per share

(1)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the consolidated net profit/(loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Consolidated net profit/(loss) attributable to ordinary shareholders of the Company	1,244,189	(1,716,072)
Weighted average number of the Company’s ordinary shares outstanding (thousand)	10,823,814	10,823,814

Basic earnings/(losses) per share (RMB per share)	0.115	(0.159)

(2)	Diluted earnings/(losses) per share

For the six months ended 30 June 2021, there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

2021 Interim Report    201

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

54.	Supplementary information on income statement

Expenses are analysed by their nature:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Operating income	37,136,606	35,663,352
Less: Changes in inventories of finished goods and work in progress	(803,999)	844,280
Consumed raw materials and low value consumables, etc.	22,285,063	22,432,862
Cost of trading products	4,975,185	5,643,283
Employee benefits	1,616,111	1,536,467
Depreciation and amortization expenses	938,996	896,541
Taxes and surcharges	5,453,022	5,701,797
Repair and maintenance expenses	1,007,522	575,401
Others	970,617	769,503
Finance expenses (“-” for income)	(206,583)	(145,840)
Add: Gains from changes in fair value	23,343	9,281
Gains from asset disposals	79,085	15,256
Other income	6,412	16,495
Investment income	602,510	334,728
Impairment losses (“-” for loss)	(80,093)	(120,928)
Operating profit (“-” for loss)	1,531,929	(2,336,110)

The Group attributed the expense of RMB4,221 thousand of short-term rent to profit or loss in current period directly as stated in Note III.27 for the six months ended 30 June 2021 (for the six months ended 30 June 2020: RMB5,533 thousand).

55.	Notes to cash flow statement

(1)	Proceeds from other operating activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Subsidy income	6,412	9,671
Others	107,771	6,299

Total	114,183	15,970

202    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

55.	Notes to cash flow statement (continued)

(2)	Payments for other operating activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Agency fee	(48,325)	(51,277)
Research and development expenses	(16,626)	(47,528)
Information system operation maintenance	(28,564)	(33,479)
Commodity storage and logistics fee	(21,572)	(24,728)
Security and fire fighting expenses	(20,494)	(21,048)
Others	(23,517)	(12,495)

Total	(159,098)	(190,555)

(3)	Proceeds from other investing activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Time deposits due within one-year receipts	3,000,000	500,000
Interest income	235,749	184,124
Investment income from derivative financial instrument	—	1,031

Total	3,235,749	685,155

(4)	Payments for other investing activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Payments for time deposits due over one year	(200,000)	(1,500,000)
Payments for time deposits due within one year	(800,000)	(1,000,000)
Discount loss of receivables	—	(13,185)

Total	(1,000,000)	(2,513,185)

2021 Interim Report    203

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

55.	Notes to cash flow statement (continued)

(5)	Payments for other financing activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Lease liabilities payment	(9,531)	(9,498)

For the six months ended 30 June 2021, cash payment of the Group related to lease activities is RMB13,752 thousand (for the six months ended 30 June 2020: RMB15,031 thousand), except for the above amount included in financing activities, the rest are included in operating activities.

56.	Supplementary information on cash flow statement

(1)	Supplement to cash flow statement

a.	Reconciliation of net profit/(loss) to cash flows from operating activities:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Net profit/(loss)	1,249,369	(1,708,318)
Add: Provisions for impairment of assets	80,093	120,928
Depreciation of investment properties	7,663	7,518
Depreciation of fixed assets	801,201	756,840
Depreciation of right-of-use assets	8,612	8,529
Amortisation of intangible assets	9,984	8,862
Amortisation of long-term deferred expenses	111,536	114,792
Gains on disposal of fixed assets	(79,311)	(2,186)
Gains from changes in fair value	(23,343)	(9,281)
Finance income	(168,000)	(151,023)
Investment income	(604,606)	(334,728)
Decrease in deferred tax assets (“-” for increase)	125,081	(663,777)
Increase in deferred tax liabilities (“-” for decrease)	(606)	—
Decrease in deferred income	(5,000)	(5,000)
Decrease in inventories (“-” for increase)	(3,626,799)	2,252,436
Decrease in operating
Increase in operating payables (“-” for decrease)	651,820	(2,996,535)
Increase in specific reserve	31,268	44,238

Net cash flows used in operating activities	(2,389,552)	(2,904,166)

204    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

56.	Supplementary information on cash flow statement (continued)

(1)	Supplement to cash flow statement (continued)

b.	Significant operating and investing activities not requiring the use of cash:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Inventory purchases paid by bank acceptance notes	562,623	698,178
Long-term assets procurement paid by bank acceptance notes	46,700	24,200

Total	609,323	722,378

c.	Change in cash and cash equivalents:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Cash and cash equivalents at end of the period	1,367,415	2,865,267
Less: Cash and cash equivalents at beginning of the period	(6,916,408)	(7,449,699)

Net decrease in cash and cash equivalents	(5,548,993)	(4,584,432)

(2)	Details of cash and cash equivalents

	30 June 2021	31 December 2020
	(unaudited)	(unaudited)
Cash at bank and on hand
Including: Bank deposits available on demand	1,367,415	6,916,408

Cash and cash equivalents at the end of the period/year	1,367,415	6,916,408

2021 Interim Report    205

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

57.	Foreign monetary items

	30 June 2021 (unaudited)
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	38,562	6.4601	249,114
Derivative financial assets—USD	12,391	6.4601	80,047
Accounts receivable—USD	1,136	6.4601	7,339
Other receivable—USD	40	6.4601	258
Receivables under financing—USD	62,881	6.4601	406,218
Derivative financial liabilities-USD	(1,714)	6.4601	(11,075)
Accounts payable—USD	(106,162)	6.4601	(685,817)
Other payables—USD	(984)	6.4601	(6,357)
Gross balance sheet exposure—USD	6,150		39,727

	31 December 2020
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	31,836	6.5249	207,727
Accounts receivable—USD	18,214	6.5249	118,845
Other receivable—USD	40	6.5249	261
Receivables under financing—USD	49,645	6.5249	323,929
Accounts payable—USD	(88,604)	6.5249	(578,132)
Other payables—USD	(1,319)	6.5249	(8,606)
Gross balance sheet exposure—USD	9,812		64,024

58.	Leases

(1)	As a lessee

	For the six months ended 30 June
	2021	2020
Item	(unaudited)	(unaudited)
Short-term lease expenses applied the practical expedient	4,221	5,533
Total cash outflow for leases	13,752	15,031

206    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V.	Notes to the consolidated financial statements (continued)

58.	Leases (continued)

(2)	As a lessor

(a)	Operating lease

	For the six months ended 30 June
	2021	2020
Item	(unaudited)	(unaudited)
Lease income	48,097	35,794

The Group leases out some buildings and machinery. The lessee guarantees the residual value of the leased assets at the end of the lease term. The Group has classified these leases as operating leases, because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

59.	Government grants

(1)	Details of government grants

			Amount
			recognised in
			profit or loss
			for the current
Item	Amount	Presentation item	period
Investment subsidy for Chemical Industry	105,000	Deferred income/Non-operating income	5,000
Power units energy saving reconstruction subsidies	5,200	Deferred income	—
Huang Gu Tang pipeline relocation subsidy	4,368	Deferred income	—
Others	3,865	Deferred income	—
Shihua port charges refund	4,118	Other income	4,118
Commission for withholding tax refund	1,087	Other income	1,087
Others	1,207	Other income	1,207

(2)	For the six months ended 30 June 2021, there is no repayment of government grants.

2021 Interim Report    207

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities

1.	Interests in subsidiaries

(1)	Main components of the Group as at 30 June 2021:

	Main			Registered
	business	Place of	Principal	capital			Way of
	area	registry	activities	(thousands)	Percentage of equity		acquisition
					Directly held	Indirectly
Toufa	Shanghai	Shanghai	Investment	RMB1,000,000	100.00%	—	Establish
Jinmao	Shanghai	Shanghai	Trading	RMB25,000	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	USD9,154	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	RMB415,623	—	100.00%	Establish
Jinmao International	Shanghai	Shanghai	Trading	RMB100,000	—	67.33%	Establish
Jinlian	Zhejiang Jiaxing	Zhejiang Jiaxing	Trading	RMB400,000	—	100.00%	Business combinations involving entities not under common control

(2)	As at 30 June 2021 and 31 December 2020, non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note V.38).

(3)

In June 2020, upon the approval of the Board of directors of the Group and Toufa, Toufa acquired 100% equity of Jinlian at the consideration of RMB340,369 thousand. As at the acquisition date of 30 June 2020, fair value of fixed assets, intangible assets and identifiable net assets of Jinlian is RMB275,715 thousand, RMB102,283 thousand and RMB340,475 thousand, respectively.

208    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates

(1)	Nature of interest in major joint ventures or associates at 30 June 2021

	Place			Whether it is
	of main	Place of		strategic to	% of		Registered
	business	registry	Principal activities	group activities	ownership interest		capital
					Directly	Indirectly	(thousands)
Joint ventures –
BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%	USD	32,000
Inspection and	Shanghai	Shanghai	Inspect and test chemical	Yes	—	50.00%	RMB	10,000
Testing Company			equipment
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%	USD	10,560
Associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—	RMB	7,800,811
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—	RMB	2,372,439
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%	USD	23,395
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products		—	40.00%	USD	3,000
Shidian Energy	Shanghai	Shanghai	Electricity supply		—	40.00%	RMB	1,000,000

The Group applies the equity method to measure these equity investments.

2021 Interim Report    209

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(2)	Key financial information of material joint ventures

	30 June 2021 (unaudited)			31 December 2020
		Inspection			Inspection
		and Testing			and Testing
	BOC	Company	Yangu Gas	BOC	Company	Yangu Gas
Current assets	271,816	19,062	77,842	301,707	19,358	74,690
Including: Cash and cash equivalents	205,631	12,454	70,225	233,898	13,281	62,878
Non-current assets	124,655	1,699	22,896	147,717	1,800	26,066
Total assets	396,471	20,761	100,738	449,424	21,158	100,756
Current liabilities	(43,176)	(431)	(3,996)	(57,153)	(2,453)	(3,463)
Non-current liabilities	(16,304)	—	—	(21,417)	—	—
Total liabilities	(59,480)	(431)	(3,996)	(78,570)	(2,453)	(3,463)
Net assets	336,991	20,330	96,742	370,854	18,705	97,293
Group’s share of net assets (i)	168,494	10,165	48,372	185,427	9,352	48,648
Elimination of unrealised profit or loss on intra-group transactions	—	—	—	(1,753)	—	—
Carrying amount of interests in joint ventures	168,494	10,165	48,372	183,674	9,352	48,648

	For the six months ended 30 June 2021			For the six months ended 30 June 2020
	(unaudited)			(unaudited)
		Inspection			Inspection
		and Testing			and Testing
	BOC	Company	Yangu Gas	BOC	Company	Yangu Gas
Operating income	196,802	9,428	25,737	206,239	9,199	26,441
Financial income/(expense)	1,818	152	743	(1,163)	(152)	(717)
Income tax expenses	(12,207)	(125)	—	12,516	76	—
Net profit	36,223	1,626	968	41,416	1,194	2,710
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	36,223	1,626	968	41,416	1,194	2,710
Dividends declared by joint venture	35,044	—	800	38,233	1,049	1,000

The Group reconciles the key financial information to the carrying amount of investments in the joint ventures when using the equity method. The key financial information of joint ventures is adjusted for fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

210    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(3)	Key financial information of material associates

	30 June 2021 (unaudited)					31 December 2020
	Shanghai	Chemical			Shidian	Shanghai	Chemical			Shidian
	Secco	Industry	Jinsen	Azbil	Energy	Secco	Industry	Jinsen	Azbil	Energy
Current assets	14,293,354	4,427,072	65,550	287,343	814,267	10,430,726	4,618,722	74,170	227,172	790,069
Including: Cash and cash equivalents	8,986,142	2,814,775	26,386	172,502	779,898	5,220,637	2,920,133	44,333	144,645	768,979
Non-current assets	4,519,335	4,145,281	62,338	17,323	84,197	6,099,126	3,811,036	64,421	3,984	72,441
Total assets	18,812,689	8,572,353	127,888	304,666	898,464	16,529,852	8,429,758	138,591	231,156	862,510
Current liabilities	(5,849,748)	(1,784,988)	(8,081)	(150,895)	(28,865)	(2,783,216)	(1,761,431)	(10,481)	(73,450)	(20,650)
Non-current liabilities	(92,632)	(587,538)	—	(9,088)	(15,827)	(32,482)	(528,237)	—	—	—
Total liabilities	(5,942,380)	(2,372,526)	(8,081)	(159,983)	(44,692)	(2,815,698)	(2,289,668)	(10,481)	(73,450)	(20,650)
Net assets	12,870,309	6,199,827	119,807	144,683	853,772	13,714,154	6,140,090	128,110	157,706	841,860
Group’s share of net assets (i)	2,574,064	2,372,053	47,922	57,873	341,510	2,742,832	2,349,198	51,244	63,083	336,744
Adjustment-elimination of unrealised profit or loss on intra-group transactions	(11,285)	—	—	—	(17,662)	(11,285)	—	—	—	(19,343)
Adjustment (ii)	—	(331,825)	—	—	—	—	(331,407)	—	—	—
Carrying amount of interests in associates	2,562,779	2,040,228	47,922	57,873	323,848	2,731,547	2,017,791	51,244	63,083	317,401

	For the six months ended 30 June 2021 (unaudited)					For the six months ended 30 June 2020 (unaudited)
	Shanghai	Chemical			Shidian	Chemical	Chemical			Shidian
	Secco	Industry	Jinsen	Azbil	Energy	Industry	Industry	Jinsen	Azbil	Energy
Operating income	14,458,877	874,019	78,291	225,793	227,561	10,319,139	765,009	85,800	157,358	228,948
Net profit/(loss)	2,327,860	194,948	(8,305)	35,957	11,913	800,770	177,311	(4,418)	20,945	14,165
Other comprehensive income	—	(2,901)	—	—	—	—	(1,955)	—	—	—
Total comprehensive income	2,327,860	192,047	(8,305)	35,957	11,913	800,770	175,356	(4,418)	20,945	14,165
Dividends declared by associates	634,341	52,225	—	19,200	—	—	—	—	9,200	—

(i)

The Group reconciles the key financial information to the carrying amount of investments in the associates when using the equity method. The key financial information of associates is adjusted for fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

2021 Interim Report    211

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI.	Interests in other entities (continued)

2.	Interests in joint ventures or associates (continued)

(4)	Summarised financial information of immaterial associates

	For the six months ended 30 June
	(unaudited)
	2021	2020
Aggregate carrying amount of long-term investments as at 30 June	79,793	50,504
Aggregate amount of share of
Net profit (i)	4,699	7,432
Other comprehensive income (i)	—	—
Total comprehensive income	4,699	7,432

Dividends received form immaterial associates	—	1,950

(i)	Net profit and other comprehensive income had been adjusted for fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

(ii)	Unrecognised commitments related to investments in associates refer to Note IX.

VII.	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is determined based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and nonoperating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

212    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information (continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities to produce qualified refined gasoline, kerosene, diesel, heavy oil and liquefied petroleum, in addition to producing feedstocks of the Group’s downstream processing facilities.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets and income tax expenses, cash and cash equivalents and its related interest income, interest-bearing borrowings, and interest expenses, invest income, deferred income, other income, gains from asset disposals, non-operating income and expenses and related expenses.

2021 Interim Report    213

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information (continued)

(1)	Segment information as at 30 June 2021 and for the six months ended 30 June 2021 is as follows:

	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Unallocated	Elimination	Total
Revenue from external customers	22,416,218	3,856,301	5,047,125	4,674,657	731,451	410,854	—	—	37,136,606
Inter-segment revenue	3,796,123	5,411,135	846,683	56,452	49,850	304,964	—	(10,465,207)	—
Operating costs	(15,265,274)	(3,397,259)	(4,975,185)	(3,982,825)	(865,587)	(363,638)	—	—	(28,849,768)
Interest income	—	—	—	—	—	—	248,813	—	248,813
Interest expenses	—	—	—	—	—	—	(38,299)	—	(38,299)
Investment income	—	—	—	—	—	—	602,510	—	602,510
Impairment losses	(15,000)	(33,824)	—	(8,817)	(22,452)	—	—	—	(80,093)
Gains from changes in fair value	—	—	—	—	—	—	23,343	—	23,343
Depreciation and amortisation	(438,409)	(257,850)	(20,006)	(69,313)	(48,914)	(95,892)	—	—	(930,384)
Depreciation of right - of - use assets	(2,208)	(616)	(234)	(1,796)	(73)	(3,685)	—	—	(8,612)
Profit before income tax (“-” for loss)	942,353	(102,580)	33,650	300,703	(375,800)	(132,672)	845,059	—	1,510,713
Income tax expenses	—	—	—	—	—	—	(261,344)	—	(261,344)
Net profit (“-” for loss)	942,353	(102,580)	33,650	300,703	(375,800)	(132,672)	583,715	—	1,249,369
Total assets	15,199,997	3,994,701	1,522,908	1,545,412	1,321,323	2,393,852	20,851,599	—	46,829,792
Total liabilities	6,488,638	2,039,221	1,395,874	1,155,483	151,901	156,007	5,836,963	—	17,224,087
Investment in associates and joint ventures	—	—	—	—	—	—	5,339,474	—	5,339,474
Non-current assets increase (i)	307,181	940,974	9,206	25,015	367,364	51,651	—	—	1,701,391

(i)	Non-current assets do not include financial assets, long-term equity investments or deferred tax assets.

214    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII.	Segment information (continued)

(2)	Segment information as at 30 June 2020 (unaudited) and for the six months ended 30 June 2020 (unaudited) is as follows:

	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Unallocated	Elimination	Total
Revenue from external customers	20,334,775	4,112,537	5,697,394	4,432,141	720,697	365,808	—	—	35,663,352
Inter-segment revenue	3,940,247	5,080,015	192,470	47,073	—	330,435	—	(9,590,240)	—
Operating costs	(15,553,621)	(4,142,428)	(5,643,283)	(4,276,569)	(983,671)	(310,228)	—	—	(30,909,800)
Interest income	—	—	—	—	—	—	176,082	—	176,082
Interest expenses	—	—	—	—	—	—	(28,120)	—	(28,120)
Investment income	—	—	—	—	—	—	334,728	—	334,728
Impairment losses	(120,139)	—	(789)	—	—	—	—	—	(120,928)
Gains from changes in fair value	—	—	—	—	—	—	9,281	—	9,281
Depreciation and amortisation	(450,098)	(234,061)	(80)	(68,121)	(39,026)	(96,626)	—	—	(888,012)
Depreciation of right - of - use assets	(2,594)	(724)	(16)	(2,083)	(86)	(3,026)	—	—	(8,529)
Profit before income tax (“-” for loss)	(1,778,178)	(466,901)	23,559	(320,519)	(339,551)	21,759	505,213	—	(2,354,618)
Income tax expenses	—	—	—	—	—	—	646,300	—	646,300
Net profit (“-” for loss)	(1,778,178)	(466,901)	23,559	(320,519)	(339,551)	21,759	1,151,513	—	(1,708,318)
Total assets	12,494,286	3,398,295	1,444,611	1,715,148	973,053	2,256,266	20,025,966	—	42,307,625
Total liabilities	7,379,088	1,534,622	1,366,497	1,421,318	253,719	83,527	3,225,147	—	15,263,918
Investment in associates and joint ventures	—	—	—	—	—	—	5,550,290	—	5,550,290
Non-current assets increase (i)	784,039	78,123	32	56,628	52,223	56,502	—	—	1,027,547

(i)	Non-current assets do not include financial assets, long-term equity investments, and deferred income assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2021, revenue from the same customer accounted for 68% of total Group revenue (for the six months ended 30 June 2020: 54%). The revenue from the customer derived from the following segments: petroleum products and other segment.

2021 Interim Report    215

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions

1.	Information about the parent of the Company

(1)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(2)	Registered capital and changes in registered capital of the parent company

	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
China Petroleum & Chemical Corporation	121.1 billion	—	—	121.1 billion

(3)	The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2021 (unaudited)		31 December 2020
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.44%	50.44%

216    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

2.	Information about the subsidiaries of the Company

For information about the subsidiaries of the Company, refer to Note VI.

3.	Basic information about joint ventures and associates of the Company

In addition to the major joint ventures and associates disclosed in Note VI.2, related party transactions between the Group and other associates are as follows:

	Place of business/ country of incorporation	Place of registry	Business nature	Whether it is strategic for group activities	% of ownership interest
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%
Pinghu China Aviation Oil Port Co., Ltd (“Pinghu Port”)(i)	Zhejiang jiaxing	Zhejiang jiaxing	Products freight	Yes	—	29%

(i)	In July 2020, with the approval of the board of directors of the Company and Toufa, Toufa increased the capital of Pinghu Port by RMB27,603 thousand in cash, and obtained 29% equity of Pinghu Port.

2021 Interim Report    217

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties

Names of other related parties	Relationship with the Company
SINOPEC CHEMICAL COMMERCIAL HOLDING (SINGAPORE) PTE. LTD.	Subsidiary of the immediate parent company

Dalian Frip Science and Technology Company Limited	Subsidiary of the immediate parent company

Dalian Sinopec Materials & Equipment Company Limited	Subsidiary of the immediate parent company

Unipec Singapore	Subsidiary of the immediate parent company

Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the immediate parent company

Unipec (Qingdao) International Logistics Company Limited	Subsidiary of the immediate parent company

Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company

Nantong Donghai Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company

Ningbo Minggang Gas Company Limited	Subsidiary of the immediate parent company

Sinopec Japan Company Limited	Subsidiary of the immediate parent company

Shanghai KSD Bulk Solids Engineering Company Limited	Subsidiary of the immediate parent company

Shanghai Leader Catalyst Company Limited	Subsidiary of the immediate parent company

Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company

Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company

Epec E-commerce Co., Ltd.	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company

Sinopec Pipeline Storage and Transportation Company Limited	Subsidiary of the immediate parent company

Sinopec International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company

Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company

Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Subsidiary of the immediate parent company

Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company

Sinopec Sales Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company

Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company

Sinopec Zhongyuan Petroleum Exploration Bureau Company Limited	Subsidiary of the immediate parent company

China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the immediate parent company

Zhongke (Guangdong) Refining & Chemical Co., Ltd	Subsidiary of the immediate parent company

218    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Company

Sinopec Europe Company Limited	Subsidiary of the immediate parent company

Sinopec (Shanghai) Energy Trading Co., Ltd	Subsidiary of the immediate parent company

China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company

China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Shanghai Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company

Sinopec Huadong Chemical Sales Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Chemical Sales (Guangdong) Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Chemical Sales (Wuhan) Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company

Sinopec Nanguang (Shanghai) Industrial Co., Ltd.	Subsidiary of the immediate parent company

Sinopec Petroleum Sales Co., Ltd.	Subsidiary of the immediate parent company

Ningbo Eastsea Linefan Technology Company Limited	Joint venture of the immediate parent company

Rizhao Shihua Crude Oil Terminal Co., Ltd.	Joint venture of the immediate parent company

Shanghai Sinopec Mitsui Chemical Co., Ltd	Joint venture of the immediate parent company

BASF-YPC Company Limited	Joint venture of the immediate parent company

Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company

Zhoushan Shihua Crude Oil Terminal Company Limited	Joint venture of the immediate parent company

BASF Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Associate of the immediate parent company

Shanghai Changshi Shipping Co., Ltd.	Associate of the immediate parent company

Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company

Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company

Beijing Shihua Hotel	Subsidiary of the ultimate parent company

National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company

Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company

Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company

Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company

Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company

Petrochemical Management Cadre College	Subsidiary of the ultimate parent company

2021 Interim Report    219

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

4.	Information on other related parties (continued)

Names of other related parties	Relationship with the Company

Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec News	Subsidiary of the ultimate parent company

Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Finance	Subsidiary of the ultimate parent company

China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company

Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company

Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company

Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company

Sinopec Group Jiangsu Petroleum Exploration Bureau Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Group Shanghai Training Center	Subsidiary of the ultimate parent company

Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company

Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company

Sinopec Group Asset Management Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company

The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company

The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company

The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company

China Petrochemical Corp. Engineering Ration Management Station	Subsidiary of the ultimate parent company

Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company

Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Nanjing Research Institute of Chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company

Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company

Yihua Tory Polyester Film Company Limited	Joint venture of the ultimate parent company

Yihua Bona Fabric Co., Ltd	Associate of the ultimate parent company

Sinopec Honeywell (Tianjin) Company Limited	Associate of the ultimate parent company

220    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions

Most of the transactions undertaken by the Group affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note V.10, Note V.38 and Note V.46, other material related party transactions of the Group are as follows:

2021 Interim Report    221

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(1)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			For the six months ended 30 June (unaudited)
			2021		2020
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its	Purchases	Trade	21,293,148	61.50%	18,547,095	61.07%
subsidiaries Purchases and joint ventures
Sinopec Group and	Purchases	Trade	1,644,039	4.75%	1,034,532	3.41%
its subsidiaries
Associates of the	Purchases	Trade	1,911,579	5.52%	1,658,374	5.46%
Group
Joint ventures of the	Purchases	Trade	191,316	0.55%	203,466	0.67%
Group
Key management personnel	Short-term employee benefits	Compensation for services	7,954	0.52%	6,419	0.57%
Key management personnel	Retirement scheme contributions	Compensation for services	249	0.33%	190	0.02%

Sales of goods, rendering services:

			For the six months ended 30 June (unaudited)
			2021		2020
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	23,298,535	62.82%	22,266,352	60.91%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	13,795	0.04%	1,916	0.01%
Associates of the Group	Sales/Service	Trade	2,111,772	5.69%	971,124	2.66%
	income
Joint ventures of the Group	Sales/Service	Trade	17,742	0.05%	19,696	0.05%
	income

222    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(2)	Lease

The Group as the lessor:

		For the six months ended 30 June
		(unaudited)
		Rental income	Rental income
		recognised in	recognised in
Name of lessee	Type of leasing	2021	2020
Sinopec Corp., its subsidiaries and joint ventures	Properties and equipment	17,349	13,852
Associates of the Group	Equipment	5,960	6,195
Joint ventures of the Group	Equipment	6,050	2,794

Total		29,359	22,841

Increase in right-of-use assets of the Group as lessee:

		For the six months ended 30 June
		(unaudited)
Related Parties as lessor	Type of leasing	2021	2020
Sinopec Group and its subsidiaries	Properties, lands and equipment	1,388	1,375

Lease liabilities interest expense of the Group as lessor:

	For the six months ended 30 June
	(unaudited)
	2021	2020
Sinopec Group and its subsidiaries	173	355
Associates of the Group	13	15

Total	186	370

2021 Interim Report    223

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

5.	Material related party transactions (continued)

(3)	Other related transactions

		For the six months ended 30 June
		(unaudited)
		2021	2020
Sinopec Group and its subsidiaries	Insurance premiums	55,693	55,770
Sinopec Group and its subsidiaries	Depreciation of right-of-use assets	4,701	4,297
Associates of the Group	Depreciation of right-of-use assets	77	30
Sinopec Finance Company Limited (“Sinopec Finance”)	Interests received and receivable	552	921
Sinopec Group and its subsidiaries	Construction and installation cost	357,978	67,257
Sinopec Corp., its subsidiaries and joint ventures	Sales commission	48,325	51,395

6.	Receivables from and payables to related parties

Receivables from related parties:

		30 June 2021	31 December 2020
		(unaudited)
Cash at bank and on hand	Sinopec Finance	13,084	5,667
Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,753,513	996,224
	Associates of the Group	32,722	35,766
	Joint ventures of the Group	532	351

Sub-total		1,786,767	1,032,341

Receivables under financing	Sinopec Corp., its subsidiaries and joint ventures	5,000	10,000
Other receivables	Sinopec Corp., its subsidiaries and joint ventures	375	21,132
	Joint ventures of the Group	7,734	1,887
	Associates of the Group	689,975	179

Sub-total		698,084	23,198

Prepayments	Sinopec Corp. and its subsidiaries	6,355	26,771
	Associates of the Group	18	6

Sub-total		6,373	26,777

224    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

6.	Receivables from and payables to related parties (continued)

Payables to related parties:

		30 June 2021	31 December 2020
		(unaudited)
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	4,166,911	2,434,461
	Sinopec Group and its subsidiaries	475,529	751,402
	Associates of the Group	96,182	150,472
	Joint ventures of the Group	45,747	41,162

Sub-total		4,784,369	3,377,497

Bills payable	Associates of the Group	—	70,000
	Sinopec Finance	221,590	43,164

Sub-total		221,590	113,164

Other payables	Sinopec Group and its subsidiaries	49,636	137,549
	Sinopec Corp., its subsidiaries and joint ventures	24,370	27,485
	Joint ventures of the Group	1	16
	Associates of the Group	189	13

Sub-total		74,196	165,063

Contract liabilities	Associates of the Group	749	611
	Joint ventures of the Group	14	—
	Sinopec Corp., its subsidiaries and joint ventures	1,576	422
	Sinopec Group and its subsidiaries	119	84

Sub-total		2,458	1,117

Lease liabilities	Sinopec Group and its subsidiaries	4,966	8,453
	Joint ventures of the Group	424	574

Sub-total		5,390	9,027

2021 Interim Report    225

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII.	Related parties and related party transactions (continued)

7.	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

(1)	Construction and installation cost:

	30 June 2021	31 December 2020
	(unaudited)
Sinopec Group and its subsidiaries	1,954,089	145,959

(2)	Investment commitments with related parties

	30 June 2021	31 December 2020
	(unaudited)
Capital contribution to Shanghai Secco (Note IX.2(i))	111,263	111,263
Capital contribution to Shidian Energy (Note IX.2(ii))	80,000	80,000

Total	191,263	191,263

As at 30 June 2021 and 31 December 2020, except for the information disclosed above, the Group and the Company had no other material commitments with related parties, which are contracted, but not included in the financial statements.

IX.	Commitments

1.	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2021	31 December 2020
	(unaudited)
Signed purchase contract of fixed assets	3,413,407	585,870

226    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IX.	Commitments (continued)

2.	Investment commitments

(i)

The Company held the 18th meeting of the seventh board of directors on 5 December 2013, and reviewed and approved the capital increase of USD30,017,124 (about RMB182,804 thousand) for Shanghai Secco based on the equity ratio of the affiliated company held by the Company. The Company will make capital contribution to Shanghai Secco in equal amounts in stages.

As at 30 June 2021 and 31 December 2020, the Company has completed the first phase of its investment in Shanghai Secco with totally RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on 19 October 2015, the remaining capital contribution of the Company and other shareholders of Shanghai Secco can be paid within the term of the joint venture of Shanghai Secco.

In addition, please refer to Note XIII, Subsequent events, in respect of the disclosure of the capital reduction of Shanghai Secco.

(ii)

According to the resolution of board of directors on 9 July 2019, Toufa agreed to make capital contribution of RMB400,000 thousand to acquire 40% share of Shidian Energy. The payment is to be made in installments.

As at 30 June 2021 and 31 December 2020, Toufa has contributed RMB320,000 thousand to Shidian Energy, and the rest of the capital contribution of RMB80,000 thousand to Shidian Energy should be paid before January 2022 in accordance with the agreement.

X.	Risk related to financial instruments

The Group’s normal course of operations expose it to a variety of financial risks: market risk (primarily foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

1.	Market risk

(1)	Foreign currency risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign currency risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign currency risk.

2021 Interim Report    227

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(1)	Foreign currency risk (continued)

Therefore, the Group would sign forward exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 30 June 2021 and 31 December 2020, the Group has not signed any currency swaps. As at 30 June 2021 and 31 December 2020, the Group has no unexpired foreign exchange contract and foreign exchange option contract.

As at 30 June 2021 and 31 December 2020, the Group’s exposure to currency risk arising from recognised financial assets or financial liabilities denominated in foreign currencies is presented in the following tables:

	30 June 2021 (unaudited)		31 December 2020
	USD	RMB equivalent	USD	RMB equivalent
Financial assets in foreign currencies–
Cash at bank and on hand	38,562	249,114	31,836	207,727
Derivative financial assets	12,391	80,047	—	—
Receivables under financing	62,881	406,218	49,645	323,929
Accounts receivable	1,136	7,339	18,214	118,845
Other receivables	40	258	40	261
Financial liabilities in foreign currencies–
Derivative financial liabilities	(1,714)	(11,075)	—	—
Accounts payable	(106,162)	(685,817)	(88,604)	(578,132)
Other payables	(984)	(6,357)	(1,319)	(8,606)

Total	6,150	39,727	9,812	64,024

The following are the exchange rates for Renminbi against foreign currencies applied by the Group:

228    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(1)	Foreign currency risk (continued)

	Average rate		Balance sheet date mid-spot rate
	for the six months ended 30 June (unaudited)		31 December 2021	31 December
	2021	2020	(unaudited)	2020
USD	6.4925	6.7506	6.4601	6.5249

Assuming all other risk variables remained constant, a 5% strengthening or weaken of the Renminbi against the US dollar at 30 June 2021 would have decreased or increased the Group’s net profit by the amount of RMB1,490 thousand (31 December 2020: decreased or increased net profit by RMB2,401 thousand).

(2)	Interest rate risk

The interest rate risk of the Group is mainly generated by short-term loan. Financial liabilities with floating interest rate expose the Group to cash flow interest rate risk, while financial liabilities with fixed interest rate expose the Group to cash fair value interest risk. The Group determines the appropriate weightings of fixed and floating rate contracts based on the current market conditions.

The financial department of the Group headquarters continuously monitor the interest rate level of the Group. The increase of interest rate will increase the cost of new interest-bearing debt and the interest expense of the Group’s outstanding interest-bearing debt with floating interest rate and have a significant adverse impact on the financial performance of the Group. The management makes timely adjustments according to the latest market conditions, which may be reducing interest rate risk by entering into interest rate swaps. The Group does not enter into any interest rate swap arrangement for the six months ended 30 June 2021 and 2020.

2021 Interim Report    229

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(2)	Interest rate risk (continued)

As at 30 June 2021 and 31 December 2020, the Group held the following interest-bearing financial instruments:

Fixed rate instruments:

	30 June 2021 (unaudited)		31 December 2020
Item	Effective interest rate	Amounts	Effective interest rate	Amounts
Financial assets
– Cash at bank and on hand	3.60%-4.18%	2,300,000	2.40%-4.18%	2,501,330
– Other current assets		—	3.15%-3.60%	3,000,000
– Other non-current assets	3.85%-4.20%	7,200,000	3.85%-4.18%	7,000,000
Financial liabilities
– Short-term loans	2.70%-3.70%	(3,540,000)	2.60%-3.70%	(1,548,000)
– Other current liabilities	2.25%	(1,000,000)	1.70%	(3,000,000)
– Lease liabilities	4.35%-4.90%	(12,039)	4.35%-4.90%	(12,473)

Total		4,947,961		7,940,857

Variable rate instruments:

	30 June 2021 (unaudited)		31 December 2020
Item	Effective interest rate	Amounts	Effective interest rate	Amounts
Financial assets
– Cash at bank and on hand	0.30%-3.05%	867,126	0.30%-3.05%	5,415,080
Financial liabilities
– Long-term loans	3.70%	(20,000)	—	—

Total		847,126		5,415,080

As at 30 June 2021, if interest rates on the floating rate borrowings had risen or fallen by 100 basis points while all other variables had been held constant, the Group’s net loss would increase or decrease by approximately RMB6,345 thousand (31 December 2020: RMB40,730 thousand).

230    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

1.	Market risk (continued)

(3)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The group is exposed to commodity price risks related to the price of crude oil, refined oil and other chemical products. The fluctuation of the price of crude oil, refined oil and other chemical products may have a significant impact on the group. The group uses derivative financial instruments such as commodity swap contracts to avoid some of these risks.

As at 30 June 2021, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges. As at 30 June 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB80,047 thousand (31 December 2020: Nil) and derivative financial liabilities of RMB11,075 thousand (31 December 2020: Nil).

As at 30 June 2021, it was estimated that a general increase/decrease of 10% per barrel in basic price of commodity swap contract, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease or increase the Group’s other comprehensive income by approximately RMB32,770 thousand (31 December 2020: Nil). This sensitivity analysis above is made assuming that the changes in prices had occurred at the balance sheet date and had been applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk.

2.	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Group’s credit risk is primarily attributable to cash at bank, accounts receivable, other receivables and receivables under financing, etc. As at balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of financial assets in the balance sheet.

The cash at bank of the Group is mainly held with state-owned banks and other large and medium-sized listed banks with good reputation and high credit rating. Management does not foresee any significant credit risks from these deposits and does not expect that these financial institutions may default and cause losses to the Group.

The Group’s exposure to credit is influenced mainly by the individual characteristics of each customer rather than the industry or country/region in which the customers operate. Therefore, significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at the balance sheet date, 62.02% (31 December 2020: 49.79%) and 93.66% (31 December 2020: 85.28%) of total accounts receivable were due from the Group’s largest and five largest customers respectively.

2021 Interim Report    231

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

2.	Credit risk (continued)

In respect of receivables, the Group establishes relevant policies to control credit risk exposure. The Group assesses customers’ credit qualifications and sets corresponding credit periods based on their financial status, the possibility of obtaining guarantees from third parties, credit records and other factors such as current market conditions. The Group will regularly monitor customers’ credit records. For customers with poor credit records, the Group will use written reminders, shorten the credit period or cancel the credit period to ensure that the Group’s overall credit risk is within a controllable range.

As at 30 June 2021 and 31 December 2020, the Group has no material collateral mortgaged by the debtor or credit enhancement.

3.	Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in meeting obligations that are settled by delivering cash or another financial asset. Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2021, the Group had facilities up to RMB37,710,310 thousand to issue letters of credit, of which RMB30,442,396 thousand was unutilised.                    .

The following tables set out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows:

	30 June 2021 (unaudited)
	Within 1 year or demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Short-term loans	3,596,547	—	—	—	3,596,547	3,540,000
Long-term loans	1,141	19,671	—	—	20,812	20,000
Other current liabilities	1,003,699	—	—	—	1,003,699	1,000,801
Derivative financial
liabilities	11,075	—	—	—	11,075	11,075
Lease liabilities	10,189	2,225	898	—	13,312	12,039
Accounts payable	7,747,916	—	—	—	7,747,916	7,747,916
Bills payable	446,744	—	—	—	446,744	446,744
Other payables	2,002,624	—	—	—	2,002,624	2,002,624

Total	14,819,935	21,896	898	—	14,842,729	14,781,199

232    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X.	Risk related to financial instruments (continued)

3.	Liquidity risk (continued)

	31 December 2020
	Within 1 year or demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Short-term loans	1,558,702	—	—	—	1,558,702	1,548,000
Other current liabilities	3,023,614	—	—	—	3,023,614	3,017,811
Lease liabilities	9,373	2,136	1,090	103	12,702	12,471
Accounts payable	4,671,635	—	—	—	4,671,635	4,671,635
Bills payable	139,360	—	—	—	139,360	139,360
Other payables	1,664,812	—	—	—	1,664,812	1,664,812
Total	11,067,496	2,136	1,090	103	11,070,825	11,054,089

XI.	Fair value disclosure

The following table presents the fair value information and the fair value hierarchy, at the end of the current reporting period, of the Group’s assets and liabilities which are measured at fair value at each balance sheet date on a recurring or non-recurring basis. The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement. The levels are defined as follows:

Level 1 inputs:	unadjusted quoted prices in active markets that are observable at the measurement date for identical assets or liabilities;

Level 2 inputs:	inputs other than Level 1 inputs that are either directly or indirectly observable for underlying assets or liabilities;

Level 3 inputs:	inputs that are unobservable for underlying assets or liabilities.

2021 Interim Report    233

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI.	Fair value disclosure (continued)

1.	Assets recurring measured at fair value

As at 30 June 2021, assets recurring measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
– Structured deposits	—	—	3,973,343	3,973,343
FVOCI
– Receivables under financing	—	1,243,176	—	1,243,176
– Investments in other equity instruments	—	—	5,000	5,000
Derivative financial assets
– Commodity swap contracts	—	80,047	—	80,047
Total	—	1,323,223	3,978,343	5,301,566

Financial liabilities
Derivative financial liabilities
– Commodity swap contracts	—	11,075	—	11,075
Total	—	11,075	—	11,075

As at 31 December 2020, the assets recurring measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial assets
FVOCI
– Receivables under financing	—	1,217,114	—	1,217,114
– Investments in other equity instruments	—	—	5,000	5,000

Total	—	1,217,114	5,000	1,222,114

For the six months ended 30 June 2021, there were no transfers between different levels. ((For the six months ended 30 June 2020: Nil).

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

234    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI.	Fair value disclosure (continued)

2.	Fair values of financial assets and liabilities not measured at fair value

Financial assets and liabilities measured at amortised cost mainly include trade receivables, other receivables, other current assets, short-term loans, trade and other payables, bills payable, lease liabilities and other current liabilities.

As at 30 June 2021 and 31 December 2020, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

XII.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

During 2021, the Group’s strategy, which was unchanged from 2020, was to maintain a reasonable range of net debt-to-capital ratio by the management.

XIII.	Subsequent events

1	Material non-adjusting post balance sheet date events

According to the resolution of the board of directors on 9 July 2021, the Company, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. (“Gaoqiao Company”) reduced the capital of Shanghai Secco, an associate of the Company, by RMB7,300,811,272 in equal proportions according to the shareholding ratio of 20%, 30% and 50%, respectively. Among which, the Company plans to reduce its capital by about RMB1.46 billion. The above capital reduction was approved after the balance sheet date and was not recognised on the balance sheet date.

2021 Interim Report    235

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements

1.	Financial assets held for trading

	30 June 2021 (unaudited)	31 December 2020
Structured deposits	3,319,151	—

2.	Accounts receivable

(1)	Accounts receivable by customer type are as follows:

	30 June 2021 (unaudited)	31 December 2020
Amounts due from related parties	1,698,302	917,577
Amounts due from third parties	2,114	2,118

Sub-total	1,700,416	919,695

Less: provision for bad and doubtful debts	(634)	(634)

Total	1,699,782	919,061

(2)	The ageing analysis of accounts receivable is as follows:

	30 June 2021 (unaudited)	31 December 2020
Within 1 year (inclusive)	1,698,302	917,581
Over 1 year but within 2 years (inclusive)	2,114	2,114

Total	1,700,416	919,695

The ageing is counted starting from the date when accounts receivable are recognised.

236    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

2.	Accounts receivable (continued)

(3)	Accounts receivable by provisioning method

	30 June 2021 (unaudited)					31 December 2020
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts
		Percentage		Percentage	Carrying		Percentage		Percentage	Carrying
Category	Amount	(%)	Amount	(%)	amount	Amount	(%)	Amount	(%)	amount
Individual assessment	—	—	—	—	—	—	—	—	—	—
Collective assessment	1,700,416	100	(634)	0.04	1,699,782	919,695	100	(634)	0.07	919,061

Total	1,700,416	100	(634)	0.04	1,699,782	919,695	100	(634)	0.07	919,061

(i)	As at 30 June 2021, the Company has no accounts receivable of single provision for bad debts (as at 31 December 2020: Nil).

(ii)	Criteria for collective assessment for the six months ended 30 June 2021 and details:

According to the historical experience of the Company, there are no significant differences in the losses of different customer groups. Therefore, different customer groups are not further distinguished when calculating impairment loss based on the overdue information.

(iii)	Assessment of ECLs on accounts receivable:

At all times the Company measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

2021 Interim Report    237

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

2.	Accounts receivable (continued)

(4)	Movements of provisions for bad and doubtful debts:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Balance at the beginning of the period	634	—
Additions during the period	—	—
Recoveries or reversals during the period	—	—
Balance at the end of the period	634	—

(i)

For the six months ended 30 June 2021, the Company has no accounts receivable that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period (For the six months ended 30 June 2020: Nil).

(ii)	For the six months ended 30 June 2021, the Company has not written off significant accounts receivable (For the six months ended 30 June 2020: Nil).

(5)	Five largest accounts receivable by debtor as at 30 June 2021

			Percent of total
	Amount	Provision	amount
Total amount of five largest accounts receivable by debtor of the Company	1,666,548	—	98%

(6)	For the six months ended 30 June 2021, the Company has no accounts receivable derecognised due to transfer of financial assets.

(7)	As at 30 June 2021, the Company has no pledged accounts receivable. (31 December 2020: Nil)

238    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

3.	Receivables under financing

	Note	30 June 2021 (unaudited)	31 December 2020
Bills receivable	(1)	585,987	745,262

(1)	Bills receivable

(i)

Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2021, the Company classified RMB585,987 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2020: RMB745,262 thousand).

(ii)

The Company has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2021 and 31 December 2020, the Company considers that no bank acceptance notes has significant credit risk and will not suffer significant loss due to the violation of banks.

(iii)	As at 30 June 2021, the Company had no pledged bank acceptance notes (31 December 2020: Nil).

(iv)	As at 30 June 2021, unmatured notes receivable that have been endorsed or discounted by the Company is as follows:

	Derecognised	Not derecognised
Bank acceptance notes	313,198	—

As at 30 June 2021, the Company endorsed and discounted the undue bills receivable of RMB313,198 thousand (31 December 2020: RMB135,400 thousand). As the management considered that the risks and rewards of ownership of such unmatured bills had been substantially transferred, the Company terminated the recognition of such bills receivable, accounts payable to suppliers and short-term loans as a whole. The Company’s continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum possible loss of the Group’s continued involvement is that the amount of outstanding bills receivable endorsed to the supplier is RMB313,198 thousand (31 December 2020: RMB135,400 thousand). The term of the outstanding bills receivable is within one year.

2021 Interim Report    239

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

4.	Other receivables

	Note	30 June 2021 (unaudited)	31 December 2020
Dividends receivable	(1)	686,566	—
Others	(2)	20,844	26,932

Total		707,410	26,932

(1)	Dividends receivable

(a)	Dividends receivable by category:

Item (or investee)	30 June 2021 (unaudited)	31 December 2020
Shanghai Secco	634,341	—
Chemical Industry	52,225	—

Total	686,566	—

(2)	Others

(a)	Others by customer type:

	30 June 2021 (unaudited)	31 December 2020
Amounts due from related parties	11,161	22,939
Amounts due from third parties	766,169	760,479
Sub-total	777,330	783,418
Less: Provision for bad and doubtful debts	(756,486)	(756,486)

Total	20,844	26,932

240    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

4.	Other receivables (continued)

(2)	Others (continued)

(b)	The ageing analysis is as follows:

	30 June 2021 (unaudited)	31 December 2020
Within 1 year (inclusive)	20,844	26,932
Over 1 year but within 2 years (inclusive)	—	—
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	756,486	756,486

Total	777,330	783,418

The ageing is counted starting from the date when other receivables are recognised.

(c)	Others by provisioning method:

	30 June 2021 (unaudited)					31 December 2020
	Book value		Provision for bad and doubtful debts		Carrying amount	Book value		Provision for bad and doubtful debts		Carrying amount
Category	Amount	Percentage (%)	Amount	Percentage (%)		Amount	Percentage (%)	Amount	Percentage (%)
Individual assessment	756,347	97	756,347	100	—	756,347	97	756,347	100	—
Collective assessment	20,983	3	139	0.7	20,844	27,071	3	139	0.5	26,932

Total	777,330	100	756,486	97.3	20,844	783,418	100	756,486	96.6	26,932

2021 Interim Report    241

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

4.	Other receivables (continued)

(2)	Others (continued)

(d)	Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3
Lifetime ECL – Credit
	12-month ECL (individual)		12-month ECL (collective)			impaired
		Provision		Provision			Provision
		for bad and		for bad and			for bad and
	Book	doubtful	Book	doubtful		Book	doubtful
Provision for bad and doubtful debts	value	debts	value	debts	Sub-total	value	debts	Sub-total
Balance at 31 December 2020	26,932	—	—	—	—	756,486	(756,486)	(756,486)
Additions during the year	—	—	—	—	—	—	—	—
Recoveries or reversals during the year	—	—	—	—	—	—	—	—

Balance at 30 June 2021 (unaudited)	20,844	—	—	—	—	756,486	(756,486)	(756,486)

As at 30 June 2021 and 31 December 2020, the Company has no other receivables under Stage 2.

As at 30 June 2021, the amount receivable from Jinyong company, a subsidiary within the original scope of merger, was RMB756,347 thousand (31 December 2020: RMB756,347 thousand). Jinyong company started to stop production in August 2008 and entered into bankruptcy liquidation procedure in August 2019. The Company believes that the other receivables are difficult to recover, so the bad debt provision are fully accrued. As at 30 June 2021, the bankruptcy liquidation procedure has not been completed.

For the six months ended 30 June 2021, the Company has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period. (For the six months ended 30 June 2020: Nil)

For the six months ended 30 June 2021, the Company has not written off significant other receivables (For the six months ended 30 June 2020: Nil).

242    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

4.	Other receivables (continued)

(2)	Others (continued)

(e)	Others categorised by nature

Nature of other receivables	30 June 2021 (unaudited)	31 December 2020
Receivable from Jinyong company	756,347	756,347
Accounts due from related parties	11,161	22,939
Rent receivable	3,637	1,330
Water, electricity and gas charges receivable	147	1,437
Others	6,038	1,365
Sub-total	777,330	783,418
Less: Provision for bad and doubtful debts	(756,486)	(756,486)

Total	20,844	26,932

(f)	Five largest others by debtor as at 30 June 2021

Debtor	Nature of the receivable	Balance at the end of the period	Ageing	Percentage of ending balance of others (%)	Ending balance of provision for bad and doubtful debts
Zhejiang Jinyong Acrylic Fiber Co., Ltd	reimbursed expenses	756,347	Over 3 years	97.3%	(756,347)
Linde Gases Company	Current account	7,726	Within 1 year (inclusive)	1.0%	—
Shanghai Secco	Current account	3,061	Within 1 year (inclusive)	0.4%	—
Shanghai Shanghe Industrial Co., Ltd.	Current account	912	Within 1 year (inclusive)	0.1%	—
Shanghai Jinshan Natural Gas Co., Ltd	Current account	518	Within 1 year (inclusive)	0.1%	—

Total		768,564		98.9%	(756,347)

2021 Interim Report    243

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

5.	Long-term equity investment

	Note	30 June 2021 (unaudited)	31 December 2020
Subsidiaries	(1)	2,048,328	2,048,328
Associates	(2)	4,603,007	4,749,338
Sub-total		6,651,335	6,797,666

Less: Impairment provision for long-term equity investment		—	—

Total		6,651,335	6,797,666

(1)	Subsidiaries

Joint Venture	31 December 2020	Additional/ negative investment	30 June 2021 (unaudited)	Impairment provision	Cash dividends declared in current year
Toufa	2,031,496	—	2,031,496	—	—
Jinmao	16,832	—	16,832	—	—
Total	2,048,328	—	2,048,328	—	—

(2)	Associates

The information relating to the associates of the Company is disclosed in Note VI.2.

244    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

6.	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2020	3,153,383	41,819,934	1,887,210	46,860,527
Reclassification in current period	41,280	(43,418)	2,138	—
Increase
– Purchase	—	5,860	9,196	15,056
– Transfer from construction in progress	81,283	557,414	48,860	687,557
– Transfer from investment properties	1,164	—	—	1,164
Decrease
– Disposal	(3,793)	(365,935)	(43,904)	(413,632)
– Transfer to investment properties	(2,264)	(7)	—	(2,271)

30 June 2021 (unaudited)	3,271,053	41,973,848	1,903,500	47,148,401

Accumulated depreciation 31 December 2020	2,261,673	31,008,856	1,400,255	34,670,784
Reclassification in current period	33,152	(34,517)	1,365	—
Increase
– Charge for current period	38,057	683,877	52,224	774,158
– Transfer from investment properties	1,088	—	—	1,088
Decrease
– Disposal	(2,775)	(311,537)	(38,445)	(352,757)
– Transfer to investment properties	(1,584)	(7)	—	(1,591)

30 June 2021 (unaudited)	2,329,611	31,346,672	1,415,399	35,091,682

Provision for impairment 31 December 2020	53,792	827,822	8,602	890,216
Reclassification in current period	5,127	(5,311)	184	—
Increase
– Charge for current period	793	16,005	5	16,803
Decrease
– Disposal	—	(35,611)	—	(35,611)

30 June 2021 (unaudited)	59,712	802,905	8,791	871,408
Carrying amount 30 June 2021 (unaudited)	881,730	9,824,271	479,310	11,185,311

31 December 2020	837,918	9,983,256	478,353	11,299,527

2021 Interim Report    245

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

6.	Fixed assets (continued)

For the six months ended 30 June 2021, the Company accrued an impairment provision of RMB16,803 thousand for temporarily idle production facilities (for the six months ended 30 June 2020: Nil).

As at 30 June 2021 and 31 December 2020 the Company had no pledged fixed assets.

For the six months ended 30 June 2021, the amount of fixed assets transferred from construction in progress was RMB687,557 thousand (for the six months ended 30 June 2020, RMB1,040,609 thousand).

(1)

As at 30 June 2021, the cost of temporarily idle fixed assets was RMB480,256 thousand, the accumulated depreciation was RMB410,540 thousand, the provision for impairment was RMB54,962 thousand and the carrying amount was RMB14,754 thousand (31 December 2020: the cost of temporarily idle fixed assets was RMB491,591 thousand, accumulated depreciation was RMB420,468 thousand, related impairment provision was RMB54,962 thousand, and the carrying amount of these assets was RMB16,161 thousand, respectively).

(2)	As at 30 June 2021, the carrying amount of fixed assets leased out under operating leases was RMB52,670 thousand (31 December 2020: RMB53,231 thousand).

(3)	As at 30 June 2021 and 31 December 2020, the Company had no fixed assets pending certificates of ownership.

7.	Operating income and operating costs

		For the six months ended 30 June
	Note	2021 (unaudited)	2020 (unaudited)
Income from principal activities	(1)	31,788,799	29,526,505
Income from other operating activities		189,884	152,727
Total		31,978,683	29,679,232

246    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

7.	Operating income and operating costs (continued)

		For the six months ended 30 June
	Note	2021 (unaudited)	2020 (unaudited)
Cost from principal activities	(1)	23,697,431	24,986,094
Cost from other operating activities		110,706	112,124
Total		23,808,137	25,098,218

(3)	Income and cost from principal activities

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	For the six months ended 30 June
	2021 (unaudited)		2020 (unaudited)
	Income from principal activities	Cost from principal activities	Income from principal activities	Cost from principal activities
Synthetic fibres	731,451	865,587	720,697	983,671
Resins and plastics	4,088,137	3,464,665	3,857,136	3,863,254
Intermediate petrochemicals	4,343,780	3,866,298	4,402,979	4,391,041
Petroleum products	22,416,218	15,265,274	20,334,775	15,549,292
Others	209,213	235,607	210,918	198,836

Total	31,788,799	23,697,431	29,526,505	24,986,094

The revenue of the Company is recognised at a point in time.

2021 Interim Report    247

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

8.	Investment income

		For the six months ended 30 June
	Note	2021 (unaudited)	2020 (unaudited)
Income from investment in associates	(1)	539,533	227,993
Structured deposits income		18,124	69,412
Discount loss of receivables		(725)	(11,027)

Total		556,932	286,378

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(1)	Income from investment in associates accounted for using the equity method is as follow:

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Shanghai Secco	465,573	160,154
Chemical Industry	73,960	67,839

Total	539,533	227,993

248    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIV.	Notes to the Company’s financial statements (continued)

9.	Supplementary information on cash flow statements

(1)	Reconciliation from net profit/(loss) to cash flow from operating activities

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Net profit/(loss)	1,199,351	(1,832,138)
Add: Provisions for impairment of assets	80,093	120,140
Depreciation of investment properties	7,544	8,025
Depreciation of fixed assets	774,158	747,087
Depreciation of right-of-use assets	6,432	6,739
Amortisation of intangible assets	6,143	6,154
Amortization of long-term deferred expense	110,828	114,166
Gains on disposal of fixed assets	(79,158)	(2,186)
Gains from changes in fair value	(19,151)	(9,037)
Finance income	(167,169)	(131,380)
Investment income	(557,657)	(286,378)
Decrease in deferred tax assets (“-” for increase)	125,514	(664,109)
Decrease in deferred income	(5,000)	(5,000)
Decrease in inventories (“-” for increase)	(3,555,033)	2,103,082
Decrease in operating receivables (“-” for increase)	(820,641)	(260,303)
Increase in operating payables (“-” for decrease)	736,148	(2,421,433)
Increase of reserve	31,268	44,240
Net cash inflow used in operating activities	(2,126,330)	(2,462,331)

(2)	Movement of cash and cash equivalent

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Cash and cash equivalents at end of the period	972,232	1,701,603
Less: Cash and cash equivalents at beginning of the period	(5,460,067)	(5,754,440)
Net decrease in cash and cash equivalents	(4,487,835)	(4,052,837)

2021 Interim Report    249

C.	SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

I.	Non-recurring items

	For the six months ended 30 June
	2021	2020
	(unaudited)	(unaudited)
Gains on disposal of non-current assets	62,290	2,186
Government grants recorded in profit or loss	11,412	21,495
Employee reduction expenses	(8,437)	(11,554)
Gains from changes in fair value of financial assets and liabilities	23,343	9,281
Gains from structured deposits income	22,209	73,170
Net (losses)/gains from disposal of derivative financial instruments	(151)	1,031
Loss on selling of financial assets at fair value through other comprehensive income	(2,096)	(13,185)
Other non-operating income and expenses other than those mentioned above	(9,421)	(10,438)
Income tax effect for the above items	(24,840)	131
Effect on non-controlling interests after tax	454	(29)

Total	74,763	72,088

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

250    Sinopec Shanghai Petrochemical Company Limited

C.	SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

II.	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is reviewed by KPMG. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit/(loss)		Net assets
	For the six months ended 30 June		30 June
	2021	2020	2021	31 December
	(unaudited)	(unaudited)	(unaudited)	2020
Under CAS	1,249,369	(1,708,318)	29,605,705	29,355,018
Adjustments under IFRS–
Government grants (1)	1,005	1,005	(19,038)	(20,043)
Safety production costs (2)	31,268	44,238	—	—

Under IFRS	1,281,642	(1,663,075)	29,586,667	29,334,975

Notes:

(1)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(2)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

2021 Interim Report    251

C.	SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

III.	Return on net assets and earnings/(losses) per share

			(Losses)/earnings per share (RMB per share)
	Weighted average return on net assets (%)		Basic		Diluted
	For the six months ended 30 June		For the six months ended 30 June		For the six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Net profit/(loss) attributable to shareholders of the Company	4.164	(6.588)	0.115	(0.159)	0.115	(0.159)
Net profit/(loss) attributable to shareholders of the Company excluding non-recurring items	3.913	(6.835)	0.108	(0.164)	0.108	(0.164)

252    Sinopec Shanghai Petrochemical Company Limited

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2021 INTERIM REPORT

Pursuant to the relevant requirements of Article 82 of the Securities Law, Standards for the Contents and Formats of Information Disclosure by Companies Offering to the Public No.3 – Contents and Formats of Interim Reports (2021 Revision), and Shanghai Stock Exchange Stock Listing Rules (2020 Revision), as the Company’s directors, supervisors and senior management, we fully understood and reviewed the Company’s 2021 Interim Report and issued the written opinions as follows:

1.	Confirmation opinions by directors and senior management

The Company operated in strict accordance with the financial system of listed companies, and the 2021 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results.

2.	Review opinions by supervisors

(1)	The formulation and review procedures of the Company’s 2021 Interim Report were in compliance with laws and regulations, articles of association and relevant internal control systems.

(2)	The contents and formats of the Company’s 2021 Interim Report met the relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange.

(3)	No violation of information confidentiality was found in the Company’s personnel involved in the formulation, review and information disclosure of the Company’s 2021 Interim Report.

(4)	The Company’s 2021 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results.

3.

All directors, supervisors and senior management guarantee that the information disclosed in the Company’s 2021 Interim Report and summary is true, accurate and complete, promise that there are no false records, misleading statements or major omissions, and bear the separate and joint legal liabilities for the authenticity, exactness and completeness of the contents.

2021 Interim Report    253

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2021 INTERIM REPORT (continued)

Sign by directors:

Wu Haijun	Guan Zemin	Jin Qiang	Du Jun

Jin Wenmin	Huang Xiangyu	Huang Fei	Xie Zhenglin

Peng Kun	Li Yuanqin	Tang Song	Chen Haifeng

Yang Jun	Gao Song

Sign by supervisors:

Ma Yanhui	Zhang Feng	Chen Hongjun	Zhang Xiaofeng

Zheng Yunrui	Choi Ting Ki

254    Sinopec Shanghai Petrochemical Company Limited

CORPORATE INFORMATION

(1)	Corporate Information

Chinese Name of the Company	中国石化上海石油化工股份有限公司

Abbreviation for Chinese Name of the Company	上海石化

English Name of the Company	Sinopec Shanghai Petrochemical Company Limited

Abbreviation for English Name of the Company	SPC

Legal Representative of the Company	Wu Haijun

(2)	Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative

Name	Liu Gang	Yu Guangxian

Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540

Tel	8621-57943143	8621-57933728

Fax	8621-57940050	8621-57940050

E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

(3)	Basic Information

Registered Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal Code of Registered Address	200540

Business Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal Code of Business Address	200540

Principal Place of Business in Hong Kong	Room 605, 6/F, Island Place Tower, 510 King’s Road, Hong Kong

Website of the Company	www.spc.com.cn

E-mail address	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Designated newspapers for the publication of the Company announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Time”

Websites for the publication of the Company’s interim report	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company

Location of keeping of the Company’s interim report	Secretariat Office of the Board, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

2021 Interim Report    255

CORPORATE INFORMATION (continued)

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock	SHANGHAI PECHEM	00338
	Exchange
American Depository Receipts	New York Stock Exchange	SHI	–
(ADR)

(6)	Other Information

Auditors engaged	Name	KPMG Huazhen LLP
by the Company (Domestic)	Address	8th floor, KPMG building, Oriental Plaza, No. 1, East Chang’an Street, Dongcheng District, Beijing
Auditors engaged by the	Name	KPMG
Company (International)		Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordiance
	Address	8th floor, Prince building, 10 Chater Road, Central, Hong Kong

Legal advisors:

PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:

Liu Gang, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:

Wu Haijun, Chan Sze Ting

H Shares Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170

U.S.A

Number for International Calls: 1-201-680-6921

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

256    Sinopec Shanghai Petrochemical Company Limited